 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 1, 1996
                                                     REGISTRATION NO. 333-10447
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 ------------

                             AMENDMENT NO. 4
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                 ------------
                       ALLIN COMMUNICATIONS CORPORATION
            (Exact name of Registrant as specified in its charter)

         DELAWARE                     7389                   25-1795265
      (State or other           (Primary Standard         (I.R.S. Employer
      jurisdiction of       Industrial Classification    Identification No.)
     incorporation or             Code Number)
       organization)
                             300 GREENTREE COMMONS
                             381 MANSFIELD AVENUE
                        PITTSBURGH, PENNSYLVANIA 15220
                                (412) 928-8800

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                 ------------
                              RICHARD W. TALARICO
                            CHIEF EXECUTIVE OFFICER
                       ALLIN COMMUNICATIONS CORPORATION
                             300 GREENTREE COMMONS
                             381 MANSFIELD AVENUE
                        PITTSBURGH, PENNSYLVANIA 15220
                                (412) 928-8800

(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                 ------------
                                  COPIES TO:
      BRYAN D. ROSENBERGER, ESQ.                PETER J. ROMEO, ESQ.
    ECKERT SEAMANS CHERIN & MELLOTT            HOGAN & HARTSON L.L.P.
     42ND FLOOR, 600 GRANT STREET               555 13TH STREET, N.W.
         PITTSBURGH, PA 15219                  WASHINGTON, D.C. 20004
            (412) 566-6000                         (202) 637-5600

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                 ------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

PROSPECTUS

                               2,000,000 SHARES
[Logo of Allin Communications Corporation]
                       ALLIN COMMUNICATIONS CORPORATION

                                 COMMON STOCK

  All of the shares of Common Stock, par value $.01 per share ("Common Stock"), offered hereby are being offered by Allin Communications Corporation (the "Company"). Prior to this offering (the "Offering"), there has been no public market for the Common Stock. The Common Stock has been approved for quotation on the NASDAQ Stock Market's National Market under the symbol "ALLN."
                                --------------

                 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.
                   SEE "RISK FACTORS" BEGINNING ON PAGE 10.
                                --------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION, NOR  HAS  THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                       PRICE TO     UNDERWRITING   PROCEEDS TO
                                        PUBLIC      DISCOUNTS(1)   COMPANY(2)
------------------------------------------------------------------------------
Per Share...........................    $15.00         $1.05         $13.95
------------------------------------------------------------------------------
Total(3)............................  $30,000,000    $2,100,000    $27,900,000
------------------------------------------------------------------------------
------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities. See "Underwriting."

(2) Before deducting estimated expenses of $1,200,000 payable by the Company.

(3) The Company has granted to the Underwriters a 30-day over-allotment option to purchase up to 300,000 additional shares of Common Stock on the same terms and conditions as set forth above. If all such shares are purchased by the Underwriters, the total Price to Public, Underwriting Discount and Proceeds to the Company will be $34,500,000, $2,415,000 and $32,085,000, respectively. See "Underwriting."

  The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to withdraw, modify, correct and reject orders in whole or in part. It is expected that delivery of the certificates representing the shares of Common Stock will be made against payment therefor at the offices of Friedman, Billings, Ramsey & Co., Inc., Arlington, Virginia, or in book entry form through the book entry facilities of the Depository Trust Company, on or about November 6, 1996.
                    FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

             THE DATE OF THIS PROSPECTUS IS NOVEMBER 1, 1996.

[LOGO OF ALLIN COMMUNICATIONS]

     ALLIN COMMUNICATIONS CORPORATION PROVIDES CUSTOMIZED INTERACTIVE TELEVISION, DIGITAL IMAGING AND OTHER COMMUNICATIONS AND MEDIA SERVICES TO USERS IN THE TRAVEL AND LEISURE, SPORTS MARKETING AND PROMOTION, COMMERCIAL PHOTOGRAPHY AND OTHER INDUSTRIES.



SEAVISION/R/
--------------------------------------------------------------------------------
WORLDWIDE INTERACTIVE TELEVISION SERVICES

SEAVISION IS A FULL SERVICE MEDIA COMPANY OFFERING A VARIETY OF SERVICES TO CUSTOMERS IN THE TRAVEL AND LEISURE INDUSTRY THROUGH ITS PROPRIETARY INTERACTIVE TELEVISION ("ITV") SYSTEM. CRUISE LINES, HOTELS AND RESORTS CAN USE SEAVISION'S ITV SYSTEM TO GENERATE INCREMENTAL REVENUE, IMPROVE CUSTOMER SERVICE AND INCREASE EMPLOYEE PRODUCTIVITY.



PHOTOWAVE/SM/
--------------------------------------------------------------------------------
DIGITAL PHOTOGRAPHIC NETWORK

PHOTOWAVE'S SERVICES WILL COMBINE DIGITAL IMAGING TECHNOLOGY, INCLUDING IMAGE ARCHIVAL AND TRANSMISSION, WITH CREATIVE GRAPHIC ENHANCEMENT IN A TURNKEY PACKAGE WHICH CAN BE MARKETED FOR COMMERCIAL USE.



SPORTSWAVE/SM/
--------------------------------------------------------------------------------
INTERACTIVE SPORTS MARKETING EVENTS

SPORTSWAVE WILL COMBINE INTERACTIVE TECHNOLOGY, DIGITAL IMAGING AND TRADITIONAL SPORTS MARKETING TO CREATE UNIQUE PROMOTIONAL OPPORTUNITIES FOR ADVERTISERS AND CORPORATE SPONSORS OF SPORTING EVENTS.

[PHOTO APPEARS HERE]

                                        [LOGO OF SEAVISION]
                                  This image presents features of
                                       SeaVision's interactive
                                  television (ITV) installations,
                                    including its shipboard ITV
                                      control center and ITV
                                         screen and menu.




[PHOTO APPEARS HERE]

                                        [LOGO OF PHOTOWAVE]
                                  This image presents features of
                                  PhotoWave's mobile event imaging
                                     service, including digital
                                         imaging equipment.



[PHOTO APPEARS HERE]

                                        [LOGO OF SPORTSWAVE]
                                    This image presents various
                                  sporting events, facilities and
                                      figures, a prototype of
                                       SportsWave's wireless
                                    interactive terminal and a
                                   representation of the types
                                     of equipment SportsWave
                                  intends to use for its mobile
                                  media centers at such events.

                                  [GRAPHICS]

IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary information is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Prospective investors should carefully consider all of the information in this Prospectus. The Company was formed to act as a holding company for four operating subsidiaries: SeaVision, Inc., PhotoWave, Inc., SportsWave, Inc. and Kent Consulting Group, Inc. See "Background." Simultaneously with the closing of the Offering, the Company will acquire the sports marketing business of International Sports Marketing, Inc., a Pennsylvania corporation ("ISM"), in exchange for cash and certain future contingent payments (the "ISM Acquisition"), and will change the name of ISM to SportsWave, Inc. Simultaneously with the closing of the Offering, the Company will also acquire the software design and network solutions business of Kent Consulting Group, Inc., a California corporation ("KCG"), in exchange for cash, shares of Common Stock and certain future contingent payments (the "KCG Acquisition"). See "Background--The Acquisitions." Unless the context otherwise requires, all references herein to the "Company" mean Allin Communications Corporation, a Delaware corporation, and its subsidiaries. Unless otherwise indicated, all information in this Prospectus assumes that the over-allotment option granted to the Underwriters will not be exercised.

                                  THE COMPANY

  Allin Communications Corporation (the "Company") provides customized interactive television ("ITV"), digital imaging and other communications and media services to users in the travel and leisure, sports marketing and promotion and other industries. These services are provided principally through the use of the Company's proprietary interactive communications platform which was created to run on the Microsoft Windows NT operating system. The platform includes a multimedia digital file server and Windows-based software applications, and features high resolution and animated graphics, compressed full motion video, superior quality audio and flexible input capacity. Unlike many other ITV platforms, the Company's platform features rapid response and real time interfacing with a variety of third party systems permitting the immediate execution and confirmation of transactions. The platform, which received an applications development award from Microsoft in 1995, can provide its media and imaging services over a variety of network architectures, including the Internet, telephone and cable television systems, and other public and private communications networks. The Company maintains a constant focus on creating ITV design features that emphasize ease of use and eye-catching graphics.

THE INTERACTIVE TELEVISION SYSTEM

  The Company's ITV system offers customers a variety of interactive services through 18 separate system modules. Among the pay services that can be offered are video-on-demand, music-on-demand, shopping, games of chance, event ticketing and customized photographs using digital imaging technology. Free-to-user services include informational messages, account review and room service. While free services do not currently provide revenue, they enhance the usefulness of the system, afford the Company a competitive advantage in marketing its system, attract users to other services offered on the Company's system and provide potential sources of additional revenue from sponsorship of various services by advertisers and from transaction fees. The ITV system can also serve as a response-based marketing vehicle that can target specific audiences for potential advertisers and can make available to service providers a variety of other services, including activity reports and market research.

  The Company's ITV system permits a user to access the transactional and other services offered on the system by using a handheld television remote control to make selections from easy-to-use menus on a television screen that may be located in a user's cruise ship cabin, hotel room or other individual station, or in a centrally located kiosk. Users can limit access to various pay services by utilizing lock out codes and password procedures. The system currently operates in six languages: English, Spanish, French, Italian, German and Portuguese.

MARKETS AND APPLICATIONS

  Revenue from the domestic ITV service and advertising market increased from approximately $252 million in 1992 to $866 million in 1995. This revenue resulted primarily from the delivery of a limited number of interactive services, predominantly on-demand movies. The Company believes that it is one of the first to market a fully operational ITV system which is capable of providing multiple interactive services. While the Company's ITV service and advertising market share is currently insubstantial (less than one percent), the Company believes that the capabilities of its ITV system, the existing contracts for the installation and operation of its ITV system and the proceeds to be realized from the Offering position the Company to increase its share of the market for ITV services and advertising.

  The Company initially marketed its ITV system to the travel and leisure industry, principally the international cruise ship industry, which the Company believes provides a substantial market opportunity for its ITV system and related services. Through its wholly owned subsidiary, SeaVision, Inc. ("SeaVision"), the Company has installed and operates its ITV system on three cruise ships operated by Celebrity Cruises Inc. ("Celebrity"), Carnival Cruise Lines ("Carnival") and Norwegian Cruise Lines ("NCL"), respectively. As of September 30, 1996, SeaVision had entered into contracts to install and operate its system on five additional Celebrity cruise ships, one additional NCL ship and two ships operated by Royal Caribbean Cruise Line ("RCCL"), and Carnival had exercised an option to have the Company's system installed on one additional ship. Based on its historical and projected installation schedules, the Company anticipates completion of six of these installations by December 31, 1996, which will result in the ITV system being operational on nine ships with approximately 8,200 cabins. The Company's contracts with Carnival, NCL and RCCL provide Carnival, NCL and RCCL with the option of having SeaVision install and operate its ITV system on up to eleven, four and two additional cruise ships, respectively, and the Company is currently pursuing negotiations with various other cruise lines to install its system on up to 26 additional vessels. Based on its historical and projected installation schedules, the Company believes that if it obtains firm contracts for 13 additional installations, either through the exercise of cruise line options or through the acquisition of additional contracts, the Company would have its systems installed and operational on 25 ships by December 31, 1997. There can be no assurance, however, that any option will be exercised or that any additional contracts will be acquired or, if additional firm contracts are secured, that unforeseen delays in installation will not occur.

  SeaVision's in-cabin ITV system provides cruise passengers with a variety of services, including casino video gaming, on-demand pay-per-view movies, shopping, shore excursion ticket purchasing and room service ordering. The system also can be used by passengers to preview and purchase photographs taken by the ship's photographers during their voyage, and to customize photos with special graphic overlays, borders and backgrounds. SeaVision and Eastman Kodak Company ("Kodak") have entered into a market trial agreement for the operation of this service on three ships fitted with SeaVision's ITV system. As of August 1, 1996, SeaVision's ITV system had been utilized on over 366,000 occasions, or an average of 5,000 sessions per week per ship, by passengers on board the three ships currently equipped with the system, resulting in what the Company believes represents a multiple service application of interactive television larger than any in the United States. SeaVision's system can also be utilized for advertising on behalf of retailers, corporate sponsors and other third parties and for gathering data and disseminating information by cruise operators.

  The Company is actively seeking to market its services in other industries and niche markets in which its technology may afford a competitive advantage. Through SeaVision, the Company has begun to offer additional services to the cruise industry and is currently providing shipboard systems integration services aboard the Queen

Elizabeth 2 ("QE2") operated by Cunard Line Limited ("Cunard") and is also pursuing other shipboard systems integration contracts. SeaVision is also marketing to the hotel and resort industry an ITV system offering guest services that include not only on-demand pay-per-view movies but also other services not typically provided, including high-speed Internet access through the hotel's television system. Through its wholly owned subsidiary, PhotoWave, Inc. ("PhotoWave"), the Company intends to market a turnkey package of digital imaging services to industries dependent on conventional "wet" photography, including the real estate, insurance and commercial photography industries. The Company and District Photo, Inc. ("District Photo"), a major mail order photo finisher, have agreed in principle to certain cooperative arrangements with respect to the Company's digital imaging technology. The Company's wholly owned subsidiary, SportsWave, Inc. ("SportsWave"), intends to use the platform to expand the existing sports marketing capabilities of ISM, which has exclusive worldwide marketing rights with the Major League Baseball Players Alumni Association ("MLBPAA") and significant relationships with former athletes in other professional sports. The Company also intends to continue to operate KCG's software design and network solutions business.

STRATEGY

  To achieve its goal of becoming a leader in the processing and distribution of ITV and digital imaging services, the Company's strategy is (i) to expand its presence in the travel and leisure industry by (a) completing the installation of ITV systems on ships for which the Company has firm contracts,
(b) seeking additional commitments from cruise line operators for the installation and operation of ITV systems, (c) adding new applications to its platform to maintain its competitive position within the cruise industry, (d) expanding its shipboard systems integration business and (e) extending the use of its platform to other segments of the travel and leisure industry, including hotels and resorts; (ii) to develop its digital imaging business by marketing, through PhotoWave, digital imaging services to niche markets currently dependent on conventional photography; (iii) to expand the sports marketing business of ISM by marketing, through SportsWave, new applications for the Company's platform directed at promoters of sporting events and corporate sponsors and spectators at such events; (iv) to utilize KCG's technical and creative expertise to further develop the Company's digital platform and to provide third party software design and network solutions; (v) to engage from time to time in acquisitions of businesses and the development of joint venture relationships that offer opportunities to complement or expand the Company's ITV and other capabilities and the marketing of such capabilities; and (vi) to supply specialized software and creative program enhancements to mass market providers of interactive communications and digital imaging services, such as cable television and telephone companies.

                                   BACKGROUND

  The Company was formed in July 1996 to act as a holding company for four operating subsidiaries: SeaVision, PhotoWave, SportsWave and KCG. The Company's principal offices are located at 300 Greentree Commons, 381 Mansfield Avenue, Pittsburgh, Pennsylvania 15220, and its telephone number is (412) 928-8800.

SEAVISION

  SeaVision was formed in June 1994 to focus on the development of an interactive digital platform and the installation and operation of interactive television systems in the travel and leisure industry.

  Henry Posner, Jr. and Thomas D. Wright, who currently own more than ten percent of the outstanding Common Stock, Richard W. Talarico, a director and executive officer of the Company, and James C. Roddey, a director of the Company, were among the founding stockholders of SeaVision and are stockholders of the Company. They are affiliated with The Hawthorne Group, a private investment and management company whose principals have had investments in diversified media and communications businesses, including television and radio broadcasting, cable, outdoor advertising, paging and video production.

  Certain stockholders of SeaVision and an entity affiliated with such stockholders contributed to SeaVision certain intellectual property rights relating to the technology utilized by SeaVision. In addition, the founders of SeaVision were reimbursed for expenses incurred by them in forming and organizing SeaVision. See "Certain Transactions--Transactions Relating to the Formation and Organization of SeaVision." In August 1996, SeaVision became a subsidiary of the Company by merging into SeaVision Acquisition Corporation, a newly formed subsidiary of the Company which changed its name to SeaVision, Inc. See "Certain Transactions--Transactions Relating to the Formation and Organization of the Company."

PHOTOWAVE

  In August 1996, PhotoWave was formed as a subsidiary of the Company to continue the development and marketing of the Company's digital imaging business.

THE ACQUISITIONS

  Simultaneously with, and conditioned upon, the closing of the Offering, the Company will acquire the sports marketing business of ISM, which has been in operation since 1989 and which will change its name to SportsWave, Inc. following the acquisition, and the software design and network solutions business of KCG, which, including a predecessor business, has been in operation since 1983. ISM and SeaVision have been exploring and continue to explore applications of SeaVision's ITV system and interactive platform for the sports marketing and promotions industry and have cooperated in various sports marketing ventures. Since 1994, KCG has assisted SeaVision with many aspects of the development of its ITV system. The acquisitions of ISM and KCG by the Company present opportunities for these companies to combine their resources, talents and capabilities.

 ISM Acquisition

  The ISM Acquisition is being made pursuant to a stock purchase agreement (the "ISM Stock Purchase Agreement") providing for the acquisition by the Company of all of the issued and outstanding shares of capital stock of ISM. The ISM Stock Purchase Agreement provides for the payment of up to $4.8 million by the Company to the ISM stockholders, consisting of $2.4 million in cash at the time of closing of the ISM Acquisition and up to $2.4 million in contingent payments based on the operating income of ISM for the years 1997, 1998 and 1999, calculated as set forth in the ISM Stock Purchase Agreement, and paid pursuant to a formula more fully described under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  At the closing of the ISM Acquisition, Henry Posner, Jr., Thomas D. Wright, Richard W. Talarico and James C. Roddey, each a stockholder of ISM as well as a stockholder, officer and/or director of the Company, will receive cash payments in amounts of approximately $1,273,000, $791,000, $48,000 and $120,000, respectively, and will be entitled to receive contingent payments up to the same approximate amounts (not including interest payable on any promissory note delivered in respect of the contingent payments). See "Certain Transactions," "Management" and "Principal Stockholders."

 KCG Acquisition

  The KCG Acquisition is being made pursuant to an agreement and plan of merger (the "KCG Merger Agreement") providing for the merger of KCG with and into a wholly owned subsidiary of the Company. The KCG Merger Agreement provides for consideration to Les Kent, the sole stockholder of KCG, of up to $8.0 million, consisting of $2.0 million in cash at the time of closing of the KCG Acquisition, $3.2 million in Common Stock valued at the initial public offering price in the Offering and up to $2.8 million in contingent payments, the amount of which would be based on the operating income of KCG for the years 1997, 1998 and 1999, calculated as set forth in the KCG Merger Agreement, and paid in the manner more fully described under "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources." Additionally, certain restricted stock grants totaling $400,000, which will not vest until the third anniversary of the KCG Acquisition, will be made to various employees of KCG. The sole stockholder will have certain registration rights with respect to the shares of Common Stock issued in the merger. See "Certain Transactions--Registration Rights."

                                  THE OFFERING

Common Stock Offered Hereby(1).............  2,000,000 shares.
Common Stock Currently Outstanding.........  2,400,000 shares.
Common Stock to be Outstanding After
 this Offering(1)(2).......................  4,884,065 shares.
Use of Net Proceeds........................  To repay accrued interest on indebtedness, to acquire
                                             ISM and KCG and for capital expenditures. See "Use
                                             of Proceeds."
NASDAQ Stock Market National Market symbol.  "ALLN."

--------
(1) Excludes 300,000 shares of Common Stock that may be issued pursuant to the Underwriters' over-allotment option. See "Underwriting."

(2) Includes 213,333 shares to be issued as a portion of the consideration in the KCG Acquisition, 26,666 shares to be issued as restricted stock under the Company's 1996 Stock Plan (the "1996 Stock Plan") in connection with the KCG Acquisition (the "Restricted Grant Shares") and 244,066 shares to be issued in exchange for the extinguishment of certain loans by stockholders (the "Stockholder Loans"), but excludes 203,385 shares issuable on conversion of the Company's Series A Convertible Redeemable Preferred Stock, par value $.01 per share (the "Convertible Preferred Stock"), and the remaining 239,334 shares issuable under the 1996 Stock Plan. See "Background--The Acquisitions--KCG Acquisition," "Certain Transactions--Stockholder Loans," "Certain Transactions--Sale of Convertible Preferred Stock" and "Management--1996 Stock Plan."

                                  RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. Such risks include the Company's limited operating history, history of net losses, accumulated deficit and dependence on its proprietary technology and the risks inherent in development of new products and markets. See "Risk Factors" for a discussion of these and other risks attendant to an investment in the Common Stock. Purchasers of shares of Common Stock in the Offering will also experience immediate and substantial dilution. See "Dilution."

                             SUMMARY FINANCIAL DATA
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

  The historical financial data for each of the periods ended December 31, 1994 and 1995 and June 30, 1996 presented below have been derived from the audited consolidated financial statements of the Company. The pro forma consolidated financial data for each of the periods ended December 31, 1995 and June 30, 1996 have been derived from the unaudited pro forma condensed consolidated financial statements. The summary financial data should be read in conjunction with the Consolidated Financial Statements of the Company, Pro Forma Condensed Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Prospectus. The historical financial data for the interim period ended June 30, 1995 are unaudited but, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of such period.

  The pro forma consolidated financial data are provided for comparative purposes only and are not necessarily indicative of future results or the results that would be achieved if the transactions reflected therein had occurred at the beginning of the period. The pro forma consolidated statement of operations data and pro forma per share data give effect to (i) the acquisitions of ISM and KCG, (ii) the issuance of the Convertible Preferred Stock and (iii) the Offering and the application of the net proceeds therefrom, as if each had occurred as of January 1, 1995. The pro forma consolidated balance sheet data give effect to the transactions described above as if each had occurred as of June 30, 1996.
  For all periods presented, SeaVision, Inc. elected to be treated as an S Corporation and, as a result, the taxable loss has been reflected on the federal and state tax returns of the shareholders rather than the corporate returns. The pro forma loss before nonrecurring charges and pro forma loss before nonrecurring charges per share do not reflect any tax benefit, due to the uncertainty of realization.


                           YEAR ENDED DECEMBER 31,     SIX MONTHS ENDED JUNE 30,
                           -------------------------- ------------------------------
                            HISTORICAL     PRO FORMA    HISTORICAL       PRO FORMA
                           -------------  AS ADJUSTED ---------------   AS ADJUSTED
                           1994    1995    1995 (2)    1995     1996     1996 (3)
                           -----  ------  ----------- ------  -------  -------------
 STATEMENT OF OPERATIONS
 DATA:
  Revenue................  $ --   $   44   $   6,212  $  --   $   163   $    3,287
  Operating loss.........   (588) (1,799)     (3,172)   (767)  (2,044)      (2,772)
  Interest (income) ex-       24     369         (33)    105      468            4
   pense, net............
  Loss before nonrecur-     (612) (2,168)     (3,139)   (872)  (2,512)      (2,776)
   ring charges..........
  Net loss...............   (612) (2,168)               (872)  (2,512)
  Pro forma loss before
   nonrecurring charges
   per common share (1)..                     $(0.62)                       $(0.55)
                                           =========                    ==========
  Weighted average number
   of common shares out-
   standing (1)..........                  5,087,450                     5,087,450
                                           =========                    ==========

                                                    AS OF JUNE 30, 1996
                                             ---------------------------------
                                                         PRO FORMA
                                                        CONSOLIDATED PRO FORMA
                                                            FOR         AS
                                             HISTORICAL ACQUISITIONS ADJUSTED
                                             ---------- ------------ ---------
BALANCE SHEET DATA:
 Working capital............................  $(4,843)    $(6,746)    $19,147
 Total assets...............................    4,147      11,393      37,286
 Total liabilities..........................    9,437      11,033       7,226
 Convertible, redeemable preferred stock....      --        2,450       2,450(4)
 Stockholders' equity.......................   (5,290)     (2,090)     27,610(5)

--------
                        [footnotes appear on next page]

(1) The weighted average number of shares of Common Stock used to calculate pro forma loss before nonrecurring charges per common share includes the assumed conversion of the Convertible Preferred Stock. The pro forma loss before nonrecurring charges for the year ended December 31, 1995 used to compute pro forma loss before nonrecurring charges per common share does not include the charges related to the conversion of the Convertible Preferred Stock of $551,000, accretion of $50,000 to stated value of the Convertible Preferred Stock and the charge of $661,000 related to the induced conversion of the Stockholder Loans. These charges are nonrecurring and directly attributable to the Offering and, therefore, are not reflected in the pro forma loss before nonrecurring charges available to common stockholders.

(2) Includes (a) elimination of intercompany profit of $253,000 capitalized as software development costs, (b) compensation expense of $134,000 related to the issuance of the Restricted Grant Shares to certain employees of KCG,
    (c) amortization of intangible assets of $1,764,000, (d) reduction of interest charges on the Stockholder Loans of $369,000 and (e) reduction of tax provision of $57,000.

(3) Includes (a) elimination of intercompany profit of $40,000 capitalized as software development costs and $30,000 capitalized as equipment, (b) compensation expense of $66,000 related to the issuance of the Restricted Grant Shares to certain employees of KCG, (c) amortization of intangible assets of $882,000, (d) reduction of interest charges on the Stockholder Loans of $468,000 and (e) reduction of tax provision of $167,000.

(4) Conversion of the Convertible Preferred Stock at $12.29 per share will result in a charge to accumulated deficit of $551,000.

(5) Includes a charge of $661,000 related to the induced conversion of the Stockholder Loans into 244,066 shares of Common Stock.

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors in evaluating an investment in the Company. Additionally, this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements.

LIMITED OPERATING HISTORY

  The Company was not organized until July 1996 and will not, until the Offering is consummated, conduct any operations as a combined entity consisting of the businesses of SeaVision, ISM and KCG. Furthermore, SeaVision has been in operation only since 1994 and has concentrated on developing its digital platform and ITV system and on securing contracts to install and operate the ITV system on cruise ships. To date, SeaVision is operating its ITV system in only three installations, and as a result, revenue generated by the ITV system has not been significant. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Although SeaVision, ISM and KCG have had prior relationships, and SeaVision and ISM have certain common owners, there can be no assurance that the Company will be able to integrate the businesses successfully. Because SeaVision has only a limited operating history and the Company has no operating history as a combined entity, there can be no assurance that the Company will succeed in implementing its strategy for development and growth or that it will obtain financial returns sufficient to justify its investment in the markets in which it participates. See "Business--Operating and Growth Strategy."

RECENT NET LOSSES AND ACCUMULATED DEFICIT

  On a pro forma basis, the Company has sustained substantial net losses during the year ended December 31, 1995 and during the six months ended June 30, 1996 and, as of June 30, 1996, had an accumulated deficit of $5.0 million. SeaVision has recognized net losses since inception in 1994 primarily because of the limited revenue generated during its start-up phase, which have also impacted the pro forma net losses noted above. During the start-up phase, the Company has researched, developed and installed the only ITV system presently in use in the cruise industry, and has incurred substantial costs in doing so. The Company anticipates that it will continue to incur losses at least through 1996, and there can be no assurance that it will be able to achieve revenue growth or profitability on an ongoing basis in the future. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS INHERENT IN DEVELOPMENT OF NEW PRODUCTS AND MARKETS

  The Company's strategy includes developing new applications for its interactive entertainment and information technologies and entering new markets. This strategy presents risks inherent in assessing the value of development opportunities, in committing capital in unproven markets and in integrating and managing new technologies and applications. Within these new markets, the Company will encounter competition from a variety of sources. It is also possible that the Company will experience unexpected delays or setbacks in developing new applications of its technology. There can be no assurance that the Company's new products and applications will generate additional revenue for the Company or that the Company will successfully penetrate these additional markets. See "Business--Operating and Growth Strategy."

DEPENDENCE ON PROPRIETARY TECHNOLOGY; ABSENCE OF PATENTS

  The Company's success is highly dependent upon its proprietary technology. The Company does not have patents on any of its technology and relies on a combination of copyright and trade secret laws and contractual restrictions to protect its technology. It is the Company's policy to require employees, consultants and clients to execute nondisclosure agreements upon commencement of a relationship with the Company, and to limit access to and distribution of its software, documentation and other proprietary information. Nonetheless, it may be possible for third parties to misappropriate the Company's technology and proprietary information or independently to develop similar or superior technology. There can be no assurance that the legal protections afforded to the Company and the measures taken by the Company will be adequate to protect its technology. Any misappropriation of the Company's technology or proprietary information could have a material adverse effect on the Company's business, financial condition and results of operations.

  There can be no assurance that other parties will not assert technology infringement claims against the Company, or that, if asserted, such claims will not prevail. In such event, the Company may be required to engage in protracted and costly litigation, regardless of the merits of such claims; discontinue the use of certain software codes or processes; develop non-infringing technology; or enter into license arrangements with respect to the disputed intellectual property. There can be no assurance that the Company would be able to develop alternative technology or that any necessary licenses would be available or that, if available, such licenses could be obtained on commercially reasonable terms. Responding to and defending against any of these claims could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Technology and Licensing."

RISK OF TECHNOLOGICAL OBSOLESCENCE

  The ability of the Company to maintain a standard of technological competitiveness is a significant factor in the Company's strategy to maintain and expand its customer base, enter new markets and generate revenue. The Company's continued success will depend in part upon its ability to identify promising emerging technologies and to develop, refine and introduce high quality services in a timely manner and on competitive terms. There can be no assurance that future technological advances by direct competitors or other providers will not result in improved equipment or software systems that could adversely affect the Company's business, financial condition and results of operations. See "Business--Competition."

NEED FOR MANAGEMENT OF GROWTH

  The Company's growth strategy will require its management to conduct operations and respond to changes in technology and the market, while substantially expanding operations and personnel. If the Company's management is unable to manage growth effectively, its business, financial condition and results of operations will be materially adversely affected. See "Business-- Operating and Growth Strategy."

DEPENDENCE ON KEY PERSONNEL

  The Company's success is dependent on a number of key management, research and operational personnel for the management of operations, development of new products and timely installation of its systems. The loss of one or more of these individuals could have an adverse effect on the Company's business and results of operations. The Company has in place key person life insurance policies on certain of its key employees. The Company depends on its continued ability to attract and retain highly skilled and qualified personnel and to engage nonemployee consultants. There can be no assurance that the Company will be successful in attracting and retaining such personnel or contracting with such nonemployee consultants. See "Business--Technology and Licensing" and "Management."

DEPENDENCE ON CRUISE INDUSTRY AND CONTINUED OPERATION OF CRUISE LINE CUSTOMERS

  A substantial portion of the Company's revenue is expected to be generated in the near term from its cruise industry operations, thereby making the Company's business dependent upon the cruise industry in general and the continued operations of the Company's current cruise line customers. A significant reduction in the operations of any of these customers could, depending on the extent of the reduction and the ships involved, have a material adverse effect on the Company. See "Business--Travel and Leisure Industry--International Cruise Industry."

CRUISE LINES' RIGHTS TO TERMINATE OR BUY OUT CONTRACTS WITH THE COMPANY

  Each of the Company's ITV system contracts with the cruise lines is subject to renewal by mutual consent of the parties at the expiration of the initial term. A decision by one or more of the cruise lines to discontinue its agreement with the Company at the contractual expiration date could have a material adverse effect on the Company.

  Under certain circumstances, following termination of the Company's ITV system contract with three of its cruise lines customers, the cruise line will have the right to purchase the hardware installed by the Company and to obtain a nontransferable license to use the software installed by the Company. Additionally, one cruise line will have the right to purchase such hardware and license such software from the Company, for a one-year period following such termination, to enable it to install the Company's system on other ships for an agreed upon aggregate purchase and license price. Any such purchase would eliminate the Company's ability to share in revenue produced by the purchased system. The loss or elimination of the Company's right to share in revenue produced by its systems resulting from any of the foregoing events could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Travel and Leisure Industry--International Cruise Industry--Customer Contracts."

DEPENDENCE ON MAJOR LEAGUE SPORTS

  The Company's sports marketing and promotion business conducted through ISM is dependent on the success and continued popularity of major league sports. Factors which adversely affect major league sports could also adversely affect the Company's business and results of operations. For example, ISM's business was adversely impacted by the players' strike and owners' lockout during the 1994 and 1995 Major League Baseball seasons. There can be no assurance that there will be no strike or other event with a similar adverse impact in the future involving one or more of Major League Baseball, the National Football League, the National Basketball Association or the National Hockey League. See "Business--Sports Marketing Industry."

FLUCTUATIONS IN OPERATING RESULTS

  The Company expects to experience significant fluctuations in its future quarterly operating results that may be caused by many factors, including the seasonal aspects of ISM's business. Accordingly, quarterly revenues and operating results will be difficult to forecast, and the Company believes that period-to-period comparisons of its operating results will not necessarily be meaningful and should not be relied upon as an indication of future performance. See "Management's Discussions and Analysis of Financial Condition and Results of Operations."

POTENTIAL IMPACT OF PRIVACY CONCERNS

  One of the features of the Company's ITV system is the ability to develop and maintain information regarding usage of the system by cruise ship passengers and other parties. The perception by the users of substantial security and privacy concerns, whether or not valid, may cause users to resist providing the personal information that might be useful for demographic purposes and may inhibit market acceptance and usage of the Company's video systems. In the event such concerns are not adequately addressed, the Company's business, financial condition and results of operations could be materially adversely affected. See "Business--Travel and Leisure Industry."

COMPETITIVE MARKET CONDITIONS

  The market for interactive communications and digital imaging is new, rapidly evolving and highly competitive. Many of the Company's current and potential competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than the Company and therefore may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. There can be no assurance that the Company will be able to compete effectively with current or future competitors or that the competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Operating and Growth Strategy" and "-- Competition."

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS

  The Company's Certificate of Incorporation and Bylaws contain a number of provisions that could inhibit a change in control of the Company by means of a tender offer, merger, proxy contest or otherwise, including advance notice provisions and provisions that enable the Board of Directors to issue "blank check" preferred stock. These provisions and the future issuance of shares of such preferred stock could adversely impact prevailing market prices for the Common Stock and could result in the Common Stock holders having to forego a transaction in which they may have received a substantial premium for their shares over then-current market prices. See "Description of Capital Stock-- Certain Anti-Takeover Effects of Certificate and Bylaws Provisions."

LIMITATIONS ON DIRECTOR LIABILITY; INDEMNIFICATION

  As permitted by Delaware law, the Certificate of Incorporation of the Company contains provisions eliminating or limiting director liability to the Company and its stockholders for monetary damages arising from acts or omissions in the director's capacity as a director, subject to certain exceptions provided by law. As a result of these provisions, the directors generally will not be liable to the stockholders for negligence or even gross negligence in the performance of their duties as directors. The Certificate of Incorporation and By-Laws of the Company also provide that all directors and officers and certain other persons shall be indemnified to the fullest extent permitted by law in connection with each such person's service to the Company, with certain limited exceptions. See "Description of Capital Stock-- Limitations on Liability and Indemnification of Directors and Officers."

ABSENCE OF TRADING MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained. The initial offering price for the Common Stock offered hereby will be determined by negotiation between the Company and the representative of the Underwriters and may not be indicative of the market price for the Common Stock after the Offering. After the Offering, the market price of the Common Stock could be subject to significant fluctuations in response to variations in results of operations, changes in earnings estimates by securities analysts, general economic and market conditions and other factors. See "Underwriting."

ABSENCE OF DIVIDENDS

  The Company has not paid any dividends to its stockholders since its inception and does not anticipate paying any dividends on the Common Stock or the Convertible Preferred Stock in the foreseeable future. The Company intends to reinvest earnings, if any, in the development and expansion of its business. See "Dividend Policy."

IMMEDIATE AND SUBSTANTIAL DILUTION

  Purchasers of the shares of Common Stock in the Offering will experience immediate and substantial dilution in net tangible book value per share of Common Stock from the initial public offering price. See "Dilution."

POSSIBLE ADVERSE MARKET IMPACT OF FUTURE SALES OF COMMON STOCK

  Sales of substantial amounts of Common Stock into the public market following the Offering, or the perception that such sales might occur, could adversely impact prevailing market prices for the Common Stock and the ability of the Company to raise equity capital. A substantial number of shares of Common Stock outstanding or issuable in the future pursuant to existing Company commitments could become eligible for future sale in the public market at varying times following the Offering. Included among these shares are 239,999 shares issuable upon the closing of the KCG Acquisition (including the 26,666 Restricted Grant Shares), 244,066 shares issuable upon the closing of the Offering in exchange for the extinguishment of the Stockholder Loans, the remaining 239,334 shares issuable under the 1996 Stock Plan, and 203,385 shares issuable upon conversion of the Convertible Preferred Stock. Holders of these shares of Common Stock which will be outstanding upon closing of the Offering (other than the Restricted Grant Shares) or issued upon conversion of the Convertible Preferred Stock have agreed or will agree not to sell their shares for twelve months following the closing of the Offering. See "Shares Eligible for Future Sale."

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

  The Company is subject, both directly or indirectly, to various laws and governmental regulations relating to its business. As a result of rapid technology growth and other related factors, laws and regulations may be adopted which significantly impact the Company's business. See "Business-- Government Regulation."

                                USE OF PROCEEDS

  The net proceeds to the Company from the Offering are estimated to be approximately $26.7 million ($30.9 million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to use the net proceeds of the Offering as follows: (i) $2.4 million to pay the cash portion of the consideration due at the closing of the ISM Acquisition; (ii) $2.0 million to pay the cash portion of the consideration due at the closing of the KCG Acquisition, (iii) approximately $1.0 million to pay the accrued interest on the Stockholder Loans; and (iv) the remainder (approximately $21.3 million if the Underwriters' overallotment option is not exercised) for planned capital expenditures through 1997. Pending such uses, the Company intends to invest the net proceeds in short-term, investment grade, interest-bearing securities (which will be held by a subsidiary of the Company formed to hold its investments) and, consistent with prudent cash management procedures, may repay all or a portion of outstanding balances under the Company's line of credit with National City Bank, subject to reborrowing as appropriate investments are identified. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for a discussion of the terms of the Company's line of credit. Planned capital expenditures through 1997 include approximately $13.3 million for equipment to be used for installations by SeaVision of ITV systems on cruise ships, approximately $3.7 million for equipment to be used for installations by SeaVision of ITV systems in hotels, approximately $1.3 million for equipment to be used for continued development of PhotoWave's data processing and image archival center and approximately $3.0 million for equipment to be used by SportsWave for construction of mobile media centers and development of interactive services for sports arenas and stadiums.

  The Stockholder Loans were made during the years 1994, 1995 and 1996 by Henry Posner, Jr., Thomas D. Wright, Terence M. Graunke, James C. Roddey and Richard W. Talarico (the "Funding Stockholders"), stockholders of SeaVision, in the aggregate principal amount of $6.6 million to permit development and operation of SeaVision's business. All of the Funding Stockholders are stockholders, officers and/or directors of the Company. Currently, the principal amount outstanding is $3.0 million. The entire principal amount outstanding at the closing of the Offering will be extinguished at the closing in exchange for 244,066 shares of Common Stock. The accrued interest of approximately $1.0 million will be paid in cash at the closing of the Offering. See "Certain Transactions."

                                DIVIDEND POLICY

  The Company has no dividend history and presently intends to retain earnings to finance the expansion of its business. Payment of future dividends, if any, on the Common Stock will be at the discretion of the Company's Board of Directors, after taking into account various factors, including the Company's earnings, capital requirements, financial position and other relevant business conditions, and there can be no assurance that dividends will be paid. Dividends on the Convertible Preferred Stock will be paid when and as declared by the Company's Board of Directors. See "Description of Capital Stock--Series A Convertible Redeemable Preferred Stock." The Company currently intends to defer payment of dividends on the Convertible Preferred Stock.

                                   DILUTION

 The pro forma deficit in net tangible book value of the Company at June 30, 1996 was $(6,873,000) or $(2.38) per share of Common Stock, based upon 2,884,065 shares of Common Stock outstanding. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities of the Company, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the 2,000,000 shares of Common Stock offered by the Company hereby and after deduction of the underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value of the Company at June 30, 1996 would have been $19,827,000 or $4.06 per share. This represents an immediate increase in such net tangible book value of $6.44 per share to existing stockholders and an immediate dilution of $10.94 per share to new investors purchasing the shares in the Offering. Net tangible book value dilution per share represents the difference between the amount per share paid by new investors purchasing shares of Common Stock in the Offering and the pro forma net tangible book value per share of Common Stock immediately after completion of the Offering. The following table illustrates this per share dilution:

  Initial public offering price.......................................  $15.00
    Net tangible book value before the Offering(1)(2).......... $(2.38)
    Increase attributable to new investors.....................   6.44
  Pro forma net tangible book value after the Offering................    4.06
  Dilution to new investors...........................................  $10.94
                                                                        ------

  The following table summarizes, on a pro forma basis as of June 30, 1996, the differences between existing stockholders and new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company, and the average consideration paid per share before deduction of the underwriting discounts and commissions and estimated offering expenses payable by the Company:

                                   SHARES PURCHASED  TOTAL CONSIDERATION
                                   ----------------- ------------------- AVERAGE
                                    NUMBER   PERCENT   AMOUNT    PERCENT  PRICE
                                   --------- ------- ----------- ------- -------
Current Stockholders(1)(2)........ 2,884,065   59.1  $ 6,227,000   17.2  $ 2.16
New Investors..................... 2,000,000   40.9   30,000,000   82.8   15.00
                                   ---------  -----  -----------  -----
  Total........................... 4,884,065  100.0  $36,227,000  100.0
                                   =========  =====  ===========  =====

--------

(1) Includes (i) 244,066 shares issued in connection with the conversion of the Stockholder Loans, (ii) 213,333 shares issued as a portion of the consideration in the KCG Acquisition and (iii) 26,666 Restricted Grant Shares granted to certain employees of KCG under the 1996 Stock Plan.

(2) Does not include (i) 25,000 shares of Convertible Preferred Stock, which are convertible into 203,385 shares of Common Stock six months after the closing of the Offering, and (ii) the remaining 239,334 shares of Common Stock reserved for awards under the 1996 Stock Plan.

                                CAPITALIZATION

  The following table sets forth, as of June 30, 1996, (a) the Company's actual capitalization, (b) the pro forma capitalization giving effect to the issuance of the Convertible Preferred Stock and the borrowings under the Company's senior revolving credit facility and (c) the pro forma capitalization adjusted to give effect to (i) the Offering and (ii) the application by the Company of the estimated net proceeds from the Offering to the Company as described under "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and other information included elsewhere in this Prospectus.

                                                            JUNE 30, 1996
                                                           (IN THOUSANDS)
                                                         --------------------
                                                                   PRO FORMA
                                                         ACTUAL   AS ADJUSTED
                                                         -------  -----------
Cash and cash equivalents............................... $   572    $24,770
                                                         =======    =======
Senior revolving credit facility........................ $ 4,850    $ 5,000(1)
Stockholder notes payable...............................   3,000          0
Preferred stock, par value $.01 per share, 100,000
 shares authorized, 25,000 shares of Series A
 Convertible Redeemable Preferred Stock issued and
 outstanding............................................       0      2,450
Stockholders' equity:
Common Stock, par value $.01 per share, 20,000,000
 shares authorized, 2,400,000 shares issued and
 outstanding (4,884,065 shares as adjusted) (2).........      24         49
Additional paid in capital..............................       3     33,939
Deferred compensation (4)...............................     --        (400)
Retained deficit........................................  (5,317)    (5,978)(3)
                                                         -------    -------
                                                          (5,290)    27,610
                                                         -------    -------
Total Capitalization....................................  $2,560    $35,060
                                                         =======    =======

--------

(1) If prudent cash management procedures so dictate, the Company may temporarily repay all or a portion of this line of credit with the proceeds of the Offering, subject to later reborrowing if appropriate investments are identified pending permanent application of the proceeds as described under "Use of Proceeds."

(2) Includes the 26,666 Restricted Grant Shares granted to certain employees of KCG under the 1996 Stock Plan, but does not include the remaining 239,334 shares of Common Stock reserved for issuance under the 1996 Stock Plan, under which options to purchase a total of 219,000 shares at the initial public offering price will be granted upon the effective date of the Offering. See "Management--1996 Stock Plan."

(3) Includes charges of $661,000 to be incurred upon the conversion of the Stockholder Loans into 244,066 shares of Common Stock.

(4) Represents future compensation expense related to the issuance of the Restricted Grant Shares to certain employees of KCG to be incurred ratably over a 36-month period.

                            SELECTED FINANCIAL DATA
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

  The historical financial data for each of the periods ended December 31, 1994 and 1995 and June 30, 1996 presented below have been derived from the audited consolidated financial statements of the Company. The pro forma consolidated financial data for each of the periods ended December 31, 1995 and June 30, 1996 have been derived from the unaudited pro forma condensed consolidated financial statements. The selected financial data should be read in conjunction with the Consolidated Financial Statements of the Company, Pro Forma Condensed Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Prospectus. The historical financial data for the interim period ended June 30, 1995 are unaudited but, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of such period.

  The pro forma consolidated financial data are provided for comparative purposes only and are not necessarily indicative of future results or the results that would be achieved if the transactions reflected therein had occurred at the beginning of the period. The pro forma consolidated statement of operations data and pro forma per share data give effect to (i) the acquisitions of ISM and KCG, (ii) the issuance of the Convertible Preferred Stock and (iii) the Offering and the application of the net proceeds therefrom, as if each had occurred as of January 1, 1995. The pro forma consolidated balance sheet data give effect to the transactions described above as if each had occurred as of June 30, 1996.

  For all periods presented, SeaVision, Inc. elected to be treated as an S Corporation and, as a result, the taxable loss has been reflected on the federal and state tax returns of the shareholders rather than the corporate returns. The pro forma loss before nonrecurring charges and pro forma loss before nonrecurring charges per share do not reflect any tax benefit, due to the uncertainty of realization.

                                YEAR ENDED DECEMBER 31,    SIX MONTHS ENDED JUNE 30,
                               --------------------------- ---------------------------
                                HISTORICAL      PRO FORMA   HISTORICAL      PRO FORMA
                               --------------  AS ADJUSTED --------------  AS ADJUSTED
                               1994    1995     1995 (2)   1995    1996     1996 (3)
                               -----  -------  ----------- -----  -------  -----------
STATEMENT OF OPERATIONS DATA:
   Revenue.................    $ --   $    44   $   6,212  $ --   $   163   $   3,287
   Cost of sales...........      --        10       3,408    --        40       1,828
                               -----  -------   ---------  -----  -------   ---------
   Gross profit............      --        34       2,804    --       123       1,459
   Depreciation & amortiza-
    tion...................        6      288       2,130     70      350       1,298
   Selling, general & ad-
    ministrative...........      582    1,545       3,846    697    1,817       2,933
                               -----  -------   ---------  -----  -------   ---------
   Operating loss..........     (588)  (1,799)     (3,172)  (767)  (2,044)     (2,772)
   Interest (income) ex-
    pense, net.............       24      369         (33)   105      468           4
                               -----  -------   ---------  -----  -------   ---------
   Loss before nonrecurring
    charges................     (612)  (2,168)  $  (3,139)  (872)  (2,512)  $  (2,776)
                                                =========                   =========
   Nonrecurring charges....      --       --                 --       --
                               -----  -------              -----  -------
   Net loss................    $(612) $(2,168)             $(872) $(2,512)
                               =====  =======              =====  =======
   Pro forma loss before
    nonrecurring charges
    per common share (1)...                     $   (0.62)                  $   (0.55)
                                                =========                   =========
   Weighted average number
    of common shares out-
    standing (1)...........                     5,087,450                   5,087,450
                                                =========                   =========

                         AS OF DECEMBER 31,                AS OF JUNE 30, 1996
                         --------------------      -----------------------------------
                             HISTORICAL                        PRO FORMA
                         --------------------                 CONSOLIDATED
                                                                  FOR       PRO FORMA
                            1994       1995        HISTORICAL ACQUISITIONS AS ADJUSTED
                         --------- ----------      ---------- ------------ -----------
BALANCE SHEET DATA:
  Working capital.......    $  57     $(1,493)      $(4,843)    $(6,746)     $19,147
  Total assets..........      146       2,353         4,147      11,393       37,286
  Total liabilities.....      756       5,130         9,437      11,033        7,226
  Convertible,
   redeemable preferred
   stock................      --          --            --        2,450        2,450(4)
  Stockholders' equity..     (610)     (2,777)       (5,290)     (2,090)      27,610(5)

--------
(1) The weighted average number of shares of Common Stock used to calculate pro forma loss before nonrecurring charges per common share includes the assumed conversion of the Convertible Preferred Stock. The pro forma loss before nonrecurring charges for the year ended December 31, 1995 used to compute pro forma loss before nonrecurring charges per common share does not include the charges related to the conversion of the Convertible Preferred Stock of $551,000, accretion of $50,000 to stated value of the Convertible Preferred Stock and the charge of $661,000 related to the induced conversion of the Stockholder Loans. These charges are nonrecurring and directly attributable to the Offering and, therefore, are not reflected in the pro forma net loss available to common stockholders.

(2) Includes (a) elimination of intercompany profit of $253,000 capitalized as software development costs, (b) compensation expense of $134,000 related to the issuance of the Restricted Grant Shares to certain employees of KCG, (c) amortization of intangible assets of $1,764,000, (d) reduction of interest charges on the Stockholder Loans of $369,000 and (e) reduction of tax provision of $57,000.

(3) Includes (a) elimination of intercompany profit of $40,000 capitalized as software development costs and $30,000 capitalized as equipment, (b) compensation expense of $66,000 related to the issuance of the Restricted Grant Shares to certain employees of KCG, (c) amortization of intangible assets of $882,000, (d) reduction of interest charges on the Stockholder Loans of $468,000 and (e) reduction of tax provision of $167,000.

(4) Conversion of the Convertible Preferred Stock at $12.29 per share will result in a charge to accumulated deficit of $551,000.

(5) Includes a charge of $661,000 related to the induced conversion of the Stockholder Loans into 244,066 shares of Common Stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the information contained in Selected Financial Data and the Consolidated Financial Statements of the Company and the Financial Statements of ISM and KCG and the other financial information appearing elsewhere in this Prospectus.

OVERVIEW

  The Company was formed in July 1996 to act as a holding company for four operating subsidiaries: SeaVision, Inc., PhotoWave, Inc., SportsWave, Inc. and Kent Consulting Group, Inc. Each of these subsidiaries will focus on a particular aspect of the Company's business plan.

  SeaVision was formed in June 1994 and focuses on the travel and leisure industry. Its operations to date have involved the development of an interactive digital platform and the installation and operation of ITV systems in the international cruise industry. In addition, SeaVision is providing shipboard systems integration services under an agreement to install and operate a new television distribution and broadcast system aboard the QE2. It seeks to expand its business in the international cruise industry and to extend the use of its platform to other segments of the travel and leisure industry, including hotels and resorts. See "Business--Travel and Leisure Industry." SeaVision became a subsidiary of the Company in August 1996 through a merger. See "Certain Transactions--Transactions Relating to Formation and Organization of the Company."

  PhotoWave was formed as a subsidiary of the Company in August 1996 to continue the development and marketing of the Company's digital imaging business. See "Business--Digital Imaging Industry."

  Concurrently with the closing of this Offering, the Company will acquire all of the capital stock of ISM, and the name of ISM will be changed to SportsWave, Inc. The Company, through SportsWave, will continue to operate ISM's traditional sports marketing business and intends to expand that business by marketing ITV systems to sports arenas and stadiums and applying interactive technology and digital imaging to corporate hospitality and promotions. See "Business--Sports Marketing Industry."

  Concurrently with the closing of this Offering, through a merger, KCG will become a wholly owned subsidiary of the Company. KCG, which has assisted the Company in the development of the Company's digital platform, will support the further development of the platform and will also continue to provide third party clients with software design and network solutions services. See "Business--Software Design and Network Solutions."

  The Company's historical results of operations (see "--Historical Results of Operations") reflect the operations of SeaVision since inception. The pro forma results of operations of the Company as a consolidated entity consisting of SeaVision, ISM and KCG for the year ended December 31, 1995 and the six months ended June 30, 1996 are discussed under "--Pro Forma Results of Operations."

REVENUE

 SeaVision

  SeaVision was organized in June 1994, and until August 1995 its activities were limited to start-up operations, including developing its ITV system, recruiting key operating personnel and procuring contracts for the installation of the system. As a result, revenue generated by SeaVision to date has been limited.

  The Company currently operates three ITV systems that SeaVision installed on cruise ships in August 1995, December 1995 and July 1996, respectively. SeaVision currently generates revenue primarily through the use by cruise ship passengers of various "passenger pay" modules of the Company's ITV system. SeaVision's revenue from the video wagering module is based upon the aggregate amount of net "drop" or loss by passengers playing video games of chance on SeaVision's system. SeaVision's revenue from video-on-demand consists of its share of the prices paid by passengers to view movies, and it is anticipated that revenue from music-on-demand and video games would be derived in a similar fashion. With respect to SeaVision's shopping module, SeaVision acts as either the retailer earning a markup on the wholesale cost of the goods sold through its ITV system or a distributor earning a portion of the retail price of the goods sold through its ITV system. SeaVision also anticipates generating revenue from the sale of advertising to retailers, corporate sponsors and other third parties. The Company is currently pursuing negotiations with various advertisers, but there can be no assurance that any contract will result from such negotiations.

  SeaVision has installed the PhotoPlace(SM) digital imaging module of its system on one cruise ship. Under that contract, SeaVision is to receive the excess of the amount received by the cruise operator from the sales to passengers through the PhotoPlace(SM) module over the operator's historical net revenue from traditional shipboard photography sales. In the digital imaging area, SeaVision is prepared to work with the cruise line photography concessionaire, act as a supplier to a cruise line if it operates this function in-house or provide turnkey photographic concessionaire services to its cruise line clients.

  In addition, the Company has recently commenced providing shipboard systems integration services under an agreement calling for contract payments to SeaVision of $1.24 million to install and operate a new television distribution and broadcast system aboard Cunard's QE2. The Company anticipates generating additional revenue from systems integration services, including the installation of shipboard media centers. The Company is currently pursuing negotiations with other cruise lines to act as a systems integrator, but there can be no assurance that any contract will result from such negotiations.

  SeaVision also anticipates generating revenue from the use of its system in the hotel and resort industry. The Company is currently pursuing negotiations with a resort operator to install its system, but there can be no assurance that any contract will result from such negotiations. The Company presently contemplates that contracts it might enter into with hotels and resorts would, like the Company's current cruise line contracts, provide for an arrangement whereby the Company shares with the operator a portion of the revenue from the sale to users of various pay services, as well as a portion of the revenue from the sale of advertising. The Company is also willing to offer other arrangements to cruise operators and hotels and resorts, such as the sale of the system coupled with an operation and maintenance contract. See "Business-- Travel and Leisure Industry."

 PhotoWave

  PhotoWave has had no significant operations to date, although the Company has developed digital imaging applications for use in the international cruise industry and is establishing digital imaging pilot sites which will serve to test the market for the services to be offered by PhotoWave to various industry segments. The Company anticipates that PhotoWave will generate revenue from user fees and transaction fees charged to businesses utilizing the Company's package of digital imaging services. See "Business--Digital Imaging Industry."

 SportsWave

  ISM currently generates revenue from payments under its contracts for the coordination of various events, including sports-themed premiums, promotions, sales incentives, games, clinics and personal appearances by athletes. The Company anticipates that SportsWave will continue to generate revenue from ISM's traditional sports marketing business.

  SportsWave also anticipates generating revenue from the installation and operation in sports arenas and stadiums of ITV systems using the Company's digital platform, and the Company has recently commenced marketing its system to these potential customers. In addition, SportsWave anticipates generating revenue from fees charged to corporate sponsors in connection with the mobile media center which the Company and Wolf Coach, Inc., ("Wolf Coach") a developer of truck or trailer mounted satellite communications and production centers, are currently developing. There can be no assurance, however, that such marketing and development efforts will result in the execution of contracts with customers or the generation of revenue for the Company. See "Business--Sports Marketing Industry."

 KCG

  KCG currently generates revenue from fees under its contracts for software design and network solutions services. The Company anticipates that KCG will continue to generate revenue from providing such services to third party clients in addition to providing technical and creative support in the further development of the Company's digital platform. See "Business--Software Design and Network Solutions."

EXPENSES

  The expenses associated directly with the revenue described above include
(i) the cost of the goods or services provided through the Company's ITV system; (ii) the cost of administering and storing digital images at the Company's site on the Internet in connection with PhotoWave's package of digital imaging services; (iii) the cost of sports marketing events coordinated by SportsWave; (iv) staffing and other direct costs related to mobile media centers; (v) direct labor, costs of materials and travel associated with shipboard system integration contracts; and (vi) compensation costs directly related to KCG's revenue generation.

  Direct costs associated with the Company's ITV system include a percentage of the revenue generated from the sale of pay-per-view movies which is payable to the movie distributor, the cost of goods sold through the video shopping module and any commissions paid on advertising revenue realized through the system. The costs directly attributable to the sports marketing revenue include event costs, such as leasing a location, costs of promotional items, travel and meal expenses, licensing fees payable to the MLBPAA and appearance fees paid to retired professional athletes.

  Selling, general and administrative expenses include (i) compensation and related benefits; (ii) selling and marketing costs; (iii) rent; (iv) professional services and general overhead expenses; (v) contract payments made to customers (such as cruise line operators) with whom the Company has contracted to install and operate its ITV system; and (vi) costs incurred in operating the Company's ITV system, such as the cost of transporting supplies to the ship, travel expenses, credit card processing fees and the cost of promotions to increase awareness and usage of the system.

  Depreciation expense relates primarily to the cost of installation of the Company's ITV system on cruise ships to the extent borne by the Company under a particular contract, which are capitalized when incurred, and the cost of computers and other equipment. Amortization expense relates primarily to other intangible assets including trademarks, licensing fees paid for certain software rights, research and development costs, formation expenses of the Company and its subsidiaries, costs associated with this Offering and portions of the purchase prices of the ISM Acquisition and the KCG Acquisition.

HISTORICAL RESULTS OF OPERATIONS

                                          (DOLLARS IN THOUSANDS)
                                                               SIX MONTHS
                               PERIOD ENDED DECEMBER 31,     ENDED JUNE 30,
                               --------------------------  -------------------
                                   1994          1995         1995      1996
                               ------------ -------------  ----------- -------
                                                           (UNAUDITED)
Revenue....................... $       --   $          44     $ --     $   163
Direct expenses...............         --              10       --          40
                               -----------  -------------     -----    -------
Gross profit..................         --              34       --         123
Selling, general &
administrative................         582          1,545       697      1,817
Depreciation & amortization...           6            288        70        350
                               -----------  -------------     -----    -------
Operating loss................        (588)        (1,799)     (767)    (2,044)
Interest expense..............          24            369       105        468
                               -----------  -------------     -----    -------
Net loss......................       $(612)       $(2,168)    $(872)   $(2,512)
                               ===========  =============     =====    =======

SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995

  As of June 30, 1996, SeaVision had installed its ITV system on two cruise ships with an annual passenger capacity of 155,272, based on their itineraries and passenger configurations at that time. SeaVision did not complete installation of its first system on a ship until August 1995 and thus did not record revenue or direct expenses for the six months ended June 30, 1995. Accordingly, a comparison of revenue and direct expenses for the six-month periods ended June 30, 1995 and June 30, 1996 is not meaningful.

  Revenue for the six months ended June 30, 1996 was $163,000, including $86,000 for pay-per-view movies and $75,000 for games of chance. Direct costs for the six months ended June 30, 1996 were $40,000 and related primarily to cost of sales for the video-on-demand module. Selling, general and administrative expenses during the six months ended June 30, 1996 increased to $1.8 million from $697,000 for the corresponding period in 1995. This increase is attributable primarily to the costs of additional personnel that were hired as the Company moved from the developmental stage to the implementation stage of its ITV system. Depreciation and amortization expense increased to $350,000 during the six months ended June 30, 1996 as compared to $70,000 in the corresponding period in 1995 because the Company had not completed installation of ITV systems during the earlier period.

  The Company's operating loss increased to $2.0 million for the six months ended June 30, 1996, from $767,000 for the six months ended June 30, 1995. This increase resulted from the continued growth of SeaVision's staff and operations as SeaVision moved from the developmental stage to the implementation stage of its ITV system. As SeaVision's installed base of ITV systems increases, the Company anticipates revenue growth from the systems will substantially outpace the growth of expenses. Interest expense increased from $105,000 to $468,000 for the periods ended June 30, 1995 and June 30, 1996, respectively. Most of the interest expense was accrued but unpaid during the period, and the increase reflected continued funding of the Company's operating losses by certain of its stockholders in the form of loans, and with respect to the six months ended June 30, 1996, one month of interest expense and guarantee fees relating to the borrowings under its line of credit with Integra Bank (now National City Bank). See "Certain Transactions--Stockholder Loans." The Company sustained a net loss of $2.5 million during the six months ended June 30, 1996, compared to a net loss of $872,000 for the six months ended June 30, 1995, as a result of the increased operating losses and interest expense discussed above.

  Subsequent to the original issuance of the unaudited interim financial statements for the six-month period ended June 30, 1996, the Company identified certain additional expenses associated with this period. These additional costs relate to the installations of on-board equipment, guarantee fees and software development costs incurred subsequent to market introduction. Accordingly, the accompanying audited interim financial statements for the six-month period ended June 30, 1996 include adjustments to recognize such additional expenses. The effect of these adjustments was to increase the previously reported net loss by approximately $323,000 or $.12 per share.

  The Company has since strengthened its accounting staff by hiring a Chief Financial Officer and extending an offer of employment to a Controller, both with extensive experience. Additionally, specified transaction processing and analytical procedures have been implemented to enhance the closing process.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO INCEPTION THROUGH DECEMBER 31, 1994

  During the period from inception through December 31, 1994, SeaVision was in the development phase of its first ITV implementation. Because SeaVision did not complete installation of its first system on a ship until August 1995, it did not record revenue or direct expenses for the year ended December 31, 1994. Accordingly, a comparison of revenue and direct expenses for the year ended December 31, 1995 and the period ended December 31, 1994 is not meaningful.

  Revenue for the year ended December 31, 1995 was $44,000, primarily from pay-per-view movies and games of chance. Direct expenses for the year ended December 31, 1995 were $10,000, primarily representing costs of sales for pay-per-view movies. Selling, general and administrative expenses for the year ended December 31, 1995 increased to $1.5 million from $582,000 during the period ended December 31, 1994 as a result of additions to the staff and increased travel and other expenses as SeaVision entered the implementation phase for its ITV system. Depreciation and amortization expense increased to $288,000 during the year ended December 31, 1995 as compared to $6,000 for the period ended December 31, 1994 because the Company had not completed installation of ITV systems during the earlier period.

  The Company incurred an operating loss in the amount of $1.8 million for the year ended December 31, 1995, compared to an operating loss of $588,000 during the period ended December 31, 1994. Interest expense increased from $24,000 to $369,000 for the periods ended December 31, 1994 and 1995, respectively. All of the interest expense was accrued but unpaid during the period and the increase reflected continued funding of the Company's operating losses by certain of its stockholders in the form of loans. See "Certain Transactions-- Stockholder Loans." The Company sustained a net loss of $2.2 million during the year ended December 31, 1995, compared to a net loss of $612,000 for the period ended December 31, 1994, as a result of the increased operating losses and interest expense discussed above.

PRO FORMA RESULTS OF OPERATIONS

  The following table sets forth certain pro forma consolidated financial data of the Company, expressed as a percentage of total consolidated revenue for the Company, for the year ended December 31, 1995 and the six months ended June 30, 1996, as if the Offering and the ISM Acquisition and the KCG Acquisition had been consummated as of January 1, 1995. The pro forma financial data may not be indicative of the results that would have been achieved if the transactions reflected herein had occurred at the beginning of the period for which the pro forma data is presented or of future results.

                                              PRO FORMA AS ADJUSTED
                                           CONSOLIDATED FINANCIAL DATA
                                       ----------------------------------------
                                                   (UNAUDITED)
                                                 (IN THOUSANDS)
                                       ----------------------------------------
                                          YEAR ENDED        SIX MONTHS ENDED
                                       DECEMBER 31, 1995      JUNE 30, 1996
                                       -------------------  -------------------
REVENUE
 SeaVision............................ $      44      0.7%  $     163      5.0%
 SportsWave (ISM).....................     4,878     78.5       1,793     54.5
 KCG..................................     1,995     32.1       1,792     54.5
  Less: Intercompany eliminations.....      (705)   (11.3)       (461)   (14.0)
                                       ---------  -------   ---------  -------
TOTAL REVENUE.........................     6,212    100.0       3,287    100.0
Direct costs..........................     3,408     54.9       1,828     55.6
                                       ---------  -------   ---------  -------
Gross margin..........................     2,804     45.1       1,459     44.4
Selling, general & administrative.....     3,846     61.9       2,933     89.2
Depreciation & amortization...........     2,130     34.3       1,298     39.5
                                       ---------  -------   ---------  -------
Operating loss........................    (3,172)   (51.1)     (2,772)   (84.3)
Interest income (expense).............        33      0.5          (4)     (.1)
                                       ---------  -------   ---------  -------
Loss before nonrecurring charges......   $(3,139)   (50.6)%   $(2,776)   (84.4)%
                                       =========  =======   =========  =======

PRO FORMA RESULTS FOR THE YEAR ENDED DECEMBER 31, 1995 AND THESIX MONTHS ENDED JUNE 30, 1996

  On a pro forma consolidated basis, the Company recognizes revenue from three sources: SeaVision's ITV system, sports marketing revenue generated by ISM and software design and network solutions fees generated by KCG. The Company, ISM and KCG have had various business relationships during the periods covered by this discussion. For the purposes of the consolidated pro forma numbers presented above and the following discussion, all such intercompany transactions have been eliminated.

 Revenue

  Revenue, net of intercompany eliminations, for the year ended December 31, 1995 totaled $6.2 million, with 0.7% being generated by SeaVision, 78.5% by ISM and 20.8% by KCG. Revenue for the six months ended June 30, 1996 totaled $3.3 million, with 5.0% being generated by SeaVision, 54.5% by ISM and 40.5% by KCG.

  SeaVision completed the installation of its system on its first ship in August 1995 and on its second ship in December 1995, and therefore reported only $44,000 of revenue for the year ended December 31, 1995 and $163,000 of revenue for the six months ended June 30, 1996. SeaVision completed the installation of its ITV system on its third ship in July 1996 and holds firm contracts for the installation of its system on nine additional ships, six of which it expects to complete by December 31, 1996. Accordingly, SeaVision anticipates a significant increase in revenue from its ITV system as these installations are completed. SeaVision also holds contracts under which cruise lines have the option to request SeaVision to install its system on an aggregate of 17 additional vessels. In addition, SeaVision is pursuing negotiations with various other cruise lines to install its system on up to 26 additional vessels. The Company believes, based on its historical installations and its projections of installations for which it has firm contracts, that, if the Company receives firm contracts for 13 additional installations (either through the exercise of cruise line options or through the execution of additional contracts), the Company could complete such installations and, accordingly, have its ITV system in operation on a total of 25 ships by December 31, 1997. The Company believes that the installations which might result from exercise of the cruise line options and from these negotiations represent a significant market opportunity for the installation and operation of numerous additional systems. There can be no assurance, however, that any option will be exercised or that any additional contracts will result from the current negotiations or, if additional firm contracts are secured, that unforeseen delays in installation will not occur.

  Subsequent to June 30, 1996, SeaVision has added an Onboard Promotions Manager to its staff, added a blackjack game to its video games of chance module and continues to add content to the video shopping module to broaden the selections available to users. The Company expects that these additions will have a positive impact on the revenue derived from the ships on which the Company's ITV system is installed. In addition, in September 1996, SeaVision entered into its first shipboard systems integration contract pursuant to which it is installing and will operate a new television distribution and broadcast system aboard Cunard's QE2. This contract calls for payments of $1.24 million to the Company. Installation is expected to be completed during November 1996.

  ISM reported revenue of $4.9 million for the year ended December 31, 1995 and $1.8 million for the six months ended June 30, 1996. Revenue is generated by contract payments as sports-themed events occur. For the year ended December 31, 1995, ISM's revenue was negatively affected because publicity resulting from a 232-day baseball players' strike and owners' lockout between Major League Baseball and its players union caused certain key customers to cancel their promotions with ISM and the MLBPAA. ISM has established relationships with retired pro football, basketball and hockey players to minimize its reliance on any one sport in the future.

  SportsWave is projecting a decline in revenue for the year ending December 31, 1996 compared to the same period of the prior year because management believes that ISM's traditional customers utilized a substantial portion of their sports marketing budgets on the summer Olympic games held in the United States. Based on firm contracts and discussions with current and past customers, management expects that revenue for ISM for the year ending December 31, 1997 will increase compared to the year ending December 31, 1996.

  KCG reported revenue of $2.0 million for the year ended December 31, 1995 and $1.8 million for the six months ended June 30, 1996. Revenue for the period ended June 30, 1996 increased 134.3% compared to the same period of the prior year. KCG's software design work on SeaVision's ITV platform was recognized when the platform received an applications development award from Microsoft in 1995. Successful marketing efforts associated with this award plus the addition of a number of new clients were primarily responsible for the substantial increase in revenue recognized during this period.

 Expenses

  Direct costs were $3.4 million and $1.8 million for the periods ended December 31, 1995 and June 30, 1996, respectively.

  SeaVision's direct costs for the year ended December 31, 1995 and the six months ended June 30, 1996 are discussed above under "--Historical Results of Operations."

  ISM's direct costs were $2.7 million for the year ended December 31, 1995 and $1.1 million for the six months ended June 30, 1996. Gross margin realized by ISM traditionally ranges from 42.5% to 43.8%. Gross margin for the year ended December 31, 1995 was 43.7%. Gross margin for the six months ended June 30, 1996, at 39.2%, was below this range because of the replacement of several higher margin contracts with contracts at lower margin.

  KCG's direct costs were $989,000 for the year ended December 31, 1995 and $937,000 for the six months ended June 30, 1996. Gross margin for KCG was 50.4% for the year ended December 31, 1995 and 47.7% for the six months ended June 30, 1996.

  Selling, general and administrative expenses of $3.8 million and $2.9 million for the periods ended December 31, 1995 and June 30, 1996, respectively, were equal to 61.9% and 89.2% expressed as a percentage of total revenue. The increase in selling, general and administrative expenses as a percentage of sales resulted from additions to SeaVision's staff, the seasonal nature of ISM's revenue base and the decline in revenue discussed above.

  Depreciation and amortization expense for the year ended December 31, 1995 and the six months ended June 30, 1996 were $2.1 million and $1.3 million, respectively. The increases in depreciation and amortization expense have resulted almost entirely from the continued installation of SeaVision's ITV system.

  The Company realized operating losses of $3.2 million and $2.8 million for the year ended December 31, 1995 and the six months ended June 30, 1996, respectively. The operating losses were primarily attributable to losses incurred by the Company relating to the growth of SeaVision's staff and operations and the decrease in ISM's revenue, both of which are described above.

  Interest income for the year ended December 31, 1995 was $33,000, and interest expense was $4,000 for the period ended June 30, 1996. Interest expense of $369,000 and $468,000 for the periods ended December 31, 1995 and June 30, 1996, respectively, was eliminated because, on a pro forma basis, the obligations on which such interest accrued are treated as having been extinguished in connection with the Offering.

  The Company incurred losses before nonrecurring charges of $3.1 million and $2.8 million for the periods ended December 31, 1995 and June 30, 1996, respectively, for the reasons discussed above.

  Based on scheduled installations for ITV systems by SeaVision, firm contracts for ISM's services and trends in KCG's revenue, management expects that the Company's combined revenue will increase after the acquisition of these entities and as the Company develops.

LIQUIDITY AND CAPITAL RESOURCES

  From its organization in June 1994 through May 31, 1996, the working capital needs of SeaVision were funded through stockholder loans. See "Certain Transactions--Stockholder Loans." On May 31, 1996, SeaVision entered into a line of credit with Integra Bank (now National City Bank). The maximum amount of borrowing initially allowed under the line of credit was $5 million, all of which was outstanding as of August 1, 1996. On October 28, 1996, the maximum amount of borrowing allowed under the Line of Credit was increased to $7.5 million, $6 million of which was outstanding as of October 29, 1996. The initial funding under the line of credit occurred May 31, 1996 and was in the amount of $4.3 million, $3.6 million of which was used to repay a portion of the principal amount of the Stockholder Loans. The Company may choose between two rates of interest at each funding date, the Prime Rate or the Euro-Rate (as defined in the Amended and Restated Line of Credit Note dated October 28,
1996) plus one and one-half percent. The remaining amounts funded under the line of credit have been used as general working capital in the operation of the Company. The line of credit expires on May 31, 1997 and is guaranteed by certain stockholders of the Company. The guarantors are entitled to a guarantee fee from the Company equal to the difference between 15% per annum and the rate which the Company is charged under the terms of the line of credit.

  On August 16, 1996 the Company issued an aggregate of 25,000 shares of Convertible Preferred Stock to Henry Posner, Jr., Thomas D. Wright, Richard W. Talarico, James C. Roddey, William C. Kavan and Mark Kottler, each of whom is also an officer, director and/or holder of Common Stock of the Company. The Company intends to use the $2,450,000 net proceeds from the sale of the Convertible Preferred Stock for general working capital purposes. The holders of Convertible Preferred Stock are entitled to receive, when and as declared by the Company's Board of Directors, cumulative compounded quarterly dividends at the rate of eight percent of the liquidation value thereof per annum. If the Company has not consummated an initial public offering of Common Stock on or before December 31, 1996, the dividend rate will increase to 12% of the liquidation value thereof per annum from and after such date. For a limited period beginning six months after the Offering, each holder of Convertible Preferred Stock will have the right to convert all, but not less than all, of the Convertible Preferred Stock then owned by such holder into shares of Common Stock at the rate of approximately 8.1 shares of Common Stock for each share of Convertible Preferred Stock. Shares of Convertible Preferred Stock not converted into Common Stock will remain outstanding until the earlier of the time such shares are redeemed by the Company or June 30, 2006. For additional information concerning the Convertible Preferred Stock, see "Certain Transactions--Sale of Convertible Preferred Stock" and "Description of Capital Stock--Series A Convertible Redeemable Preferred Stock."

  The Company recognized an operating loss for the year ended December 31, 1995, and the Company's business will require substantial capital investment on an ongoing basis to finance its expansion in the travel and leisure industry and for the implementation of its business plans for PhotoWave and SportsWave. Capital expenditures were $1.6 million during the year ended December 31, 1995 and $1.6 million for the six months ended June 30, 1996. The Company expects to incur capital expenditures of approximately $6.4 million during the full year ended December 31, 1996 and approximately $16.5 million for the year ending December 31, 1997. The actual amount and timing of the Company's capital expenditures will vary (and such variations could be material) depending primarily upon the number of new contracts for installation of its ITV systems and shipboard systems integration entered into by the Company, the costs of the installations and the rate of implementation of the PhotoWave and SportsWave business plans.

  The Company may also become obligated to make up to $2.4 million and $2.8 million, respectively, in contingent payments pursuant to the ISM Stock Purchase Agreement and the KCG Merger Agreement. Under the ISM Stock Purchase Agreement, an interim contingent payment must be made in an amount (the "ISM Interim Earn-Out Amount") equal to the amount by which six times the sum of operating income of ISM for 1997 and 1998 divided by three exceeds $2.4 million. A final payment must be made in an amount equal to the amount by which six times the sum of operating income of ISM for 1997, 1998 and 1999 divided by three exceeds the sum of $2.4 million plus the ISM Interim Earn-Out Amount. One-half of such contingent payments, if any, will consist of promissory notes bearing interest at seven percent per annum. In connection with the contingent payments under the KCG Merger Agreement, at the closing of the KCG Acquisition, the sole stockholder of KCG will receive a $2.8 million contingent promissory note (the "KCG Note") of the surviving corporation in the merger. If KCG's average annual operating income for the years 1997, 1998 and 1999 ("Average KCG Operating Income") exceeds $1.862 million, the entire $2.8 million principal amount of the KCG Note will be payable. If the Average KCG Operating Income is less than $1.862 million, the principal amount of the KCG Note will be reduced according to a scale whereby the amount of reduction increases as the Average KCG Operating Income decreases. The entire KCG Note will be cancelled if Average KCG Operating Income is less than or equal to $1.4 million. The principal amount of the KCG Note (as adjusted) plus interest at a rate of 7% per annum on such principal amount (as adjusted) will be payable in two installments, the first of which will be paid 15 days after the date of determination of the Average KCG Operating Income and the second of which will be paid six months after such date of determination.

  The Company believes that the net proceeds from this Offering, together with available funds and cash flows expected to be generated by operations, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next 24 months. If cash generated by operations, together with the net proceeds of the Offering, were insufficient to satisfy the Company's cash requirements, the Company would be required to consider other financing alternatives, such as selling additional equity or debt securities or obtaining long or short-term credit facilities, although no assurance can be given that the Company could obtain such financing. Any sale of additional equity or convertible debt securities would result in additional dilution to the Company's shareholders.

EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

  Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" (SFAS No. 121), was issued in March 1995 and is effective for fiscal years beginning after December 15, 1995. This statement will be applied prospectively and requires that impairment losses on long-lived assets be recognized when the book value of the asset exceeds its expected undiscounted cash flows. The Company adopted SFAS No. 121 on January 1, 1996, and adoption at that time did not have a material impact on the Company's financial position or results of operations.

                                   BUSINESS

  The Company provides customized ITV, digital imaging and other communications and media services to users in the travel and leisure, sports marketing and promotion and other industries. The Company initially marketed its ITV system to the travel and leisure industry, principally international cruise lines, and expects to expand its presence in the cruise industry. The Company anticipates installing ITV systems in hotels and resorts and intends to adapt its system to other industries and niche markets in which its technology may afford a competitive advantage, including the commercial photography and sports marketing and promotion industries. The Company also will operate KCG's software design and network solutions business to support the Company's other businesses and to serve third party clients.

OPERATING AND GROWTH STRATEGY

  The Company's goal is to become a leader in the processing and distribution of interactive television and digital imaging services. To achieve this goal, the Company's strategy is:

 . To expand the Company's presence in the travel and leisure industry by (i) completing the installation of ITV systems on ships for which the Company has firm contracts, (ii) seeking additional commitments from cruise line operators for the installation and operation of ITV systems, (iii) adding new applications to its platform to maintain its competitive position within the cruise industry, (iv) expanding its shipboard systems integration business and (v) extending the use of its platform to other segments of the travel and leisure industry, including hotels and resorts;

 . To develop the Company's digital imaging business by marketing, through PhotoWave, a turnkey package of digital imaging services to niche markets currently dependent on conventional photography;

 . To expand the sports marketing business of ISM by marketing, through SportsWave, new applications for the Company's platform directed at promoters of sporting events and spectators and corporate sponsors at such events;

 . To utilize KCG's software design and creative expertise to further develop the Company's digital platform and continue KCG's third party software design and network solutions business;

 . To engage from time to time in acquisitions of businesses and the development of joint venture relationships that offer opportunities to complement or expand the Company's ITV and other capabilities and the marketing of such capabilities; and

 . To supply specialized software and creative program enhancements to mass market providers of interactive communications and digital imaging services, such as cable television and telephone companies.

 Expand Presence in the Travel and Leisure Industry

  The Company intends to expand its presence in the travel and leisure industry through a number of initiatives. In addition to completing the installation of ITV systems in ships for which it has firm contracts, it is seeking additional commitments for the installation and operation of its ITV system on cruise ships. Three of SeaVision's ITV system contracts give the cruise operators the option to have SeaVision's system installed on an aggregate of 17 additional ships. Additionally, during the term of its contract with NCL, the Company has the right to be afforded the opportunity to match any third-party offer that NCL may receive with respect to the provision of on-board ITV and video entertainment services. The Company is currently negotiating with various other cruise lines regarding contracts to install its system on up to 26 additional ships. There can be no assurance, however, that any option will be exercised or that any additional contracts will result from the current negotiations.

  The Company also intends to continue to develop new applications for SeaVision's ITV system for the purpose of enhancing the system's appeal to cruise operators. For example, the Company, working with Kodak, recently developed a cost-effective digital imaging application that the Company believes will significantly improve the delivery of photography services on cruise ships by providing passengers with the ability to preview, customize and purchase photos on the ITV system. The Company also is seeking to utilize its platform as a media center for various shipboard systems, including the ship's information systems, broadcast studio, print shop and photography department. In addition, the Company has commenced providing shipboard integration services pursuant to a contract under which it is installing and will operate a new television distribution and broadcast system aboard Cunard's QE2 and is pursuing additional contractual arrangements under which the Company would act as a systems integrator for ships that are under construction or being retrofitted.

  In the hotel market, the Company is currently marketing an ITV system to hotels and resorts that would make available to guests not only on-demand pay-per-view movies, but also other services that most current hotel movie operators do not provide, such as high speed Internet access, e-mail access and direct airline ticketing and rental car reservations.

 Develop the Digital Imaging Business

  Through PhotoWave, the Company plans to market a turnkey package of digital imaging services to businesses currently dependent on conventional "wet" photography. The Company's services include a data processing and image archival center that permits storage and transmission of digital images at the Company's site on the Internet and other private networks and feature high-end content and graphics, photo enhancement tools and customized business management reporting tools to support users. The Company and District Photo have agreed in principle to certain cooperative arrangements with respect to the Company's digital imaging technology. The Company believes that its digital imaging applications will make digital imaging technology available on a cost effective basis to users with only minimal training, which may provide the basis for broad acceptance of the Company's services by current users of conventional photography.

 Expand ISM's Sports Marketing Business

  Through SportsWave, the Company is adapting its platform to offer interactive services for use in sports arenas and stadiums to enhance the impact of advertising messages. This program envisions equipping arenas and stadiums with interactive capabilities which can be accessed through a handheld device or through terminals located at a patron's seat, in luxury boxes or at central locations, which would enable patrons to retrieve sports data, purchase team logo and other concession items and view advertisements and special offers. The Company also intends to support ISM's core business of corporate hospitality and event promotion by providing innovative digital imaging products to ISM's clients and expanding upon the services currently being offered by ISM. The Company is developing a mobile media center that could be made available to corporate sponsors for promotional purposes and corporate incentives. Among other things, the center could be used to deliver prints of pictures taken with major sports figures and to supply promoters of sporting events with on-site office services, such as copying, information processing and communications.

 Utilize KCG's Technical and Creative Expertise

  The Company intends to utilize KCG, which was responsible for much of the software design and programming for the Company's proprietary digital platform, to strengthen the creative and technical foundation for the further development of the platform and its adaptation to new markets. The Company, through KCG, also intends to continue to provide software design and network solutions services to third parties.

 Acquire Complementary Businesses and Develop Joint Venture Relationships

  The Company intends to continue to identify businesses which are available for acquisition and which offer opportunities to complement and expand the Company's ITV and other capabilities and the marketing of such capabilities. The Company will also seek to develop joint venture relationships with other businesses in order to further the marketing of the Company's system for existing or additional applications. In addition, if and as new applications for the Company's system are identified, the Company may find it desirable to seek acquisitions of technologies which could enhance the capabilities of its system in respect of such applications. There can be no assurance, however, that the Company will be able to identify suitable and available acquisition or joint venture opportunities or that it will be able to reach agreement with any identified candidate.

 Supply Specialized Software and Creative Program Enhancements to Mass Market Providers

  The Company believes that the activities of SeaVision, PhotoWave and SportsWave, as well as the expertise and industry relationships provided by KCG, will provide a basis for establishing relationships with mass market providers of interactive communications and digital imaging services that could lead to the Company becoming a supplier of specialized software to such providers. The Company plans to offer specialized software from the Company's platform, such as software permitting immediate processing of transactions, to these providers for use in other system architectures. The Company also intends to provide creative program enhancements to telephone and cable companies that are developing pilot programs to provide interactive services to households. The Company is pursuing discussions with a telephone company regarding the possible use of the Company's digital file server and software for a mass market ITV trial.

TRAVEL AND LEISURE INDUSTRY

  The Company's initial development and marketing efforts for its ITV system have been directed at the international cruise industry. The Company is seeking additional contracts for the installation and operation of its system on cruise ships and intends to add new applications to its platform for cruise operators. The Company also intends to extend the use of its platform to other segments of the travel and leisure industry, including hotels and resorts.

 International Cruise Industry

  Industry Overview. From its inception in 1994, SeaVision identified the cruise industry as an ideal initial market for its interactive communications platform. The cruise industry is the fastest growing segment of the worldwide travel business. An industry trade group, using information as of December 31, 1995, has indicated that approximately 120 cruise ships with a capacity of more than 100,000 berths serve the North American market. The industry has experienced rapid growth, with passenger volume increasing from 500,000 North American passengers in 1970 to approximately 4.4 million passengers per year in each of 1993, 1994 and 1995. An industry trade group has estimated that annual passenger volume may reach as high as 7.0 million in 2000. An industry trade group has estimated that the market for the cruise industry will grow to more than $50 billion over the next five years. The increasing popularity of cruise excursions in both the United States and abroad, combined with the high level of customer satisfaction, is expected to foster continued growth in the industry. To meet this anticipated demand, the cruise lines are investing in new ships, with 20 new luxury liners set to enter service from 1997 through 1999. According to an industry trade group, the average cruise passenger in the past five years was approximately 50 years old and had a household income of approximately $63,000. Approximately eleven percent of such cruise passengers had an annual household income of $100,000 or more. The Company believes that it is the only company to date that has successfully operated digital ITV systems on cruise ships.

  Use of the Company's ITV System in the Cruise Industry. The Company's cruise industry business began in March 1995 with a single contract to install its ITV system on NCL's m/s Dreamward. The Company has now installed its ITV system on two additional cruise ships, one owned and operated by each of Celebrity and Carnival, and provides service to approximately 2,500 cabins. Recently, the Company's contract with Celebrity was expanded to provide for the installation and operation of the Company's system on board the five additional ships in Celebrity's fleet, the Company's contract with NCL was expanded to provide for the installation and operation of the Company's system on board one additional ship in NCL's fleet and the Company entered into a contract with RCCL to provide for the installation and operation of the Company's system on board two ships in RCCL's fleet. In addition, Carnival has exercised an option to have the Company's system installed on its new ship, the m/s Destiny, which will be the largest cruise ship in the world upon its launch scheduled in 1996.

Upon completion of these nine additional installations, SeaVision's ITV system will be operational in 12 ships with a total of approximately 10,600 cabins and a total estimated annual passenger carry of approximately 1.0 million. These twelve installations will represent approximately 10% of all existing cruise ships, 21% of total cabins in the industry and 20% of total passenger carry in 1995.

  Part of the Company's strategy in expanding its presence in the cruise industry involves the development of new features which the Company believes will enhance the value of the system to cruise operators. As a part of this strategy, SeaVision has developed PhotoPlace(SM), an on-board digital photography service which the Company is marketing as a cost-effective alternative to shipboard photography which presently relies on conventional photography. See "--Services for Passengers--Shipboard Photography." SeaVision has also recently begun installation of a new television distribution and broadcast system aboard Cunard's QE2 under SeaVision's first shipboard systems integration contract and is pursuing negotiations for additional systems integration contracts. The Company is also developing a media center which will use the Company's platform to support various shipboard systems. See "-- Services for Cruise Operators."

  Services for Passengers. The Company's ITV system offers various services to passengers, some of which currently generate revenue to the Company and some of which are currently offered free to passengers.

    Passenger Pay Services. SeaVision's revenue from its cruise ship operations is derived primarily from fees paid by passengers for in-cabin ITV services.

      Video Wagering. On cruise ships, the Company's ITV system allows passengers, from their cabins, to play games of chance, presently including video slots, video poker and blackjack, using credits charged to their cabin accounts. The Company's video wagering module provides photo quality, high resolution graphics, unlike video games of chance offered in casinos, but still has the speed of play of casino games. The Company intends to add more modules to the three modules currently available for gaming purposes, including one providing a sports book whereby passengers can place wagers on major sporting events.

      Video-On-Demand. Through the Company's ITV system, a passenger can choose from a large number of movie selections and individually start the selected film at the passenger's convenience. In contrast to other video-on-demand providers, the Company's system allows on-demand selection and viewing of full motion previews of movies offered on the system. SeaVision is the only company providing the cruise industry with digitally formatted pay-per-view movies from Walt Disney Pictures and Metro-Goldwyn-Mayer. The Company currently offers on-demand movies on a pay-per-view basis at prices established by the Company ranging from $5.95 to $9.95.

      Shipboard Photography. The Company, working with Kodak, has developed PhotoPlace(SM) which offers on-board digital photography services to cruise passengers through a digital imaging system tied to the Company's ITV system. Currently, the on-board photography market is serviced by concessionaires utilizing conventional "wet" photography, which requires the processing and developing of all photographs taken (regardless of the number of photographs sold) and generally limits the passenger's choice of size and number of prints. With PhotoPlaceSM, shipboard photographers using digital cameras take passenger photos and upload the images for viewing on the Company's ITV system. Guests are able to preview, customize and purchase their photographs through their cabin television. The Company believes that this convenience will result in additional sales of photographs. In addition, since photographs are processed in accordance with passenger purchases, there is a substantial reduction in the number of photographs processed.
    While the per unit cost of processing is higher for digital images than for conventional photographs, the Company believes that the PhotoPlace(SM) system will be cost-effective as a result of the reduction in the number of photographs processed. Consequently, the Company believes that PhotoPlace(SM) should gain wide acceptance in the travel and leisure industry, and that it could become a significant source of revenue. The Company has installed PhotoPlaceSM on NCL's Dreamward, and will begin installing it on two other ships in the fall of 1996.

      Management believes that the Company should be able to develop improved capabilities for storing, displaying and distributing digital images. The Company is already actively working on applying its existing digital imaging capabilities elsewhere in the operation of cruise ships, including the printing of crew identification badges and passenger identification cards, the publishing of the ship's daily newspaper in four-color output, the printing of daily menus and television programming guides and the reproduction of on-board promotional materials. There can be no assurance that the Company will be able to apply its existing digital imaging capabilities as anticipated or develop improved digital imaging capabilities as quickly as expected.

      Shopping. The Company's shopping service provides passengers with the ability to preview and purchase products through their cabin ITV system. The Company acts as either the retailer earning a markup on the wholesale cost of the goods sold or a distributor earning a portion of the retail price of the goods sold. The Company presently offers for sale items from such vendors as Bobby Jones Sportswear, Wenger Swiss Army Brand and The Nature Company. The Company is currently negotiating contracts with a number of other high quality, name-brand manufacturers and retailers and anticipates that revenue from in-cabin shopping will increase as more vendors are added.

    Additional Passenger Services. The Company's ITV system also includes various services for which the Company does not currently receive direct revenue but which enhance the usefulness of the system to customers, afford the Company a competitive advantage in marketing its system, attract users to other services offered on the Company's system and provide a potential source of additional revenue. The Company anticipates that these services will represent a source of future revenue through the use, for example, of corporate sponsorships of particular modules and transaction fees paid either by the cruise operator or the passenger using the service.

      Shore Excursion Preview and Ordering. The Company's ITV system includes what the Company believes to be the world's first interactive shore excursion preview and ordering system which features on-demand full-motion videos illustrating the entertainment options available in each port-of-call. The Company's shore excursion system can interface with the ship's excursion inventory control system and also makes available to cruise operators SEROS (Shore Excursion Reservation and Ordering System)(TM), a proprietary inventory control system. This module increases shipboard productivity by reducing the need for staff to market and answer questions about shore tours and by automating the inventory control system and ticket sales. The shore excursion service has been well-received by passengers as evidenced by its extensive usage. As of August 1, 1996, passengers on Celebrity's m/v Century had used it on more than 33,500 occasions, or an average of approximately 1,340 occasions per cruise, and passengers on NCL's m/s Dreamward had used it on more than 54,500 occasions, or an average of approximately 1,185 occasions per cruise.

      Wine Ordering; Room Service. Through the Company's ITV system, a passenger can review the ship's wine menu, order wine for dinner, pay for it and have it waiting upon arrival in the restaurant. The Company is currently pursuing discussions with advertisers to sponsor a full motion informational interactive video using a sponsor's wines to explain the appropriate wine selections for various meals. A passenger can also order room service through a series of easy-to-use menus, avoiding the need, for example, for ship personnel to collect and process breakfast orders manually.

      Personal Account Review; Free Television. The Company's ITV system permits a passenger to view the status of his account and also provides access to free television programs on closed-loop channels and through satellite-received cable programming.

      Other Services Under Development. The Company is developing modules to make other services available to passengers, such as a module that will interface with a ship's Global Positioning System, allowing passengers to follow their itinerary and receive current weather information.

  Services for Cruise Operators. The Company makes several kinds of services available to cruise operators.

    Management Information. The Company's digital platform provides various management information services. The system can generate detailed activity reports and reports on usage of the system. Cruise operators can also use the system for various types of surveys, from user satisfaction questionnaires to sophisticated market research.

    Systems Integration--Media Centers. In September 1996 the Company entered into a contract with Cunard pursuant to which the Company is installing and will operate a new television distribution and broadcast system aboard the QE2, which is currently being retrofitted. Installation is expected to be completed in November 1996. The Company is also pursuing negotiations with other cruise lines to act as the systems integrator for ships that are under construction or being retrofitted.

    The Company's shipboard media center is being jointly developed with Wolf Coach, a developer of truck or trailer mounted satellite communications and production centers. The integrated shipboard media center would use the Company's digital platform to support various shipboard systems, such as shipboard information systems, the broadcast studio, the print shop and the photography department. The Company believes that no other company has gone beyond integration of components within a department to integrating these shipboard systems. Although the Company anticipates that its media center design and software will be available for installation on cruise ships prior to the end of 1996, there can be no assurance that the Company will be successful with efforts to obtain media center contracts or additional systems integration contracts.

    Crew Entertainment. To assist in maintaining crew morale, the Company's system offers a product marketed as Backstage Pass(SM) which provides a number of staff entertainment options, including foreign language programming.

  Advertising and Marketing. The demographic profile of cruise passengers, including their age and high average income, make them desirable to advertisers. Before the Company's ITV system, vehicles to access this audience were limited. The Company's system offers advertisers and merchandisers a broad range of options for reaching this audience including a flexible system able to handle a variety of interactive applications to entertain, inform and gather data; placement of corporate logos on individual interactive screens; sponsorship of free programming; interactive commercials of interest to a particular audience; and special event marketing. Furthermore, the Company's system may be used as a test platform for advertisers interested in obtaining invaluable knowledge and experience with interactive television now, before such systems are generally available ashore. The Company's ITV system allows advertisers and merchandisers to design a wide variety of applications, experiment with them in a number of ways and analyze the results of their efforts. Following installation of the Company's system on all ships for which it currently has firm contracts, the Company's system will be operational on 12 ships having an estimated annual passenger carry of approximately 1.0 million. The Company believes the revenue potential from advertisers and merchandisers to be substantial, and the Company is actively pursuing discussions with advertisers, although the Company has only one advertising contract at the present time. The Company believes that a recent demonstration of its shopping module at a Microsoft-sponsored symposium for on-line merchandising will assist it in attracting advertisers.

  Customer Contracts. As of September 30, 1996, the Company had entered into contractual arrangements with each of Celebrity, Carnival, NCL and RCCL relating to the installation and operation of the Company's ITV system on board certain of each cruise line's ships, as indicated in the following table:

                                                                SHIPS ON WHICH
                          SHIPS ON WHICH   SHIPS UNDER FIRM     CRUISE OPERATOR
                          SYSTEMS ARE IN     CONTRACT FOR     CAN ELECT TO HAVE
CRUISE LINE                 OPERATION    SYSTEM INSTALLATION   SYSTEMS INSTALLED
------------              -------------- -------------------- ------------------
Celebrity................        1                 5                 --
Carnival.................        1                 1                  11
NCL......................        1                 1                   4
RCCL.....................       --                 2                   2
                               ---               ---                 ---
  Total..................        3                 9                  17

  All of the Company's current ITV system contracts with cruise lines involve an arrangement under which the Company installs its ITV system on board and operates the system as a concessionaire, bearing most of the costs of installation and operation. Under certain of the contracts, the cruise line has agreed to purchase certain hardware components used in the ITV system. Under all of its ITV system contracts with cruise lines, the Company, which retains ownership of the system (other than components purchased by a cruise line), shares with the host cruise line a portion of the revenue the system generates from the sale to passengers of various pay services, as well as a portion of the revenue from the sale of advertising to retailers, corporate sponsors and other third parties. The terms of the revenue-sharing provisions were negotiated individually with each cruise line and vary from contract to contract based upon a number of factors, including the level of contribution of the cruise line to initial and ongoing equipment costs, the number of ships covered by the contract, whether the contract provides for exclusivity and the level of services to be provided by the Company. Such formulas provide for the Company to receive a greater portion of revenue until an amount attributed to the Company's installation costs has been recovered, after which point the cruise line is entitled to receive an increased share.

  Each of the Company's ITV system contracts with the cruise lines is subject to renewal by mutual consent of the parties at the expiration of the initial term. A decision by one or more of the cruise lines to discontinue its agreement with the Company at the contractual expiration date could have a material adverse effect on the Company. The Company's agreement with Celebrity provides for certain target dates for completion of installation and for the payment of specified damages by the Company if such targets are not met (other than as a result of events beyond the Company's reasonable control or delays caused by Celebrity). No such damages have accrued, and the Company does not expect to incur such damages. Three of the Company's existing ITV system cruise line contracts grant to the cruise line the right, under certain circumstances, following termination of its agreement with the Company, to purchase the hardware installed by the Company on the subject ship and to obtain a nontransferable license to use the software installed by the Company on the subject ship. One contract grants the cruise line the right to purchase such hardware and license such software from the Company, for a one-year period thereafter, to enable the operator to install the Company's system on other ships in its fleet.

  In September 1996, the Company entered into a shipboard systems integration contract with Cunard providing for the Company to install and operate a television distribution and broadcast system aboard the QE2. This contract calls for payments to the Company of $1.24 million relating to installation of the system and monthly payments for operation of the system. Upon completion of installation, Cunard will obtain title to the system.

 Hotels and Resorts

  Industry Overview. In 1995, the lodging market in the United States consisted of over 3.4 million hotel rooms, of which approximately 1.9 million were in hotels containing 100 or more rooms. Guest pay services were introduced in the lodging market in the early 1970's and have since become a standard amenity offered by many hotels to their guests. Virtually all hotels offer free-to-guest services as well. In 1986 certain hotels began offering their guests limited interactive services, and in 1991 on-demand movies became available. Guest pay services are attractive to hotel operators because they provide an additional amenity for their guests, as well as incremental revenue to their establishments. The Company's strategy is to pursue contracts for the installation and operation of its ITV system in hotels and resort properties with more than 100 rooms.

  Use of the Company's ITV System in the Hotel and Resort Industry. The
Company believes that the ITV system which the Company uses in cruise industry applications can be used in essentially its present form to provide digital interactive services to the hotel and resort industry. Given the nature and configuration of the Company's platform, the Company will be able to offer services not generally available to hotels and resorts at the present time, such as in-room Internet access at speeds much faster than the typical home computer and a ticket purchasing system which permits guests to reserve and purchase theater and event tickets on the system. The Company intends to focus its hotel services on the needs of the business traveler and plans to offer airline ticketing and rental car reservations, as well as e-mail access. For resorts, the Company intends to offer video games for children and instructional videos for adults on subjects such as golf and tennis.

  In addition to the services described above, the Company intends to offer similar entertainment options to hotel and resort guests as it does to cruise passengers, including video-on-demand and shopping, at prices comparable to those charged in the cruise industry. Games of chance cannot be offered in any United States hotel rooms at this time. The Company is also exploring other forms of revenue-generating entertainment.

  The Company is currently negotiating with a resort operator to install and operate its system. There can be no assurance, however, that these negotiations will result in a firm contract.

  Advertising and Marketing. The Company's advertising strategy for hotels and resorts will focus on both local advertisers who wish to make guests aware of their presence and large national campaigns that recognize the value of reaching these guests beyond in-room magazines and traditional television commercials. To reach local advertisers in a cost-effective manner, the Company anticipates developing revenue-sharing relationships with other local media such as in-room hotel magazines. Several of such companies have expressed an interest in working with the Company to expand their media offerings. While management believes that such relationships would provide a low-cost stream of revenue for the Company, no definitive arrangements have been entered into, and there can be no assurance that such relationships will materialize.

DIGITAL IMAGING INDUSTRY

 Industry Overview

  Digital imaging involves the capture of images in or conversion of images to a digital format, the storage of images in a computer and the transmission of the images over electronic networks. Digital imaging equipment such as cameras and scanners has been developed which permits the capture of digital images instantly without the need for film or the chemical development process. The camera records the image on magnetic memory cards which can be removed and inserted in any computer equipped with a standard slot for such cards. Alternatively, digital imaging equipment can be connected directly to computers through standard industry interfaces. Once an image is stored in a computer, software can be used to manipulate and enhance the image in various ways such as changing the size, rotating it or adding color.

 Use of the Company's Platform in the Digital Imaging Industry

  Through PhotoWave, the Company intends to market a turnkey package of digital imaging services to commercial markets that currently depend on conventional photography. The Company's digital imaging services, which can be used with minimal training, include storage and transmission of digital images at the Company's site on the Internet and other private networks, high-end content and graphics, photo enhancement tools and customized business management reporting tools.

  The Company intends initially to market its digital imaging services to real estate, school portrait and insurance companies. These companies are ideal candidates for digital imaging technology because of their need to transmit and store a large number of images. The Company is pursuing discussions with a large photography company to jointly establish an independent dealer network using digital imaging technology and the Company's package of digital imaging storage, retrieval, transmission and processing services. The Company also intends to use PhotoWave's digital imaging applications to support its other businesses, such as sports marketing. See "Sports Marketing Industry--Corporate Promotion and Hospitality."

  The Company and District Photo, a major mail order photo finisher, have agreed in principle to cooperative arrangements whereby District Photo would fill third party orders for prints of digital photographs taken by PhotoWave and would scan third party images to be stored on PhotoWave's archive service.

  The Company also established digital imaging pilot sites in Lisbon, Ohio in May 1996 and in Pittsburgh, Pennsylvania in September 1996 which make the Company's package of digital imaging services available to independent business owners in those areas. The Company believes that these pilot sites will serve as the basis for a program to offer businesses such as local commercial photographers the ability to offer digital imaging services to other local businesses.

 Potential Commercial Applications

  The Company intends to commence marketing of digital imaging services in the markets described below.

  Independent Businesses. The Company's strategic plan includes the aggressive implementation of a digital imaging program to enable independent business owners to offer digital imaging services to businesses within a given geographic territory. These local independent business owners could provide digital imaging services to youth and school athletic programs, promoters of community and civic events and other local businesses for use, for example, for corporate identification badges and restaurant menus. The Company's digital imaging data center would support this network by providing high-end creative and graphic content services through high-speed digital phone circuits over the Internet. The Company has launched digital imaging test sites which would serve as pilots in developing products and services of interest to the local customer base.

  Real Estate. Photographs play a significant role in the marketing of real estate. It has been estimated by Concord Consulting Group ("Concord"), a consultant retained by the Company, that over 50 million photographs were taken in the real estate industry in the United States in 1995. Such estimate was derived from the number of real estate brokers and offices in the United State provided by a realtor trade group and a model developed by Concord through interviews with real estate brokers, office managers and multiple listing services. Real estate companies were among the first to use the Internet to disseminate information and photographs to potential customers. However, the existing limited capacity to store such information and images in a standard format and centralized location has limited the expansion of such application. Using its proprietary central file server platform, the Company plans to make available to real estate companies a central hub for data and image storing.

  Insurance. It has been estimated by Concord that over 27 million photographs were taken in the insurance industry in the United States in 1995. Such estimate was derived from the number of insurance adjusters, appraisers and investigators provided by the Bureau of Labor Statistics of the United States Department of Labor and a model developed by Concord through interviews with such persons and management executives in the insurance industry. Accessible digital imaging would provide the insurance industry with the ability to process claims more efficiently. Digital imaging equipment would enable an insurance adjuster to capture the image at a claim site to determine the extent of the insurance company's obligation to pay the claim. The insurance adjuster could transmit the image on the Company's network and store it on the Company's file server. The claims examiner could then download the image and the accompanying report.

  School Photographs. School photography represents a major portion of the commercial photography industry. Based on industry survey data and the application of business models developed by Concord through interviews with practicing photographers, Concord estimates that school photographs of over 46 million students were taken in the United States in 1995. School photography companies must take, archive, store and have ready access to a large number of photographs. Additionally, the product offering is rather narrow and the costs are substantial as photographs must be processed into proofs for customers to view and purchase. A combination of digital imaging and the Company's transmission and storage capabilities would enable the photographer to offer a wider variety of products, enhance or alter images and archive and instantly retrieve images. Customers would also be able to view the images on a high resolution screen, thereby eliminating the need to actually print the photograph in all cases unless the customer decides to purchase it. The Company anticipates offering this service to commercial photographers for an annual membership fee plus additional fees for individual services such as archiving software, storage and image enhancement tools.

SPORTS MARKETING INDUSTRY

 Industry Overview

  According to the 1996 Sports Almanac, Major League Baseball, the National Football League, the National Basketball Association and the National Hockey League play in approximately 93 arenas and stadiums in the United States and Canada. The current seating capacity of such arenas and stadiums has been estimated at approximately 3.7 million, and it has been estimated that as much as $7 billion has been spent or committed over the past three years to construct or renovate 30 major sports facilities in the United States and that such expenditures are likely to increase in the future. The Company believes that the demand for interactive technology in sports venues to enhance the impact of advertising at sporting events will grow substantially in the next decade and will present substantial opportunities for sports marketing services. The Company plans to begin marketing prior to the end of 1996 an ITV system tailored to operate in sports venues.

  Event marketing, often centering on a sports event, is a growing sector of the worldwide advertising industry. The Company intends to take advantage of this market by continuing the corporate promotion and hospitality business of ISM and by expanding that business through the use of the Company's digital platform in sports marketing applications.

 ISM's Activities

  SportsWave was formed to develop and market applications of the Company's digital platform in the sports industry and to operate the existing business of ISM, which is to be acquired by the Company concurrently with the closing of the Offering.

  ISM, which was formed in 1989, offers a full range of sports marketing and promotion services. The principal focus of ISM's operations has traditionally been in the areas of promotions and premiums, corporate incentive programs, event marketing and licensing. Since 1989, ISM has held a worldwide license with Major League Alumni Marketing, Inc., with certain exclusive rights, to use the name "Major League Baseball Players Alumni Association" ("MLBPAA") and certain related logotypes and trademarks and the name "Major League Alumni Marketing" in connection with certain marketing, merchandising and promotional activities. The MLBPAA is a nonprofit organization, currently comprised of over 3,000 former players, that was founded to, among other things, promote and encourage the sport of baseball and to assist in charitable work. Management believes its relationship with MLBPAA to be good.

  The activities covered by the Company's license include (i) sponsorships and events with former players, such as tours, exhibition games and autograph and photograph sessions, (ii) creating and supplying products autographed by former players and (iii) corporate and sales incentive programs including fantasy camps and spring training trips. ISM pays royalties for the use of such rights, and, subject to certain limitations, ISM is permitted to sublicense such rights. The Company believes that this license from the MLBPAA is important to its sports marketing and promotion business. The Company's license currently expires on December 31, 1998 and automatically renews for successive two-year terms unless either party gives notice of its election not to renew at least one year prior to expiration of the then-current term.

  ISM has contracted with numerous corporate clients in the past several years to provide or sublicense former players and baseball memorabilia for varied events. ISM has contracted to provide similar services in 1996 to corporate clients such as American Airlines, MCI Telecommunications Corporation, Nabisco Biscuit Company, Campbell Soup Company and Pennzoil Products Company.

  The traditional sports marketing aspect of ISM's business has historically been seasonal, with the largest number of events and promotions being staged during the Major League Baseball season. However, ISM also contracts with former professional football, basketball and hockey players to participate in events, promotions and incentive programs for ISM clients, which reduces ISM's reliance on events held during the Major League Baseball season.

 Potential Commercial Applications

  Advertising Enhancements at Sporting Events. Arena owners and operators have begun experimenting with new media technology in an effort to enhance advertising at sporting events. An example is the Rose

Garden, the home arena of the Portland Trailblazers franchise of the National Basketball Association, which is equipped with acoustic clouds and wired with miles of fiber optic cable capable of delivering advertising and other information instantly to over 750 television monitors throughout the arena.

  The Company plans to begin marketing prior to the end of 1996 a system which includes a central interactive digital file server which can be accessed through a handheld device or through terminals located at a patron's seat, in luxury boxes or at central locations. Such a system could be configured to permit attendees at sports events to watch instant replays during the game and order team merchandise and other stadium products. The system could also be used for a number of advertising applications, including enhancing ad messages through fan interaction with promotion campaigns seen on scoreboard video screens during the event. The actual services offered would be determined by the arena owner or operator in conjunction with the Company and its clients. The Company does not currently have any contractual arrangement with respect to placement of an interactive system in any sports venue.

  Corporate Promotion and Hospitality. The existing business of ISM is expected to be a key component in the Company's development of corporate promotion and hospitality programs. In addition to the current services provided by ISM, the Company intends to expand its sports promotion and hospitality offerings by developing new applications of its digital platform, such as the development of a mobile media center. The Company and Wolf Coach are working to use the Company's digital platform as a base to develop such a mobile media center for use at sporting events and by event managers and corporate sponsors. The mobile media center would contain an office suite and a multimedia customer area which could be deployed on behalf of clients to their sports-related hospitality events. The center could be fitted with necessary office services (such as copying, information processing and communications) and a variety of interactive and digital imaging applications tailored to the needs of the client, including quick and economical delivery of prints of pictures taken with a major sports figure for a corporate sponsor's customers and sales personnel. The Company intends to commence marketing of the mobile media center prior to the end of 1996. Currently, no contractual arrangements exist with respect to building a mobile media center.

 Customer Contracts

  ISM's business generally results from large contracts relating to a particular event, series of events or promotion. Although a significant portion of ISM's revenue in any particular year is often attributable to a small number of customers, such customers differ from year to year.

SOFTWARE DESIGN AND NETWORK SOLUTIONS

 Industry Overview

  As information technology has become increasingly complex and important, businesses have used third party specialists to provide various services in the design and implementation of electronic solutions. The worldwide outsourcing market in 1995 has been estimated at over $18 billion, of which more than 40% relates to market segments in which KCG does business, that is, providing services in the development of applications software and solutions for the desktop and distributed environments and networking. An industry analyst has projected that the outsourcing market will increase substantially in the next five years and that the market segments in which KCG does business will increase as a percentage of the total outsourcing market.

 KCG's Activities

  The Company intends to acquire the existing business of KCG concurrently with the closing of the Offering. The KCG Acquisition is expected to strengthen the technical and creative foundation for the continued evolution of the Company's proprietary digital platform and to enable the Company to provide third party clients with software design and network solutions services.

  KCG was formed in 1994, but has been operating through a predecessor entity since 1983. KCG provides varied software design and network solutions services to businesses ranging from startup companies to Fortune 500 companies, such as Chevron, Clorox, Intuit, National Semiconductor, Pacific Bell, Pacific Telesis, VISA and Wells Fargo Bank. KCG has also provided software design services to the Company in the development of the proprietary software for the Company's digital platform. KCG is authorized as a Microsoft Solutions Provider Partner and is also authorized as a service provider for Pacific Bell, Lotus, IBM and Novell. KCG's areas of expertise include ITV platforms, Internet applications (including specialization in improving connectivity and access), groupware and e-mail applications, networking products and database applications. Its services include design of system architecture, installation and configuration of software and hardware, custom software development, training, systems management support and trouble-shooting. KCG enables its customers to tie new applications and new technologies into existing information systems quickly and with minimal disruption. It has been on the leading edge in developing structures for multi-site computing to enhance the productivity of travelers, workers in remote and field offices and the growing number of telecommuters.

  During the year ended December 31, 1995 and the six months ended June 30, 1996, SeaVision accounted for 35% and 26%, respectively, of KCG's revenue. Other significant customers during the year ended December 31, 1995 were Read-Rite Corporation and Watkins-Jonson International which accounted for 15% and 10%, respectively, of KCG's revenue. After the KCG Acquisition, KCG will continue to provide technical and creative support in the further development of the Company's digital platform and third party services. Historically, KCG has served customers primarily in the San Francisco Bay area. The Company may seek to expand its operations into other geographic areas in which the Company does business and expects that KCG's software design and network solutions business will benefit from referrals from the Company's other businesses. The Company also expects to benefit from KCG's relationships with major computer software and hardware companies.

SUPPLIERS

  The Company does not manufacture the hardware components it uses, but has one or more sources of supply for all such components. The Company purchases components through purchase orders and does not have long term supply contracts. The Company believes that reasonable alternative sources of supply exist for all components.

  The Company has entered into agreements with distributors of motion pictures for nontheatrical viewing under which the distributor licenses to the Company the right to make pay-per-view movies available on the Company's ITV system. Payment to the distributor is based on revenue derived from the sale of such movies on the Company's ITV system. The distributor pays the associated royalties to the motion picture studios and other third parties. Although a specific title may be available from a single source, the Company does not anticipate that it will experience difficulty in obtaining these products.

  The retail offerings of merchandise on the Company's ITV system are made pursuant to various electronic retail sales agreements between the Company and individual vendors. The Company has also entered into a consulting agreement with a third party for the provision of consulting services related to retail marketing and assistance in contracting with vendors for the sale of merchandise on the Company's system. The Company pays such consultant a fixed consulting fee and, after recapturing such fee, a portion of the revenue generated from the sale of merchandise by a vendor introduced to the Company by the consultant or with which the consultant assisted in contracting. The Company presently offers for sale items from such vendors as Bobby Jones Sportswear, Wenger Swiss Army Brand and The Nature Company. The Company is seeking other vendors in order to expand its shopping service; it does not anticipate any difficulty in contracting with vendors to offer and sell retail products on the Company's system.

  The Company currently plans to offer user-pay video games and music-on-demand on its ITV system; however, it has not entered into any contract with a distributor or other source of supply of the product for such services. Although there can be no assurance, management does not anticipate any difficulty in securing such sources of video games and music-on-demand product.

MARKETING AND SALES

  The Company's marketing and sales efforts are directed toward several distinct groups: customers (such as cruise and hotel operators) that will contract for the installation and operation, or the sale, of the Company's digital platform and ITV system; advertisers and merchandisers who will utilize the ITV system to deliver promotional messages of various kinds to system users; retailers who will sell products on the Company's ITV shopping service; and end users of the system (such as cruise passengers and hotel guests) who utilize pay services that generate revenue for the Company.

  The Company has a 15 person sales and marketing staff. Three members of this staff currently focus on the travel and leisure industry, ten focus on the Company's sports marketing business and two focus on software design and network solutions. The Company, however, intends to emphasize the marketing of an integrated package of its services in order to provide effective marketing solutions to its clients. The Company also markets its products and services and seeks advertisers and retailers through independent sales agencies.

  The Company's shipboard representatives also market its services to end users of its ITV system. Responsibilities of the shipboard representative include implementing company-wide programs and policies to enhance revenue from each service offered by the system. The Company may offer price reductions for pay-per-view movies or merchandise, and free credits, prizes and sweepstakes for video gaming.

  The Company intends to pursue contractual arrangements with national advertisers seeking to reach specific targeted audiences. The Company's ITV system has significant capability to report response and use frequency.

COMPETITION

  The interactive services industry is in the early stages of its development. The Company competes with numerous other companies utilizing various technologies and marketing approaches, and the Company anticipates that additional competition will develop in all of the markets that the Company is targeting. A number of these companies are larger than the Company and have greater financial and other resources. The Company is unable to predict the level of competition that will actually develop and the time frame in which it will develop.

  In the cruise line market, although cruise operators have received many proposals to develop and install ITV systems, to the Company's knowledge, no system with features comparable to the Company's has been installed on a cruise ship. The Company believes that the architecture of the Company's platform and its adaptation to the cruise environment will be difficult to duplicate and that its successful implementation of its system gives it a competitive advantage. However, there can be no assurance that competitors, some of which may have greater financial resources than the Company, will not enter the field.

  Two companies are the dominant providers of interactive and cable television services to the lodging industry. These competitors are larger and have greater resources than the Company. There are also a number of small regional providers and a number of potential competitors such as cable companies, telecommunications companies and direct-to-home and direct broadcast satellite companies that could provide in-room entertainment to the lodging industry. Although the Company believes that its ITV system includes features that are not currently available to the lodging industry, there can be no assurance that the Company will be able to penetrate this market.

  The sports marketing and software design and network solutions services industries are fragmented and highly competitive. A number of the companies and sales agencies that provide such services are larger than the Company and have greater resources, both financial and otherwise. ISM generally competes based on its specialized promotional and event marketing capabilities. The business of ISM could be adversely affected if one or more large competitors decide to directly focus their resources on providing the same services in the same markets as ISM.

  The digital imaging market is new and rapidly evolving. The Company expects that a highly competitive market will develop and that many of the competitors may have longer operating histories and greater resources than the Company.

TECHNOLOGY AND LICENSING

  In the initial development of its system, the Company acquired a software license from a developer of a hotel ITV system. The Company has made major modifications to its system and its software since that time and now uses only certain communications software from the licensed package. The Company intends to develop communications software which does not make use of the licensed rights. The Company also licenses from a software developer certain of the software utilized in connection with the printing of digital images on cruise ships.

  The Company has used the services of third party software and graphics designers in the development of its digital platform and ITV system. All proprietary rights to the platform and system belong to the Company. KCG was the principal software designer involved in software development for the platform. While third party graphics designers have been important in developing the visual amenities of the Company's system, if the Company should no longer have access to their services, the Company believes that its in-house personnel are capable of performing these functions or, if necessary, that it will be able to engage third party graphics designers and personnel capable of doing so. See "Risk Factors--Dependence on Key Personnel."

  The ability of the Company to maintain a standard of technological competitiveness is a significant factor in the Company's strategy to maintain and expand its customer base, enter new markets and generate revenue. There can be no assurance that future technological advances by direct competitors or other providers will not result in improved equipment or software systems that could adversely affect the Company's business. Also, the Company does not have patents on any of its technology and relies on a combination of copyright and trade secret laws and contractual restrictions to protect its technology. There can be no assurance that the legal protections afforded to the Company and the measures taken by it will be adequate to protect its technology.

GOVERNMENT REGULATION

  The Company's ITV system currently offers games of chance to cruise ship passengers while operating in international waters. However, such gaming cannot be offered while the ship is in any United States port and it cannot be offered in any United States hotel room at this time. Such service is discontinued while a cruise ship is in port and will not be offered to hotels.

LEGAL PROCEEDINGS

  The Company from time to time is involved in litigation incidental to the conduct of its business. There are no pending legal proceedings to which the Company or any of its subsidiaries is a party, or to which any of their respective properties is subject.

EMPLOYEES

  As of July 31, 1996, the Company had 57 employees. None of these employees is covered by a collective bargaining agreement. The Company has never experienced a strike or work stoppage and believes its relationship with its employees to be good.

PROPERTIES

  The Company's executive offices are located in leased premises in Pittsburgh, Pennsylvania. The Company also leases premises for the operations of SeaVision in Lisbon, Ohio, for the operations of ISM in Pittsburgh and for the operations of KCG in Oakland, California and sales and marketing offices for SeaVision and ISM in Miami, Florida and New York City, respectively. The Company believes that its properties are adequate for its operations.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information concerning each of the directors and executive officers of the Company. Ages are given as of August 1, 1996.

NAME                                  AGE       POSITION WITH THE COMPANY
----                                  --- --------------------------------------
Richard W. Talarico..................  41 Chairman of the Board and Chief
                                          Executive Officer
R. Daniel Foreman....................  33 President and Director
Brian K. Blair.......................  34 Chief Operating Officer, Secretary and
                                          Director
Jon E. VanAmringe....................  47 Chief Financial Officer and Treasurer
William C. Kavan(1)(2)...............  45 Director
James C. Roddey(1)...................  63 Director
Richard S. Trutanic(1)...............  44 Director

--------
(1) Member of Compensation Committee. Richard S. Trutanic, who will become a director of the Company after the closing of the Offering, will also serve as a member of the Compensation Committee.

(2) Member of Audit Committee. It is contemplated that at least one additional independent director will be appointed to serve on the Audit Committee following the Offering.

  Richard W. Talarico became Chairman of the Board and Chief Executive Officer of the Company in July 1996. He has served as a director of SeaVision since October 1994 and as Chairman of the Board and Chief Executive Officer of SeaVision since June 1996. Mr. Talarico has served SeaVision in various other capacities, including Vice President of Finance from October 1994 to October 1995, President from October 1995 to June 1996 and Chief Financial Officer, Secretary and Treasurer from October 1994 to June 1996. Since 1991, Mr. Talarico has been a partner in The Hawthorne Group ("THG"), where he has been involved in numerous business ventures and has served in various financial and operating capacities. THG is a private investment and management company which invests through affiliates primarily in media and communications companies.

  R. Daniel Foreman became a director and President of the Company in July 1996. He has served as a director of SeaVision since October 1994 and as President since June 1996. Mr. Foreman also served as Vice President of Technology of SeaVision from October 1994 to June 1996. Since May 1989, Mr. Foreman has served as Executive Vice President of Blair Haven Entertainment, Inc., which operates under the name Commercial Downlink ("Commercial Downlink"), a company founded to serve the needs of the satellite communications industry, where he has been responsible for technology development and implementation. Since 1992, Mr. Foreman has been Executive Vice President of ComTek Printing & Graphics Inc. ("ComTek"), a commercial printing company. He also serves as President of Digital Media Corp., a company which provides closed-circuit video to racetracks. Since the formation of SeaVision in June 1994, Mr. Foreman has devoted substantially all of his time to its operations.

  Brian K. Blair became a director, Chief Operating Officer and Secretary of the Company in July 1996. Mr. Blair has served as a director of SeaVision since October 1994. Mr. Blair also served as Vice President of Administration and Operations of SeaVision from October 1994 until June 1996. Since May 1989, Mr. Blair has been President of Commercial Downlink where he is responsible for the day-to-day activity of such company. Mr. Blair also serves as Secretary and Treasurer of Digital Media Corp. Since the formation of SeaVision in June 1994, Mr. Blair has devoted substantially all of his time to its operations.

  Jon E. VanAmringe joined the Company as Chief Financial Officer and Treasurer in September 1996. From November 1995 until joining the Company, he served as Vice President of MED3000 Group, Inc., a physician practice management company involved in the development and management of integrated health care delivery systems. From 1993 to 1995 he served as Vice President and Chief Financial Officer of Strategic Advisory

Group, Inc., a firm involved in providing consulting and management services to physician groups and others in the healthcare industry which later merged into MED3000 Group, Inc., and as President of Strategic Capital Group, a firm which provided financial and management services. Mr. VanAmringe served as Managing Director of Corporate Finance of Mid Atlantic Capital Group from 1989 to 1993 and was employed by Spectrum Control, Inc., a publicly traded electronic component manufacturer, from 1982 to 1989, most recently as Senior Vice President and Chief Financial Officer.

  William C. Kavan became a director of the Company in July 1996 and has served as a director of SeaVision since October 1994. Since 1980, Mr. Kavan has been president of Berkely-Arm, Inc. ("Berkely"), the largest provider of revenue generating passenger insurance programs for the cruise industry. Berkely serves twenty-five cruise line clients, including Carnival, Costa, Cunard, Epirotiki, NCL, P&O, Princess, Radisson and Royal Caribbean.

  James C. Roddey became a director of the Company in July 1996 and has served as a director of SeaVision since October 1994. Mr. Roddey served as President of ISM from 1992 to 1996 and currently serves as Chairman and a director of ISM. He has served as Chairman or as President of various other entities affiliated with THG, including President of Star Cable Associates, a cable television operator in various states, since 1991. He served as President of Turner Communications Corporation from 1968 to 1971, and as President of Rollins Communications Corporation from 1971 to 1979. Mr. Roddey currently serves as a Trustee of the University of Pittsburgh.

  Richard S. Trutanic will become a director of the Company after the closing of the Offering as discussed in "Underwriting." He has been President and Managing Director of The Somerset Group, a financial advisory firm, since 1990 and senior advisor to Friedman, Billings, Ramsey & Co., Inc., an investment banking firm, since 1993. Mr. Trutanic was, from 1985 to 1990, a director and member of the Executive Committee of Telecom U.S.A. (formerly SouthernNet, Inc.), a telecommunications company. He is a Trustee of the New York Life Mainstay Funds and a director of several private companies.

COMPENSATION OF DIRECTORS

  Pursuant to the 1996 Stock Plan, the non-employee directors of the Company will be entitled, following the Offering, to receive at the conclusion of each year of service, an automatic grant of an immediately exercisable option to acquire 5,000 shares of Common Stock at an exercise price per share equal to the closing price of the Common Stock as reported by NASDAQ for the date on which the option is granted. Non-employee directors of the Company will also be entitled to receive $2,500 for each Board of Directors meeting attended and $500 for each separate committee meeting attended on a date on which no full board meeting is held. Directors of the Company who are also employees will not receive additional compensation for attendance at Board and committee meetings, except that all directors will be reimbursed for out-of-pocket expenses in connection with attendance at Board and committee meetings. For additional information concerning the 1996 Stock Plan, see "-- 1996 Stock Plan."

COMPENSATION OF EXECUTIVE OFFICERS

  During the year ended December 31, 1995, Richard W. Talarico, Chief Executive Officer of the Company, was employed by The Hawthorne Group, Inc. ("Hawthorne") which received payments from SeaVision under a consulting agreement. See "Certain Transactions." No separate allocation of the compensation paid to Mr. Talarico by Hawthorne was made for services performed by Mr. Talarico on behalf of SeaVision during 1995. Under employment agreements with the Company, Mr. Talarico, R. Daniel Foreman, President of the Company, and Brian K. Blair, Chief Operating Officer of the Company, will earn salaries of $62,500 each during 1996 and Jon E. VanAmringe, Chief Financial Officer of the Company, will earn a salary of $40,833 during 1996. See "-- Employment Agreements" for additional information regarding these employment arrangements.

EMPLOYMENT AGREEMENTS

  The Company has entered into employment agreements with Richard W. Talarico,
R. Daniel Foreman, Brian K. Blair and Jon E. VanAmringe. Each such employment agreement contains restrictive covenants prohibiting such officer from competing with the Company for a period of three years after the end of the employment term in the case of Messrs. Talarico, Foreman and Blair, and for a period of two years after the end of the employment term in the case of Mr. VanAmringe. The terms of the employment agreements with Messrs. Talarico, Foreman and Blair commenced as of August 1, 1996 and will continue through December 31, 1999. The term of the employment agreement with Mr. VanAmringe commenced as of September 16, 1996 and will continue through December 31, 1998. The annual salaries as set forth in the employment agreements are $150,000 for each of Messrs. Talarico, Foreman and Blair and $140,000 for Mr. VanAmringe.

  Pursuant to the employment agreements, options to acquire shares of Common Stock granted to Messrs. Talarico, Foreman, Blair and VanAmringe under the 1996 Stock Plan will, if not already vested, vest on the date of a change in control of the Company, defined as a sale of all or substantially all of the Company's assets, a merger in which the Company is not the surviving corporation or when a person or group, other than the stockholders of SeaVision as of August 1, 1996, owns 50% or more of the outstanding Common Stock. The employment agreements also provide that each of Messrs. Talarico, Foreman, Blair and VanAmringe will be entitled to receive for one year following such person's termination of employment by the Company without cause or contemporaneously with the occurrence of a change in control, semi-monthly severance payments equal to the semi-monthly base salary payment which such person was receiving immediately prior to such termination. Mr. VanAmringe will be entitled to receive such payments for only six months if a termination without cause, other than by change of control, occurs after December 31, 1997. If Mr. VanAmringe voluntarily resigns prior to December 31, 1997, he will be entitled to receive semi-monthly payments equal to the semi-monthly base salary payment he was receiving immediately prior to his resignation for six months or, if earlier, until such time that he begins other full-time employment.

1996 STOCK PLAN

  Immediately prior to the effectiveness of the Registration Statement of which this Prospectus is a part, the Board of Directors will adopt the 1996 Stock Plan. The 1996 Stock Plan provides for awards of stock options, stock appreciation rights, restricted shares and restricted units to officers and other executive employees of the Company and to consultants and advisors (including non-employee directors) of the Company. An aggregate of 266,000 shares of Common Stock has been reserved for issuance under the 1996 Stock Plan.

  The 1996 Stock Plan will be administered by the Board of Directors which has broad discretion to determine the individuals entitled to participate in the 1996 Stock Plan and to prescribe conditions (such as the completion of a period of employment with the Company following an award) that must be satisfied before awards vest. Awards under the 1996 Stock Plan may be made in the form of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and options that are non-qualified for federal income tax purposes. Participants in the 1996 Stock Plan may also receive stock appreciation rights ("SARs"), which may be awarded separately from or in tandem with any option granted under the 1996 Stock Plan. In addition, the Board of Directors may, in its discretion, award restricted shares or restricted units under the 1996 Stock Plan.

  Effective upon the closing of the Offering, the Board of Directors will award options to purchase an aggregate of 219,000 shares of Common Stock at the initial public offering price. Of this amount, Richard W. Talarico and all executive officers as a group will receive options to purchase 21,000 and 77,000 shares, respectively, of Common Stock and Richard S. Trutanic will receive an immediately exercisable option to purchase 21,000 shares of Common Stock. There will be a five-year vesting period for grantees who are employees of the Company. All of these options will be non-qualified options for federal income tax purposes. Effective upon the closing of the KCG Acquisition, the Board of Directors will grant 26,666 shares of restricted stock under the 1996 Stock Plan to various employees of KCG.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information as to the ownership of Common Stock as of the effective date of the Registration Statement, and after giving effect to the sale of the shares of Common Stock offered hereby by (i) each person who is known to the Company to own beneficially more than five percent of the outstanding shares of Common Stock, (ii) each director and
(iii) all executive officers and directors as a group. Except as indicated below, the persons named have sole voting and investment power with respect to all shares shown as being beneficially owned by them.

                                         NUMBER OF SHARES OF
                                             COMMON STOCK        PERCENT OF
                                          BENEFICIALLY OWNED    COMMON STOCK
                                         -------------------- -----------------
                                          BEFORE     AFTER     BEFORE   AFTER
NAME                                     OFFERING   OFFERING  OFFERING OFFERING
----                                     --------- ---------- -------- --------
Henry Posner, Jr. (1)...................  964,800   1,111,240   40.2%    22.7%
500 Greentree Commons
381 Mansfield Avenue
Pittsburgh, PA 15220
Thomas D. Wright (1)....................  241,200     277,810   10.1%     5.7%
500 Greentree Commons
381 Mansfield Avenue
Pittsburgh, PA 15220
Terence M. Graunke (1)..................  241,200     277,810   10.1%     5.7%
400 West Erie
Suite 504
Chicago, IL 60610
Richard W. Talarico (1).................   80,400      92,603    3.4%     1.9%
R. Daniel Foreman.......................  198,000     198,000    8.3%     4.1%
Brian K. Blair..........................  198,000     198,000    8.3%     4.1%
William C. Kavan (1)....................  100,800     100,800    4.2%     2.1%
James C. Roddey.........................   80,400      92,603    3.4%     1.9%
Richard S. Trutanic (1)(2)..............      -0-      21,000    -0-        *
All executive officers and directors as
 a group (6 persons) (1)................  657,600     682,006   27.4%    14.0%

--------

*  Less than one percent.

(1) Ownership of shares following the Offering for Messrs. Posner, Wright, Graunke, Talarico and Roddey and for all executive officers and directors as a group include the shares of Common Stock to be issued upon conversion of the Stockholder Loans into Common Stock. See "Certain Transactions-- Stockholder Loans." Ownership of shares for Messrs. Posner, Wright, Talarico, Kavan and Roddey and for all executive officers and directors as a group does not include the shares of Common Stock that may be issued upon conversion of the shares of Convertible Preferred Stock owned by such persons. See "Certain Transactions--Sale of Convertible Preferred Stock." All executive officers and directors as a group does not include Richard
    S. Trutanic who will become a director of the Company after the closing of the Offering as discussed in "Underwriting."

(2) Includes 21,000 shares issuable upon exercise of an immediately exercisable option to be granted upon the closing of the Offering.

                             CERTAIN TRANSACTIONS

CONSULTING AGREEMENTS

  SeaVision and Berkely were parties to a Consulting Agreement, entered into in June 1994 and terminated as of June 30, 1996, which required Berkely to provide certain marketing, sales and consulting services to SeaVision, including the design and development of marketing strategies for the cruise ship industry. William C. Kavan, a principal of Berkely, is a director of the Company. The consulting agreement provided for the payment of a consulting fee of $10,000 per month to Berkely, which was reduced to $2,000 per month in January 1996. SeaVision was also obligated to pay $200 per hour for services rendered by certain professional personnel of Berkely. During the fiscal years ended December 31, 1994 and 1995, SeaVision paid $97,229 and $181,228, respectively, and as of June 30, 1996 SeaVision was obligated to pay $12,000, to Berkely under the consulting agreement, including out-of-pocket expenses.

  SeaVision and Hawthorne were parties to a Consulting Agreement, entered into in June 1994 and terminated as of June 30, 1996, which required Hawthorne to provide SeaVision certain accounting and financial services, including the preparation of financial models and plans, the design and implementation of accounting systems and controls and assistance in acquiring third party financing. Henry Posner, Jr. and Thomas D. Wright, each of whom owns more than ten percent of the outstanding Common Stock, and two of Mr. Posner's sons are shareholders of Hawthorne, and Messrs. Posner and Wright and Richard W. Talarico, a director and executive officer of the Company, and James C. Roddey, a director of the Company, were shareholders of Hawthorne Media Group, Inc. ("HMG"), the original party to the agreement which assigned its rights and obligations thereunder to Hawthorne. The consulting agreement provided for the payment of a consulting fee of $18,000 per month. During the fiscal years ended December 31, 1994 and 1995, SeaVision paid an aggregate of $149,437 and $205,252, respectively, and as of June 30, 1996, SeaVision was obligated to pay $143,138, to Hawthorne and HMG under the consulting agreement, including out-of-pocket expenses.

AGREEMENTS WITH COMMERCIAL DOWNLINK AND AFFILIATE

  SeaVision and Commercial Downlink were parties to an agreement entered into in June 1994 and terminated as of July 31, 1996, which required Commercial Downlink to act as a general contractor for the installation of ITV systems on cruise ships, and to devote its full-time efforts to the business of SeaVision. Brian K. Blair and R. Daniel Foreman, principals of Commercial Downlink, are executive officers and directors of the Company and currently own more than five percent of the outstanding Common Stock. SeaVision reimbursed Commercial Downlink, at cost, for construction services and materials provided in connection with the installation of SeaVision systems on cruise ships. SeaVision also paid Commercial Downlink a monthly management fee. During the fiscal years ended December 31, 1994 and 1995 and the six months ended June 30, 1996, SeaVision paid $147,000, $322,000 and $91,600, respectively, to Commercial Downlink under the consulting agreement in addition to reimbursing Commercial Downlink for construction services and materials provided in connection with the installation of ITV systems on cruise ships.

  As of August 1, 1996, SeaVision and Commercial Downlink entered into a sublease agreement relating to facilities in Lisbon, Ohio owned by Comtek, a majority owned subsidiary of Commercial Downlink, and including provisions pursuant to which Commercial Downlink will provide certain administrative services for an aggregate monthly payment of $3,700. Such agreement is terminable on 30 days' prior notice by either party. The Company believes that such payments are on terms as favorable to the Company as could be obtained from an unaffiliated party.

  During the fiscal years ended December 31, 1994 and 1995 and the six months ended June 30, 1996, SeaVision made payments to ComTek in the amounts of approximately $7,000, $25,000 and $40,000, respectively, for commercial printing services. The Company believes that such payments were on terms as favorable to the Company as could have been obtained from an unaffiliated third party. The Company expects to continue to conduct business with ComTek in the future.

  In 1996, SeaVision made advances in the aggregate amount of $53,730 to Commercial Downlink. These advances have been repaid.

TRANSACTIONS RELATING TO FORMATION AND ORGANIZATION OF SEAVISION

  Brian K. Blair and R. Daniel Foreman (the "Commercial Downlink Shareholders"), Henry Posner, Jr., Thomas D. Wright, Terence M. Graunke, James
C. Roddey and Richard W. Talarico (the "Hawthorne Shareholders"), and William
C. Kavan, Mark Kottler and David F. Gould (the "Kavan Shareholders") were the founders of SeaVision. Each group of founders received from SeaVision the amount of expenses incurred by it in forming and organizing SeaVision in 1994. The Hawthorne Shareholders received reimbursement of expenses in the amount of $21,437, the Commercial Downlink Shareholders received reimbursement of expenses in the amount of $109,083, and the Kavan Shareholders received reimbursement of expenses in the amount of $17,871.

  Pursuant to an Assignment of Intellectual Property Rights dated October 3, 1994, Commercial Downlink, Brian K. Blair and R. Daniel Foreman contributed to SeaVision, intellectual property rights relating to the technology utilized by SeaVision.

TRANSACTIONS RELATING TO FORMATION AND ORGANIZATION OF THE COMPANY

  In August 1996, a merger (the "Formation Merger") occurred in which SeaVision, Inc., a Delaware corporation ("Old SeaVision"), merged with and into SeaVision Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of the Company, with SeaVision Acquisition Corporation surviving the Formation Merger and changing its name to SeaVision, Inc. In the Formation Merger, each share of common stock of Old SeaVision was converted into one share of Common Stock. All shares of Common Stock currently outstanding were issued in the Formation Merger. In connection with the Formation Merger, the holders of shares of Common Stock of the Company were granted certain registration rights. See "--Registration Rights".

STOCKHOLDER LOANS

  In each of fiscal years 1994, 1995 and 1996, the Funding Stockholders made various Stockholder Loans to SeaVision. Each Stockholder Loan, represented by a promissory note which requires the principal amount outstanding under the note to be paid in full on the third anniversary of the date of the note, bears interest at a rate of 15% per annum, compounded quarterly. Stockholder Loans were made in the following aggregate principal amounts: Mr. Posner-- $4,166,014; Mr. Wright--$1,041,506; Mr. Graunke--$718,800; Mr. Roddey--
$347,165; and Mr. Talarico--$347,165. Mr. Graunke owns more than ten percent of the outstanding Common Stock. Stockholder Loans in an aggregate amount up to $1.5 million are guaranteed by each of Brian K. Blair, R. Daniel Foreman and William C. Kavan. Such guarantees are secured by a pledge of the shares of Common Stock owned by Messrs. Blair, Foreman and Kavan.

  On May 31, 1996, the Company used $3.6 million of the $5.0 million then available under its line of credit from Integra Bank (now National City Bank) (the "Integra Loan") to repay a portion of the principal amount of the Stockholder Loans, leaving Stockholder Loans in the following aggregate principal amounts outstanding: Mr. Posner--$1,800,000; Mr. Wright--$450,000; Mr. Graunke--$450,000; Mr. Roddey--$150,000; and Mr. Talarico $150,000. The
Company intends to use approximately $1.0 million of the net proceeds of the Offering to pay the accrued interest on the Stockholder Loans. See "Use of Proceeds." The Funding Stockholders have agreed, contingent upon the completion of the Offering, to convert the remaining principal balance of the Stockholder Loans into shares of Common Stock at a rate of approximately 8.1 shares of Common Stock for each $100 principal amount outstanding, or approximately $12.29 per share. The conversion rate was determined after consultation with the Underwriters and is based upon an assumed value of the Company without giving effect to the Offering. Cash payments will be made in lieu of the issuance of fractional shares of Common Stock upon such conversion. The Funding Stockholders will receive the following number of shares of Common Stock upon conversion of the Stockholder Loans: Mr. Posner-- 146,440 shares; Mr. Wright--36,610 shares; Mr. Graunke--36,610 shares; Mr. Roddey--12,203 shares and Mr. Talarico--12,203 shares. The holders of these shares will have certain registration rights with respect to these shares. See "--Registration Rights."

  On July 19, 1996, William C. Kavan made a loan in the amount of $1.0 million to SeaVision at the interest rate of 8% per annum. Such loan was converted into 10,000 shares of Convertible Preferred Stock following the Formation Merger.

INTEGRA LOAN GUARANTEE

  The availability under the Integra Loan was increased to $7.5 million on October 28, 1996. The Integra Loan is personally guaranteed by each of Messrs. Posner, Wright, Roddey and Talarico and by Lyndhurst Associates, a Pennsylvania limited partnership ("Lyndhurst"), for which such guarantors receive a guarantee fee from time to time based on a percentage of the outstanding principal balance of the Integra Loan. Such percentage is the difference between 15%, the interest rate on the Stockholder Loans, and the interest rate on the Integra Loan. Mr. Posner is the Managing General Partner of Lyndhurst.

LEGAL SERVICES

  During each of the fiscal years ended December 31, 1995 and 1994, SeaVision retained the law firm of Eckert Seamans Cherin & Mellott ("Eckert Seamans") to represent SeaVision on various matters. During each of the fiscal years ended December 31, 1995, 1994 and 1993, ISM retained Eckert Seamans to represent ISM on various matters. Thomas D. Wright is a partner and chairman of the Operations Committee of Eckert Seamans.

SALE OF CONVERTIBLE PREFERRED STOCK

  On August 16, 1996, the Company issued 10,000 shares of Convertible Preferred Stock to William C. Kavan in exchange for the extinguishment of a $1.0 million loan to SeaVision. Additionally, on August 16, 1996, the Company sold approximately 7,059, 1,765, 588 and 588 shares of Convertible Preferred Stock to Henry Posner, Jr., Thomas D. Wright, Richard W. Talarico and James C. Roddey, respectively, for an aggregate purchase price of $1.0 million. During the seven-month period beginning six months after the closing of the Offering (the "Conversion Period"), each holder of Convertible Preferred Stock will have the right to convert all, but not less than all, of the Convertible Preferred Stock then owned by such holder into shares of Common Stock at the rate of approximately 8.1 shares of Common Stock for each share of Convertible Preferred Stock, or approximately $12.29 per share (as adjusted for stock dividends, stock splits, reverse stock splits and any other stock combination or division). Cash payments will be made in lieu of the issuance of any fractional shares of Common Stock upon any such conversion. If all of the shares of Convertible Preferred Stock held by Messrs. Posner, Wright, Talarico, Roddey and Kavan are converted into Common Stock during the Conversion Period, Messrs. Posner, Wright, Talarico, Roddey and Kavan will receive 57,427, 14,365, 4,785, 4,785 and 81,355 shares, respectively, of
Common Stock. See "Description of Capital Stock--Series A Convertible Redeemable Preferred Stock." The holders of these shares will have certain registration rights with respect to these shares. See "-- Registration Rights."

REGISTRATION RIGHTS

  If the Company issues shares of Common Stock upon conversion of the Convertible Preferred Stock (the "Conversion Shares"), the holders of Conversion Shares will have certain rights to require the Company to register the Conversion Shares under the Securities Act. Under the terms of the registration rights agreement relating to the Conversion Shares, the holders of Conversion Shares and their transferees holding at least the number of Conversion Shares into which 5,000 shares of Convertible Preferred Stock have been converted will have the right, until the third anniversary of the last date on which the Convertible Preferred Stock may be converted into Common Stock (the "Commencement Date"), to require the Company, on one occasion, to register the Conversion Shares for public offering and sale on Form S-3 in a "shelf" registration pursuant to Rule 415 under the Securities Act. If any holder requests a shelf registration, all Conversion Shares will be registered thereunder unless a holder requests that all or a portion of his Conversion Shares be excluded. Holders of a majority of the Conversion Shares will also have the right on one occasion to elect to have their Conversion Shares which are registered on the shelf registration statement sold in an underwritten offering. In addition, the holders of Conversion Shares and their transferees will have the right to participate in any registration of

Common Stock for an underwritten offering initiated by the Company or any other stockholder of the Company prior to the third anniversary of the Commencement Date, subject to certain limitations. The Company will pay all out-of-pocket expenses of any such registrations, including fees and expenses of one counsel for the holders of Conversion Shares and their transferees, but not including underwriting discounts and commissions, and will indemnify the holders of Conversion Shares and their transferees against certain liabilities under the federal securities laws, in connection therewith.

  The current holders of Common Stock will also have certain rights under a registration rights agreement to require the Company to register under the Securities Act such shares and the shares of Common Stock to be issued upon conversion of the Stockholder Loans. Such rights are substantially similar to the rights granted to holders of Conversion Shares. However, holders of such shares and their transferees holding at least ten percent of the shares covered are required to cause the Company to register the shares for public offering and sale on Form S-3 in a shelf registration pursuant to Rule 415 under the Securities Act. The sole stockholder of KCG will have the right, subject to certain limitations, to have the shares of Common Stock that he receives upon consummation of the KCG Acquisition included in any registration statement that includes shares to be registered at the request of the current stockholders under such registration rights agreement.

  The holders of Convertible Preferred Stock, the existing stockholders and the individual receiving Common Stock in connection with the KCG Acquisition have agreed, or will agree, not to sell any Conversion Shares or other shares of Common Stock owned by them and subject to the registration rights agreements described above for a period of twelve months following the closing of the Offering. See "Shares Eligible for Future Sale."

VIDEO PRODUCTION PAYMENTS

  During the fiscal years ended December 31, 1994 and 1995 and the six months ended June 30, 1996, SeaVision made payments to Production Masters, Inc. ("PMI") in the amounts of approximately $10,000, $137,000 and $118,000, respectively, for the production of videos and other visual media for use with the Company's ITV system. Messrs. Posner, Wright, Roddey and Talarico are shareholders of PMI. The Company believes that such payments were on terms as favorable to the Company as could have been obtained from an unaffiliated party. The Company expects to continue to conduct business with PMI in the future.

ARRANGEMENTS INVOLVING ISM

  The Company, ISM and the ISM stockholders have entered into the ISM Stock Purchase Agreement pursuant to which the Company will acquire all of the issued and outstanding shares of capital stock of ISM from the ISM stockholders promptly following, and conditioned upon, the closing of the Offering. See "Background--The Acquisitions--ISM Acquisition." The aggregate purchase price to be paid to the ISM stockholders by the Company in the ISM Acquisition is a maximum of $4.8 million, consisting of $2.4 million in cash at the time of closing of the Acquisition and up to $2.4 million in contingent payments. One-half of the contingent payments, if any, is to be paid by delivery to the ISM stockholders of promissory notes bearing interest at seven percent per annum.

  Henry Posner, Jr., Thomas D. Wright, Richard W. Talarico and James C. Roddey are ISM stockholders. At the closing of the ISM Acquisition, Messrs. Posner, Wright, Talarico and Roddey will receive cash payments in the amounts of approximately $1,273,000, $791,000, $48,000 and $120,000, respectively, and will be entitled to receive contingent payments up to the same approximate amounts (not including interest payable on any promissory note delivered in respect of the contingent payments).

  ISM and Hawthorne are parties to an oral management arrangement pursuant to which Hawthorne provides general, administrative, accounting and tax planning and preparation services to ISM for an aggregate of $5,000 per month. During the fiscal years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1996, ISM made payments in the aggregate amounts of $60,000, $60,000, $60,000 and $30,000, respectively, to Hawthorne under this agreement. The Company intends to terminate this arrangement within 90 days of the closing of this Offering.

JOINT PROMOTIONAL ACTIVITIES

  SeaVision, ISM, PMI and other entities affiliated with THG have engaged in various joint promotional marketing activities and have shared the revenue and expenses of such activities. Examples of such activity in 1996 are ISM sports marketing events at which SeaVision supplied digital imaging services. The Company believes that such activities involving SeaVision or ISM have been conducted on terms as favorable to SeaVision and ISM as could have been obtained from an unaffiliated party.

LEASES

  During the fiscal years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1996, ISM made payments pursuant to a lease agreement in the amount of $39,524, $53,777, $76,774 and $39,832, respectively, to
Executive Office Associates ("EOA") for the lease of office space. Henry Posner, Jr., Thomas D. Wright and two of Mr. Posner's sons and his spouse each own an indirect equity interest in EOA. The Company believes that such payments were on terms as favorable to the Company as could have been obtained from an unaffiliated third party. The Company anticipates that it will maintain this lease.

  As of each of May 1, 1996 and September 1, 1996, the Company entered into a four-month lease for office space with EOA. The aggregate rental payment under these leases is $68,508. The Company believes that such payment is on terms as favorable to the Company as could have been obtained from an unaffiliated third party. The Company intends to continue to lease office space from EOA.

KCG TRANSACTIONS

  During the year ended March 31, 1994, and the nine months ended December 31, 1994, KCG's predecessor ("Predecessor") leased a building from its principal shareholders. Rental payments made in accordance with the lease agreement were approximately $102,000 and $76,000, respectively. During the year ended December 31, 1995 and the six months ended June 30, 1996, KCG leased office and other space and an automobile from its shareholder. Rental payments made under these arrangements were approximately $69,000 and $40,000, respectively. The Company intends to continue leasing such space and automobile on a month-to-month basis for an aggregate of $5,600 per month. The Company believes that such payments are on terms as favorable to the Company as could be obtained from an unaffiliated party.

  KCG had a marketing commission agreement with Predecessor under which commissions of $100,000 were paid during the year ended December 31, 1995. This agreement provided for certain rights of Predecessor to be used by KCG, including customer lists and employment agreements with employees. This agreement was terminated and the related rights were acquired by KCG, effective November 1, 1995, for $150,000, of which $65,000 was paid during the year ended December 31, 1995. The remaining $85,000 was in the form of a bank loan assumption. Additionally, approximately $88,000 under a separate bank loan was assumed in exchange for certain tangible assets.

  KCG had notes receivable from Predecessor and another affiliated entity of approximately $25,000 and $18,000 as of December 31, 1995. KCG had a shareholder note payable of $79,964 as of December 31, 1995. Predecessor had a note receivable from one of its principal shareholders of approximately $14,000 as of December 31, 1994.

  During the year ended December 31, 1995 and the six months ended June 30, 1996, KCG purchased equipment for approximately $50,000 and $122,000, respectively, from affiliated entities. The Company believes that such payments were on terms as favorable to the Company as could be obtained from an unaffiliated party.

                         DESCRIPTION OF CAPITAL STOCK

  The following is a description of certain provisions of the Company's Certificate of Incorporation (the "Certificate"), Certificate of Designation relating to the Convertible Preferred Stock (the "Designation") and By-Laws (the "By-Laws)." See "Additional Information" as to how to obtain a copy of these documents.

GENERAL

  The Company is authorized to issue up to 20,000,000 shares of Common Stock, par value $0.01 per share, and 100,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). The Designation provides that 40,000 shares of the authorized Preferred Stock have been designated, and may be issued as, Series A Convertible Redeemable Preferred Stock, par value $.01 per share. Following the Offering, there will be 4,884,065 shares of Common Stock issued and outstanding and 25,000 shares of Series A Convertible Redeemable Preferred Stock having a liquidation value of $100 per share issued and outstanding.

COMMON STOCK

  Holders of Common Stock are entitled to one vote for each share held of record on all matters to be submitted to a vote of the stockholders. The Certificate does not provide for cumulative voting for the election of directors. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors of the Company out of funds legally available therefor. See "Dividend Policy." The holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All outstanding shares of Common Stock are, and the Common Stock to be sold in the Offering, when issued and paid for, will be, fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company remaining after payment or provision for payment of all of the Company's debts and obligations and liquidation payments to holders of outstanding shares of Preferred Stock.

UNDESIGNATED PREFERRED STOCK

  The Board of Directors of the Company is authorized, without further action of the stockholders, to issue up to 100,000 shares of Preferred Stock in one or more classes or series and to fix the designations, powers, preferences and the relative participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereon. Of such authorized shares, 40,000 shares have been designated as Convertible Preferred Stock. Any Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock.

  The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring or seeking to acquire, a significant portion of the outstanding Common Stock.

SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK

  The holders of Convertible Preferred Stock are entitled to receive, when and as declared by the Company's Board of Directors, cumulative compounded quarterly dividends at the rate of eight percent of the liquidation value thereof per annum. If the Company has not consummated an initial public offering of Common Stock on or before December 31, 1996, the dividend rate will increase to 12% of the liquidation value thereof per annum from and after such date. The holders of Convertible Preferred Stock have no voting rights except as provided by the Delaware General Corporation Law (the "DGCL") and except with respect to actions which affect adversely the rights and preferences of the Convertible Preferred Stock set forth in the Designation. The Convertible Preferred Stock is senior in right of payment and on liquidation to the Common Stock.

  During the seven-month period beginning six months after the closing of the Offering (the "Conversion Period"), each holder of Convertible Preferred Stock will have the right to convert all, but not less than all, of the Convertible Preferred Stock then owned by such holder into shares of Common Stock at the rate of approximately 8.1 shares of Common Stock for each share of Convertible Preferred Stock, or approximately $12.29 per share (as adjusted for stock dividends, stock splits, reverse stock splits and any other stock combination or division). Cash payments will be made in lieu of the issuance of any fractional shares of Common Stock upon any such conversion. In connection with, and upon such conversion, the holders of Convertible Common Stock will have no right to receive any accrued and unpaid dividends. Shares of Convertible Preferred Stock which are not converted to Common Stock during the Conversion Period will remain outstanding until the earlier of the time such shares are redeemed by the Company or June 30, 2006.

  If the Company, prior to the end of the Conversion Period, issues Common Stock or warrants or options exercisable for Common Stock (other than pursuant to any employee stock option plan or director stock plan approved by the Board of Directors of the Company), and the price per share at which such shares, warrants or options are issued (the "New Share Price") multiplied by the aggregate number of issued and outstanding shares of Common Stock (determined on a fully diluted basis, but excluding shares then being issued or which are issuable pursuant to warrants or options then being issued) is less than $35.0 million, then the outstanding shares of Convertible Preferred Stock will become convertible into such additional number of shares of Common Stock equal to a fraction, the numerator of which is the number of outstanding shares of Convertible Preferred Stock multiplied by 100 and the denominator of which is the New Share Price.

  The Company has the right at any time after the Conversion Period but prior to maturity, to redeem the outstanding shares of Convertible Preferred Stock at $100 per share, plus accrued and unpaid dividends, if any. Unless earlier redeemed or converted into Common Stock, the outstanding shares of Convertible Preferred Stock are to be redeemed by the Company at $100 per share, plus accrued and unpaid dividends, if any, on June 30, 2006.

CERTAIN ANTI-TAKEOVER EFFECTS OF CERTIFICATE AND BY-LAWS PROVISIONS

  Certain provisions of the Certificate and By-Laws summarized in the following paragraphs may be deemed to have anti-takeover effects. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors but which individual Company stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then-current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the current Board of Directors more difficult.

 Number of Directors; Removal; Filling Vacancies

  The Certificate and By-Laws provide that the number of directors will be fixed from time to time with the consent of two-thirds of the Board of Directors. Moreover, the Certificate provides that directors may only be removed with cause by the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock of the Company then entitled to vote at an election of directors. This provision prevents stockholders from removing any incumbent director without cause and allows two-thirds of the incumbent directors to add additional directors without approval of stockholders until the next annual meeting of stockholders at which directors are elected.

 Advance Notice of Nominations and Stockholder Proposals

  The By-Laws contain a provision requiring at least 60 but no more than 90 days' advance notice by a stockholder of a proposal or director nomination that such stockholder desires to present at any annual or special meeting of stockholders, which would prevent a stockholder from making a proposal or a director nomination at a stockholder meeting without the Company having advance notice of the proposal or director nomination. This provision could make a change in control more difficult by providing the directors of the Company with more time to prepare an opposition to a proposed change in control.

 Vote Requirement for Calling Special Meeting

  The By-Laws also contain a provision requiring the vote of the holders of two-thirds of the outstanding Common Stock in order to call a special meeting of stockholders. This provision would prevent a stockholder with less than a two-thirds interest from calling a special meeting to consider a merger unless such stockholder had first obtained adequate support from a sufficient number of other stockholders.

 Statutory Business Combination Provision.

  Upon completion of the Offering, the Company will be subject to the provisions of Section 203 ("Section 203") of the DGCL. Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person, or an affiliate or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under Section 203, an "interested stockholder" is defined (with certain limited exceptions) as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

  A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or by-laws by action of its stockholders to exempt itself from coverage, provided that such by-law or charter amendment does not become effective until 12 months after the date it is adopted. Neither the Certificate nor the By-Laws contains any such exclusion.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

 Limitations on Liabilities

  Consistent with the DGCL, the Certificate contains a provision eliminating or limiting liability of directors to the Company and its stockholders for monetary damages arising from acts or omissions in the director's capacity as a director. The provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) for unlawful dividends or unlawful stock purchases or redemptions as provided in Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of the Company protection against awards of monetary damages resulting from breaches of their duty of care, except as indicated above. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The Securities and Exchange Commission has taken the position that the provision will have no effect on claims arising under the federal securities laws.

 Indemnification

  The Certificate and By-Laws provide for mandatory indemnification rights to the maximum extent permitted by applicable law, subject to limited exceptions, to any director or officer of the Company who, by reason of the fact that he is a director or officer of the Company, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such director or officer in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL. The Company may also maintain directors' and officers' liability insurance.

TRANSFER AGENT AND REGISTRAR

  The Company has selected National City Bank as the transfer agent and registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offering, there has been no public market for the Common Stock. Sales of substantial amounts of Common Stock into the public market after the Offering, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock and the ability of the Company to raise equity capital. The Company can make no prediction as to the effect, if any, that the sale or availability for future sale of shares of additional Common Stock will have on the market price of the Common Stock prevailing from time to time.

  Upon completion of the Offering, the Company will have 4,884,065 shares of Common Stock outstanding (assuming no exercise of options). These shares will consist of 2,400,000 shares of Common Stock currently issued and outstanding and held by the existing stockholders of the Company, 2,000,000 shares of Common Stock sold in the Offering, 244,066 shares of Common Stock to be issued upon conversion of the Stockholder Loans and 239,999 shares to be issued upon consummation of the KCG Acquisition (including the 26,666 Restricted Grant Shares). See "Certain Transactions--Stockholder Loans."

  The 2,000,000 shares of Common Stock sold in the Offering will immediately be freely tradable, except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act of 1933, as amended ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 ("Rule 144") under the Securities Act, as described below.

  The 2,400,000 shares of Common Stock held by the existing stockholders, the 244,066 shares of Common Stock to be issued upon conversion of the Stockholder Loans and the 239,999 shares of Common Stock to be issued upon consummation of the KCG Acquisition (including the 26,666 Restricted Grant Shares) have not been registered under the Securities Act, and, accordingly, such shares may not be sold except in transactions registered under the Securities Act or pursuant to an exemption from registration. In addition, the existing stockholders and the persons receiving Common Stock in connection with the KCG Acquisition have agreed, or will agree, not to sell any shares of Common Stock owned by them for a period of twelve months following the closing of the Offering. After the expiration of such twelve-month period, all of such shares, other than the 26,666 Restricted Grant Shares, may be sold in accordance with Rule 144, subject to the applicable volume, holding period and other limitations of Rule 144 as described below. In addition, the holders of these shares, other than the 26,666 Restricted Grant Shares, will have certain rights to require the Company to register such shares under the Securities Act for public offering and sale. See "Certain Transactions--Registration Rights."

  Up to 203,385 additional shares could be issued upon conversion of the Convertible Preferred Stock, which become convertible into shares of Common Stock 180 days after the closing of the Offering. These Conversion Shares will not be registered under the Securities Act, and, accordingly, such shares may not be sold except in transactions registered under the Securities Act or pursuant to an exemption from registration. In addition, the holders of Convertible Preferred Stock have agreed not to sell any Conversion Shares owned by them for a period of twelve months following the closing of the Offering. After the expiration of such twelve-month period, all of such shares may be sold in accordance with Rule 144, subject to the applicable volume, holding period and other limitations of Rule 144 as described below. In addition, the holders of Conversion Shares will have certain rights to require the Company to register such Conversion Shares under the Securities Act for public offering and sale. See "Certain Transactions--Registration Rights."

  In addition to the shares described above, 239,334 additional shares of Common Stock have been reserved for issuance as restricted stock or upon exercise of options that may be granted under the Company's 1996 Stock Plan. As of the closing of the Offering and the KCG Acquisition, an aggregate of 26,666 shares of restricted stock granted under 1996 Stock Plan and options granted under the 1996 Stock Plan to acquire an aggregate of 219,000 shares of Common Stock will be outstanding. The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register all of these shares of Common Stock, which registration statements will become effective immediately upon filing. Shares covered by these registration statements will be eligible for sale in the public markets upon the effectiveness of such registration statements (unless such shares are held by an Affiliate).

  Any shares of Common Stock that have not been registered under the Securities Act could be sold under Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after the Offering, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least two years, including a person who may be deemed an Affiliate, is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of one percent of the then-outstanding shares of Common Stock or the average weekly reported trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain restrictions relating to manner of sale, notice, and the availability of current public information about the Company. A person who is not an Affiliate at any time during the three months preceding a sale, and who has beneficially owned shares for at least three years, would be entitled to sell such shares immediately following the Offering without regard to the volume limitations, manner of sale provisions, or notice or other requirements of Rule 144.

  The Securities and Exchange Commission has published a notice of proposed rulemaking that, if adopted as proposed, would shorten the applicable holding periods under Rule 144(d) and Rule 144(k) to one and two years, respectively (from the current two- and three-year periods). The Company cannot predict whether such amendments will be adopted or the effect thereof on the trading market for its Common Stock.

                                 UNDERWRITING

  The Underwriters named below, represented by Friedman, Billings, Ramsey & Co., Inc. (the "Representative"), have severally agreed to purchase, subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement"), and the Company has agreed to sell, the number of shares of Common Stock set forth opposite the name of each Underwriter.

                         UNDERWRITERS                           NUMBER OF SHARES
                         ------------                           ----------------
Friedman, Billings, Ramsey & Co., Inc..........................    1,640,000
Advest, Inc....................................................       40,000
Cruttenden Roth, Inc...........................................       40,000
Equitable Securities Corporation...............................       40,000
Janney Montgomery Scott Inc....................................       40,000
Legg Mason Wood Walker Incorporated............................       40,000
Parker Hunter Incorporated.....................................       40,000
Punk, Ziegel & Knoell..........................................       40,000
Sutro & Co. Incorporated.......................................       40,000
Unterberg Harris...............................................       40,000
                                                                   ---------
  Total........................................................    2,000,000

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Common Stock if any shares are purchased.

  The Representative has advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.63 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other dealers. After the initial offering, the public offering price and such concessions may be changed. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part. The Representative has informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of five percent of the number of shares of Common Stock offered hereby.

  The Company has granted the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to an aggregate of 300,000 additional shares of Common Stock at the public offering price less the underwriting discount shown on the cover of this Prospectus. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the 2,000,000 shares of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,000,000 shares of Common Stock are being offered.

  Prior to the Offering, there has been no public market for the Common Stock. The offering price has been determined by negotiation among the Company and the Representative. In determining such price, consideration was given to the financial and operating history and trends of the Company, the experience of its management, the position of the Company in its industry, the Company's prospects and the Company's financial results. Additionally, consideration has been given to the status of the securities markets, market conditions for new offerings of securities and the prices of similar securities of comparable companies. The Common Stock has been approved for quotation on the NASDAQ Stock Market's National Market under the symbol "ALLN."

  The Company, its directors, executive officers and certain other stockholders who, immediately following the Offering, will hold 2,857,399 shares have agreed not to offer, sell or otherwise dispose of any such shares of Common Stock or any Conversion Shares for a period of one year after the closing of the Offering without the prior written consent of the Representative. See "Shares Eligible for Future Sale."

  The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof. The Company also has agreed to reimburse the Representative for its actual out-of-pocket legal expenses incurred in connection with the offering of the Common Stock.

  The Company has also given the Representative the right to act as the exclusive financial advisor, placement agent and underwriter to the Company in connection with certain financings, sales, transfers, mergers, consolidations or other similar transactions involving the Company during the period ending 18 months after the closing of the Offering. The Representative has agreed to provide such services to the Company on terms and conditions as are customary and competitive. The Representative will also have a right to 7.0% of the proceeds from any sale by the Company of securities within 12 months after closing of the Offering to an individual identified to the Company by the Representative prior to closing.

  The Company has agreed that Richard Trutanic will serve on the Board of Directors after closing of the Offering.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the shares of Common Stock offered hereby will be passed upon for the Company by Eckert Seamans Cherin & Mellott, Pittsburgh, Pennsylvania. Thomas D. Wright, a partner and chairman of the Operations Committee of such firm, currently owns more than ten percent of the outstanding Common Stock of the Company. Certain legal matters related to the Offering will be passed upon for the Underwriters by Hogan & Hartson L.L.P., Washington, D.C.

                                    EXPERTS

  The consolidated financial statements and schedule of Allin Communications Corporation as of December 31, 1994 and 1995 and June 30, 1996, for the period from June 8, 1994 to December 31, 1994, the year ended December 31, 1995 and the six-month period ended June 30, 1996; the financial statements of International Sports Marketing, Inc. as of December 31, 1994 and 1995 and June 30, 1996, for the three years ended December 31, 1995 and the six-month period ended June 30, 1996; and the financial statements of Kent Consulting Group, Inc. as of December 31, 1994 and 1995 and June 30, 1996, for the year ended March 31, 1994, the nine months ended December 31, 1994, the year ended December 31, 1995 and the six-month period ended June 30, 1996 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm in accounting and auditing in giving said reports.

                             ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all the information set forth in the Registration Statement and in the exhibits and schedules thereto. For further information concerning the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. The Registration Statement, including the exhibits and schedules thereto, may be inspected, without charge, at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of each such document may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file such materials electronically with the Commission.

  The Company intends to distribute to its stockholders annual reports containing audited financial statements and quarterly reports containing unaudited financial information for each of the first three quarters of its fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

                               ----------------

                                                                            PAGE
                                                                            ----
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Introduction..............................................................   F-2
Pro Forma Condensed Consolidated Balance Sheet as of June 30, 1996
 (unaudited)..............................................................   F-3
Pro Forma Condensed Consolidated Statement of Operations for the year
 ended December 31, 1995 (unaudited)......................................   F-4
Pro Forma Condensed Consolidated Statement of Operations for the six
 months ended June 30, 1996 (unaudited)...................................   F-5
Notes to Pro Forma Condensed Consolidated Financial Statements
 (unaudited)..............................................................   F-6
ALLIN COMMUNICATIONS CORPORATION CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Public Accountants..................................   F-8
Consolidated Balance Sheets as of December 31, 1994 and 1995 and June 30,
 1996.....................................................................   F-9
Consolidated Statements of Operations for the period from June 8, 1994
 (date of inception) to
 December 31, 1994, for the year ended December 31, 1995 and for the six months
 ended June 30, 1995 (unaudited) and 1996.................................  F-10
Consolidated Statements of Shareholders' Equity for the period from June
 8, 1994 (date of inception) to December 31, 1994, for the year ended
 December 31, 1995 and for the six months ended
 June 30, 1996............................................................  F-11
Consolidated Statements of Cash Flows for the period from June 8, 1994
 (date of inception) to December 31, 1994, for the year ended December 31,
 1995 and for the six months ended
 June 30, 1995 (unaudited) and 1996.......................................  F-12
Notes to Consolidated Financial Statements................................  F-13
INTERNATIONAL SPORTS MARKETING, INC. FINANCIAL STATEMENTS
Report of Independent Public Accountants..................................  F-18
Balance Sheets as of December 31, 1994 and 1995 and June 30, 1996.........  F-19
Statements of Operations for the years ended December 31, 1993, 1994 and
 1995 and the six months ended June 30, 1995 (unaudited) and 1996.........  F-20
Statements of Shareholders' Equity for the years ended December 31, 1993,
 1994 and 1995 and
 the six months ended June 30, 1996.......................................  F-21
Statements of Cash Flows for the years ended December 31, 1993, 1994 and
 1995 and the six months ended June 30, 1995 (unaudited) and 1996.........  F-22
Notes to Financial Statements.............................................  F-23
KENT CONSULTING GROUP, INC. FINANCIAL STATEMENTS
Report of Independent Public Accountants..................................  F-27
Balance Sheets as of December 31, 1994 and 1995 and June 30, 1996.........  F-28
Statements of Operations for the year ended March 31, 1994, the nine months ended December 31, 1994, the year ended December 31, 1995 and the six months ended June 30, 1995 (unaudited)
 and 1996 ................................................................  F-29
Statements of Shareholders' Equity for the year ended March 31, 1994, the nine months ended December 31, 1994, the year ended December 31, 1995 and the six months ended June 30, 1996 ......................................  F-30
Statements of Cash Flows for the year ended March 31, 1994, the nine months ended December 31, 1994, the year ended December 31, 1995 and the six months ended June 30, 1995 (unaudited)
 and 1996 ................................................................  F-31
Notes to Financial Statements.............................................  F-33

            PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

  The following Pro Forma Condensed Consolidated Financial Statements of Allin Communications Corporation (the Company) are based on the historical financial statements of SeaVision, Inc. (SeaVision), International Sports Marketing, Inc. (ISM) and Kent Consulting Group, Inc. (KCG), adjusted to give effect to the acquisitions of ISM and KCG by the Company. The Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 1995 and for the six months ended June 30, 1996 assumes that such acquisitions, the issuance of Convertible Preferred Stock and the offering of Common Stock by the Company pursuant to the Prospectus of which the following Pro Forma Condensed Consolidated Financial Statements are part (the "Offering") had occurred on January 1, 1995.

  The pro forma condensed consolidated financial information reflects the purchase method of accounting for the acquisitions of ISM and KCG, and accordingly is based on estimated purchase accounting adjustments that are subject to further revision depending upon completion of any appraisals or other studies of the fair value of assets and liabilities. Final purchase accounting adjustments will differ from the pro forma adjustments presented herein and described in the accompanying notes due to the results of operations of ISM and KCG from June 30, 1996 to the date of closing. The final purchase accounting adjustments are not expected to differ significantly from the estimates used herein.

  The pro forma condensed consolidated financial information reflects certain assumptions described above and in Notes to Pro Forma Condensed Consolidated Statement of Operations below. The pro forma financial information does not purport to present what the Company's results of operations would actually have been if the acquisitions of ISM and KCG, the issuance of Convertible Preferred Stock and the Offering had occurred on the assumed dates, as specified above, or to project the Company's financial condition or results of operations for any future period.

       PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 1996

                                  (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

                                    INTERNATIONAL
                                       SPORTS        KENT                                   OFFERING PRO
                         SEAVISION,  MARKETING,   CONSULTING   PRO FORMA        PRO FORMA      FORMA          PRO FORMA
                            INC.        INC.      GROUP, INC. ADJUSTMENTS      CONSOLIDATED ADJUSTMENTS      AS ADJUSTED
                         ---------- ------------- ----------- -----------      ------------ ------------     -----------
ASSETS:
Current Assets:
 Cash...................  $   572       $ 63         $ 42       $(1,800)(1)(2)   $(1,123)     $25,893 (3)      $24,770
 Investments............      --         420          --                             420                           420
 Accounts receivable....       90        113          646                            849                           849
 Prepaid expenses and
  other current assets..      125        203            6                            334                           334
                          -------       ----         ----                        -------                       -------
  Total current assets..      787        799          694                            480                        26,373
Property and equipment,
 net....................    2,665        116          174                          2,955                         2,955
Other Assets............      695         28           97        7,138 (1)         7,958                         7,958
                          -------       ----         ----                        -------                       -------
                          $ 4,147       $943         $965                        $11,393                       $37,286
                          =======       ====         ====                        =======                       =======
LIABILITIES AND
 SHAREHOLDERS' EQUITY:
 Current liabilities....  $ 5,630       $812         $634       $  150 (1)       $ 7,226                       $ 7,226
 Long-term debt.........    3,807        --           --                           3,807       (3,807)(3)(4)       --
 Redeemable preferred
  stock.................      --         --           --         2,450 (2)         2,450                         2,450
 Shareholders' equity ..   (5,290)       131          331        2,738 (1)        (2,090)      29,700 (3)(4)    27,610
                          -------       ----         ----                        -------                       -------
                          $ 4,147       $943         $965                        $11,393                       $37,286
                          =======       ====         ====                        =======                       =======



   The accompanying notes are an integral part of these financial statements.

  PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED
                               DECEMBER 31, 1995

                                  (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                      INTERNATIONAL
                                         SPORTS        KENT                                     OFFERING PRO
                          SEAVISION,   MARKETING,   CONSULTING   PRO FORMA          PRO FORMA      FORMA      PRO FORMA
                             INC.         INC.      GROUP, INC. ADJUSTMENTS        CONSOLIDATED ADJUSTMENTS  AS ADJUSTED
                          ----------  ------------- ----------- -----------        ------------ ------------ -----------
Revenue.................  $      44      $4,878       $1,995       $(705)(5)         $ 6,212                  $   6,212
Cost and expenses:
 Cost of revenue........         10       2,747          989        (338)(5)           3,408                      3,408
 Selling, general and
  administrative........      1,833       1,647          712       1,784 (5)(6)(7)     5,976                      5,976
 Interest expense, net..        369         (37)           4                             336        (369)(8)        (33)
                          ---------      ------       ------                         -------                  ---------
  Total cost and
   expenses.............      2,212       4,357        1,705                           9,720                      9,351
                          ---------      ------       ------                         -------                  ---------
Income (loss) before
 taxes..................     (2,168)        521          290                          (3,508)                    (3,139)
Provision for income
 taxes..................        --          --            57         (57)(9)             --                         --
                          ---------      ------       ------                         -------                  ---------
Income (loss) before
 nonrecurring charges
 (10)...................  $  (2,168)     $  521       $  233                         $(3,508)                 $  (3,139)
                          =========      ======       ======                         =======                  =========
Loss before nonrecurring
 charges per common
 share (11).............  $   (0.83)                                                                          $   (0.62)
                          =========                                                                           =========
Weighted average number
 of common shares
 outstanding (11).......  2,603,385                                                                           5,087,450
                          ---------                                                                           ---------


   The accompanying notes are an integral part of these financial statements.

  PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE SIX MONTHS
                              ENDED JUNE 30, 1996

                                  (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     INTERNATIONAL
                                        SPORTS        KENT                                  OFFERING PRO
                         SEAVISION,   MARKETING,   CONSULTING   PRO FORMA       PRO FORMA      FORMA      PRO FORMA
                            INC.         INC.      GROUP, INC. ADJUSTMENTS     CONSOLIDATED ADJUSTMENTS  AS ADJUSTED
                         ----------  ------------- ----------- -----------     ------------ ------------ -----------
Revenue................. $     163      $1,793       $1,792       $(461)(5)      $ 3,287                  $   3,287
Cost and expenses:
 Cost of revenue........        40       1,091          937        (240)(5)        1,828                      1,828
 Selling, general and
  administrative........     2,167         830          437         797 (5)(7)     4,231                      4,231
 Interest expense, net..       468           1            3                          472        (468)(8)          4
                         ---------      ------       ------                      -------                  ---------
  Total cost and
   expenses.............     2,675       1,922        1,377                        6,531                      6,063
                         ---------      ------       ------                      -------                  ---------
Income (loss) before
 taxes..................    (2,512)       (129)         415                       (3,244)                    (2,776)
Provision for income
 taxes .................       --          --           167        (167)(9)          --                         --
                         ---------      ------       ------                      -------                  ---------
Net income (loss)....... $  (2,512)     $ (129)      $  248                      $(3,244)                 $  (2,776)
                         =========      ======       ======                      =======                  =========
Net loss per common
 share.................. $   (0.96)                                                                       $   (0.55)
                         =========                                                                        =========
Weighted average number
 of common shares
 outstanding............ 2,603,385                                                                        5,087,450
                         ---------                                                                        ---------


   The accompanying notes are an integral part of these financial statements.

                   NOTES TO PRO FORMA CONDENSED CONSOLIDATED
                       FINANCIAL STATEMENTS (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The pro forma adjustments to the condensed consolidated balance sheet are as follows:

  (1) To record the acquisitions of ISM and KCG, for which the estimated excess purchase price of approximately $7,138 has been assigned to intangible assets. Along with these acquisitions, the remaining available borrowings of $150 under the line of credit have been reflected. The intangible assets identified, based upon an independent appraisal, along with the assigned values and the estimated useful lives, are as follows:

                                                                     ESTIMATED
                                                           ASSIGNED USEFUL LIVES
       ASSETS                                               VALUES    IN YEARS
       ------                                              -------- ------------
       Employment agreement...............................  $2,680         2
       Customer lists.....................................     195         5
       Assembled work force...............................     113         7
       Goodwill...........................................   3,768      7-20
       Marketing agreement................................     125        20
       Trade names........................................     257        40
                                                            ------
                                                            $7,138
                                                            ======

    The agreements which provide for these acquisitions include provisions for contingent payments of up to $2,400 and $2,800, respectively, based upon future operating income of ISM and KCG for the years 1997, 1998 and 1999. Future contingent payments, if any, made to the selling shareholders of ISM and KCG will be reflected as additional cost of the acquired entities. These additional costs of the affected assets will be capitalized and amortized over the remaining life of the assets.

  (2) To record the net proceeds of $2,450 from the issuance of 25,000 shares of Series A Convertible Redeemable Preferred Stock with a par value of $100 per share.

  (3) To record the receipt of the net proceeds of the Offering of $26,700 and the application of these proceeds, primarily for the payment of accrued interest on shareholder notes of $807 and the acquisitions of ISM and KCG.

  (4) To record the conversion of $3,000 of shareholder loans to 244,066 shares of common stock.

  The pro forma adjustments to the condensed consolidated statements of operations are as follows:

  (5) To eliminate the effects of transactions between the companies including intercompany profit capitalized as software development costs of $253 for the year ended December 31, 1995, and $40 as software development costs and $30 as onboard equipment for the six-month period ended June 30, 1996.

  (6) To record compensation expense related to the issuance of the Restricted Grant Shares to certain employees of KCG of $134 for the year ended December 31, 1995 and $66 for the six-month period ended June 30, 1996.

                   NOTES TO PRO FORMA CONDENSED CONSOLIDATED
                  FINANCIAL STATEMENTS (UNAUDITED)--CONTINUED

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


  (7) To record amortization of excess purchase price of $1,764 for the year ended December 31, 1995 and $882 for the six-month period ended June 30, 1996.

  (8) To reduce interest expense on borrowings of $369 for the year ended December 31, 1995 and $468 for the six-month period ended June 30, 1996. The interest accrued during these respective periods was based upon the outstanding borrowings under the shareholder loans (15%), the line of credit (7%) and the guarantee fee due certain shareholders based upon borrowing under the line of credit (8%). The weighted average borrowing under the shareholder loans was approximately $2,464 and $5,577 for the year ended December 31, 1995 and the six-month period ended June 30, 1996, respectively. The weighted average borrowings under the line of credit was approximately $738 for the six-month period ended June 30, 1996.

  (9) To reduce the tax provision recorded by KCG of $57 for the year ended December 31, 1995 and $167 for the six-month period ended June 30, 1996.

  (10) A charge of $661 related to the induced conversion of the shareholder loans is nonrecurring and directly attributable to the Offering and, therefore, not reflected in the accompanying pro forma statement of operations for the year ended December 31, 1995. This charge will be recognized in the fiscal quarter in which the Offering is consummated.

       The Convertible Preferred Stock is assumed to be converted during the seven-month period beginning six months after the closing of the Offering due to the inducement feature whereby the holders of such preferred stock will receive common shares with a value of $3,051 in return for such preferred stock with a stated value of $2,500. This transaction will be treated in a manner similar to the treatment of dividends paid to holders of the preferred stock. Accordingly, the conversion premium of $551 and accretion of $50 from the net proceeds from the issuance of Convertible Preferred Stock to stated value will increase the loss attributable to common shareholders. The conversion premium and accretion are nonrecurring and directly attributable to the Offering and, therefore, not reflected in the accompanying pro forma statement of operations for the year ended December 31, 1995.

  (11) The weighted average number of shares of common stock used to calculate pro forma loss before nonrecurring charges per share includes the shares to be issued in connection with the Offering, the acquisition of KCG, the conversion of the shareholder loans, and the assumed conversion of the Convertible Preferred Stock and the Restricted Grant Shares. The stock options issued at the time of consummation of the Offering are not included with the weighted average outstanding number of common shares, as the effect is antidilutive.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Allin Communications Corporation:

  We have audited the accompanying consolidated balance sheets of Allin Communications Corporation (a Delaware corporation) as of December 31, 1994 and 1995 and June 30, 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for the period from June 8, 1994 (date of inception), to December 31, 1994, the year ended December 31, 1995 and the six-month period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allin Communications Corporation as of December 31, 1994 and 1995 and June 30, 1996, and the results of its operations and its cash flows for the period from June 8, 1994 (date of inception), to December 31, 1994, the year ended December 31, 1995 and the six-month period ended June 30, 1996, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Pittsburgh, Pennsylvania,

October 2, 1996 (except with
respect to the matter discussed
in Note 7 (iv) as to which the
date is October 29, 1996)

                        ALLIN COMMUNICATIONS CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                 DECEMBER 31,
                                              --------------------   JUNE 30,
                                                1994       1995        1996
                                              --------  ----------  ----------
                   ASSETS
Current assets:
 Cash and cash equivalents................... $ 32,852  $  192,995  $  571,961
 Accounts receivable.........................      --       42,692      79,730
 Related party receivable....................      --          --       10,000
 Prepaid expenses............................   25,668       8,765     124,646
                                              --------  ----------  ----------
  Total current assets.......................   58,520     244,452     786,337
                                              --------  ----------  ----------
Property and equipment, at cost:
 Leasehold improvements......................      --       42,450      47,836
 Furniture and equipment.....................   16,404     188,897     337,587
 On-board equipment..........................      --    1,313,206   1,540,837
 Construction-in-progress....................      --          --    1,090,464
                                              --------  ----------  ----------
                                                16,404   1,544,553   3,016,724
 Less--accumulated depreciation..............   (1,093)   (153,648)   (351,483)
                                              --------  ----------  ----------
                                                15,311   1,390,905   2,665,241
 Other assets, net of accumulated
  amortization of $5,295, $141,052 and
  $293,379, respectively.....................   72,238     717,375     695,110
                                              --------  ----------  ----------
                                              $146,069  $2,352,732  $4,146,688
                                              ========  ==========  ==========
    LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Line of credit.............................. $    --   $      --   $4,850,000
 Shareholder notes payable...................      --    1,493,000         --
 Accounts payable............................    1,600     151,436     553,269
 Accrued liabilities:
  Management fees............................      --       45,000      84,000
  Guarantee fees.............................      --          --       30,000
  Other......................................      --       47,849     111,989
                                              --------  ----------  ----------
   Total current liabilities.................    1,600   1,737,285   5,629,258
                                              --------  ----------  ----------
Long-term liabilities:
 Accrued interest............................   24,080     393,138     807,284
 Shareholder notes payable...................  730,000   3,000,000   3,000,000
                                              --------  ----------  ----------
                                               754,080   3,393,138   3,807,284
                                              --------  ----------  ----------
Shareholders' equity (Notes 1 and 7):
 Preferred stock, authorized 100,000 shares..      --          --          --
 Common stock, par value $.01 per share-
  authorized, 20,000,000 shares; issued and
  outstanding, 2,400,000 shares..............       10          10      24,000
 Additional paid-in capital..................    1,990       1,990       3,000
 Retained deficit............................ (611,611) (2,779,691) (5,316,854)
                                              --------  ----------  ----------
  Total shareholders' equity................. (609,611) (2,777,691) (5,289,854)
                                              --------  ----------  ----------
                                              $146,069  $2,352,732  $4,146,688
                                              ========  ==========  ==========

  The accompanying notes to financial statements are an integral part of these statements.

                        ALLIN COMMUNICATIONS CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                         PERIOD ENDED  YEAR ENDED   SIX MONTHS ENDED JUNE 30,
                         DECEMBER 31, DECEMBER 31,  ----------------------------
                             1994         1995            1995           1996
                         ------------ ------------  ----------------------------
                                                      (UNAUDITED)
Revenue.................  $     --    $    44,413    $       --    $     163,000
Cost of sales...........        --         10,000            --           40,045
                          ---------   -----------    -----------   -------------
Gross profit............        --         34,413            --          122,955
Selling, general &
 administrative.........    587,531     1,833,435        766,603       2,167,456
                          ---------   -----------    -----------   -------------
Loss from operations....   (587,531)   (1,799,022)      (766,603)     (2,044,501)
Interest expense, net...     24,080       369,058        105,311         467,662
                          ---------   -----------    -----------   -------------
Net loss................  $(611,611)  $(2,168,080)   $  (871,914)  $  (2,512,163)
                          =========   ===========    ===========   =============
PRO FORMA INFORMATION--
 UNAUDITED (NOTE 8):
 Net loss...............              $(2,168,080)   $  (871,914)  $  (2,512,163)
 Pro forma income taxes.                      --             --              --
                                      -----------    -----------   -------------
 Pro forma net loss.....              $(2,168,080)   $  (871,914)  $  (2,512,163)
                                      ===========    ===========   =============
 Pro forma net loss per
  common share..........              $     (0.83)   $     (0.33)  $       (0.96)
                                      ===========    ===========   =============
Weighted average common
 shares outstanding
 during
 the period.............                2,603,385      2,603,385       2,603,385


  The accompanying notes to financial statements are an integral part of these statements.

                        ALLIN COMMUNICATIONS CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                            COMMON STOCK     ADDITIONAL                      TOTAL
                         -------------------  PAID-IN                    SHAREHOLDERS'
                          SHARES   PAR VALUE  CAPITAL   RETAINED DEFICIT    EQUITY
                         --------- --------- ---------- ---------------- -------------
Balance, June 8, 1994... $     --   $   --     $  --      $       --      $       --
 Issuance of common
  stock................. 2,400,000       10     1,990             --            2,000
 Net loss...............       --       --        --         (611,611)       (611,611)
                         ---------  -------    ------     -----------     -----------
Balance, December 31,
 1994................... 2,400,000       10     1,990        (611,611)       (609,611)
 Net loss...............       --       --        --       (2,168,080)     (2,168,080)
                         ---------  -------    ------     -----------     -----------
Balance, December 31,
 1995................... 2,400,000       10     1,990      (2,779,691)     (2,777,691)
 Initial capitalization
  (Note 1)..............       --    23,990     1,010        (25,000)             --
 Net loss...............       --       --        --       (2,512,163)     (2,512,163)
                         ---------  -------    ------     -----------     -----------
June 30, 1996........... 2,400,000  $24,000    $3,000     $(5,316,854)    $(5,289,854)
                         =========  =======    ======     ===========     ===========



  The accompanying notes to financial statements are an integral part of these statements.

                        ALLIN COMMUNICATIONS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             SIX MONTHS ENDED
                               PERIOD ENDED  YEAR ENDED          JUNE 30,
                               DECEMBER 31, DECEMBER 31,  -----------------------
                                   1994         1995         1995        1996
                               ------------ ------------  ----------- -----------
                                                          (UNAUDITED)
 Cash flows from operating
 activities:
  Net loss...................   $(611,611)  $(2,168,080)   $(871,914) $(2,512,163)
  Adjustments to reconcile
   net loss to net cash flows
   from operating activities:
   Depreciation and
    amortization.............       6,388       288,312       69,780      350,162
   Accrued interest on
    shareholder notes
    payable..................      24,080       369,058      104,162      414,146
  Changes in certain assets
   and liabilities:
   Accounts receivable.......         --        (42,692)         --       (37,038)
   Related party receivable..         --            --           --       (10,000)
   Prepaid expenses..........     (25,668)       16,903       19,303     (115,881)
   Software development
    costs....................          -       (753,252)    (355,629)    (130,062)
   Other assets..............     (77,533)      (27,642)     (26,597)         --
   Accounts payable..........       1,600       149,836      366,455      401,833
   Accrued liabilities.......         --         92,849          --       133,140
                                ---------   -----------    ---------  -----------
   Net cash flows from
    operating activities.....    (682,744)   (2,074,708)    (694,440)  (1,505,863)
                                ---------   -----------    ---------  -----------
 Cash flows from investing
 activities:
  Capital expenditures.......     (16,404)   (1,528,149)    (709,857)  (1,472,171)
                                ---------   -----------    ---------  -----------
 Cash flows from financing
 activities:
  Proceeds from shareholder
   loans.....................     730,000     3,763,000    1,607,950    2,127,650
  Proceeds from line of
   credit....................         --            --           --     4,850,000
  Payments on shareholder
   loans.....................         --            --           --    (3,620,650)
  Issuance of common stock...       2,000           --           --           --
                                ---------   -----------    ---------  -----------
   Net cash flows from
    financing activities.....     732,000     3,763,000    1,607,950    3,357,000
                                ---------   -----------    ---------  -----------
 Net change in cash and cash
 equivalents.................      32,852       160,143      203,653      378,966
 Cash and cash equivalents,
 beginning of period.........         --         32,852       32,852      192,995
                                ---------   -----------    ---------  -----------
 Cash and cash equivalents,
 end of period...............   $  32,852   $   192,995    $ 236,505  $   571,961
                                =========   ===========    =========  ===========


  The accompanying notes to financial statements are an integral part of these statements.

                       ALLIN COMMUNICATIONS CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. ORGANIZATION AND NATURE OF OPERATIONS:

  Allin Communications Corporation (the Company) was formed as a wholly owned subsidiary of SeaVision, Inc. (SeaVision) on July 23, 1996. Effective August 16, 1996, the Company consummated a transaction pursuant to an agreement whereby SeaVision became a wholly owned subsidiary of the Company. Prior to this date, the Company had no operations. SeaVision was formed on June 8, 1994 for the purpose of designing, developing, selling and installing interactive entertainment and communications systems for cruise ships. Revenues are derived from passengers aboard the cruise ships through usage of pay-per-view, gaming and video shopping services. During 1995, SeaVision completed installation of two interactive systems on cruise ships.

  The discussion under the heading "Risk Factors" contained in this Registration Statement is incorporated herein by reference.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  The following is a summary of the significant accounting policies affecting the consolidated financial statements of the Company.

 Use of Estimates in the Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and Cash Equivalents

  The Company considers all certificates of deposit with an original maturity of three months or less to be cash equivalents.

 Accounts Receivable and Revenue Recognition

  Revenue and related costs are recognized when the services are rendered. The Company's revenue and receivables result from contracts with cruise lines. As of June 30, 1996, two cruise lines account for all of the Company's revenue and the resulting receivables.

 Property and Equipment

  The Company provides for depreciation on the straight-line method over the estimated useful lives of the assets. In the year of acquisition, the Company takes a full year of depreciation if the asset was purchased in the first six months, and half a year of depreciation if the asset was purchased in the last six months of the year. The estimated useful lives of property and equipment range from three to five years. Expenditures for ordinary maintenance and repairs which do not extend the lives of the applicable assets are charged to expense as incurred, while renewals and betterments that materially extend the lives of the applicable assets are capitalized and depreciated.

 Other Assets

  Certain expenditures related to the organization and start-up of SeaVision have been capitalized in the accompanying consolidated financial statements. Organizational and start-up costs included in this balance are being amortized over a five-year period.

                       ALLIN COMMUNICATIONS CORPORATION

  Costs of software development are capitalized and amortized subsequent to the project achieving technological feasibility and prior to market introduction. Prior to the project achieving technological feasibility and after market introduction, development costs are expensed as incurred. Amortization of capitalized software costs, for both internally developed and purchased software products, is computed on a product-by-product basis over a three-year period. Software development expense, net of amortization of capitalized costs, was approximately $173,000, $216,000 and $387,000 for the periods ended December 31, 1994 and 1995, and June 30, 1996 respectively.

 Advertising and Promotional

  Expenditures for advertising and promotions are expensed as incurred due to the short duration of the periods benefited.

 Income Taxes

  The shareholders of SeaVision had elected to file under Subchapter S for both state and federal income tax purposes. Accordingly, no provision for income taxes has been reflected in the financial statements as the taxable income or loss is reflected on the individual income tax returns of the shareholders. Certain events, including the transactions described in Notes 1 and 7, will automatically terminate the S corporation status of SeaVision, thereby subjecting future income to federal and state income taxes at the corporate level. See Note 8 for information concerning certain pro forma adjustments for income taxes.

 Financial Instruments

  It was not practicable to estimate the fair value of the shareholder notes payable. These notes are reflected at their outstanding face value, excluding unpaid interest accrued at 15% annually. As no ready market exists for these instruments, comparable instruments available from outside the Company are not available. Based upon the closely held nature of these instruments and the Company itself, it is not practicable to estimate the fair value of these notes.

  All other financial instruments are classified as current and will be utilized within the next operating cycle.

 Recently Issued Accounting Standards

  Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" (SFAS No. 121), was issued in March 1995 and is effective for fiscal years beginning after December 15, 1995. This statement will be applied prospectively and requires that impairment losses on long-lived assets be recognized when the book value of the asset exceeds its expected undiscounted cash flows. The Company adopted SFAS No. 121 on January 1, 1996, and adoption at that time did not have a material impact on the Company's financial position or results of operations.

  The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS No. 123) in October 1995. This statement establishes a "fair value based method" of financial accounting and related reporting standards for stock-based employee compensation plans, such as the plans that will be established, subsequent to June 30, 1996 (see Note 7). SFAS No. 123 becomes effective in 1996 and provides for adoption in the income statement or through disclosure only. The Company anticipates accounting for any adopted plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees," as permitted by SFAS No. 123, but will provide the disclosure in the notes to the 1996 financial statements.

                       ALLIN COMMUNICATIONS CORPORATION

 Unaudited Interim Financial Statements

  The consolidated statements of operations and cash flows for the six-month period ended June 30, 1995, are unaudited and are not covered by the report of independent public accountants. However, in the opinion of management, these interim financial statements include all adjustments (which consist only of normal recurring adjustments) necessary to present fairly the results of operations and cash flows of the Company for the interim period and are prepared on the same basis as the audited financial statements.

 Correction of Previously Issued Interim Financial Statements

  Subsequent to the original issuance of the unaudited interim financial statements for the six-month period ended June 30, 1996, the Company identified certain additional expenses associated with this period. These additional costs relate to the installations of on-board equipment, guarantee fees and software development costs incurred subsequent to market introduction. Accordingly, the accompanying audited interim financial statements for the six-month period ended June 30, 1996 include adjustments to recognize such additional expenses. The effect of these adjustments was to increase the previously reported net loss by approximately $323,000 or $.12 per share.

 Supplemental Disclosure of Cash Flow Information

  There were no cash payments for income taxes during the periods presented. Cash payments for interest were approximately $23,000 during the six months ended June 30, 1996.

3. RELATED PARTY TRANSACTIONS:

  The following summarizes related party information. The discussion under the heading "Certain Transactions" contained in this Registration Statement is incorporated herein by reference.

 Shareholder Notes Payable

  These obligations represent numerous individual notes due to certain shareholders, each with a three-year maturity. These notes bear interest at 15%, payable at maturity, and mature at various dates from July 1997 through December 1998. That portion of the notes paid in connection with the Company's line of credit entered into on May 31, 1996 (Note 4) has been included with current liabilities in the accompanying consolidated balance sheets as of December 31, 1995. The remaining outstanding balance of $3.0 million will be converted into 244,066 shares of Common Stock, effective upon the closing of the initial public offering (Note 7).

 Management Services

  Certain shareholders of the Company own interests in three separate entities which perform installation, marketing, consulting and administrative services and made purchases for the Company. Fees related to these services and reimbursements for expenditures incurred on behalf of the Company were approximately as follows:

        PERIOD ENDED                     FEES                                  REIMBURSEMENTS
        ------------                    --------                               --------------
      December 31, 1994                 $343,000                                 $  287,000
      December 31, 1995                  644,000                                  1,668,000
      June 30, 1996                      230,000                                    213,000

  During 1996, the Company hired a management team that reduced its need for the services provided by these entities. Accordingly, the fees and reimbursements paid under these arrangements have declined. Management agreements with two of the entities were terminated in July 1996. The third management agreement

                       ALLIN COMMUNICATIONS CORPORATION
has been converted to a lease agreement effective August 1, 1996. The lease agreement includes the rental of office space and certain administrative services to be provided to the Company. This agreement provides for monthly fees of $3,700 and can be terminated by either party upon 30 days notification.

  In addition, the Company leases office space from an entity in which certain shareholders have an ownership interest. Rental expense under this arrangement was approximately $21,000 for the six months ended June 30, 1996. The future commitment under this arrangement is approximately $21,000.

 Professional Services

  A shareholder of the Company is a partner in an entity which performs legal services for the Company. Fees for these services were approximately $25,000, $71,000 and $41,000 for the periods ended December 31, 1994 and 1995, and June 30, 1996, respectively.

 Other Services

  Certain shareholders of the Company have an equity interest in an entity which performs services for the Company related to visual media. Charges for these services were approximately $10,000, $137,000 and $118,000 for the periods ended December 31, 1994 and 1995, and June 30, 1996, respectively.

  Another entity in which certain shareholders of the Company have an equity interest performed commercial printing services for the Company. Charges for these services were approximately $7,000, $25,000 and $40,000 for the periods ended December 31, 1994 and 1995, and June 30, 1996, respectively.

 Related Party Receivable

  This balance represents noninterest-bearing advances made to an entity in which certain shareholders of the Company own an interest.

4. LINE OF CREDIT:

  The Company entered into a financing agreement which provides for a line of credit that permits maximum allowable borrowings of $5 million. Borrowings bear interest at either prime or Euro-rate plus 1-1/2% and are payable upon demand. The maturity date is May 31, 1997, and borrowings are guaranteed by certain shareholders of the Company, for which they will receive a guarantee fee. This fee will be equal to the difference between the 15% accrued under the shareholder notes payable and the rate accrued on borrowings under the line of credit. As of July 17, 1996, $5 million has been borrowed under this agreement.

5. OTHER ASSETS:

  Other assets consist of the following:

                                                        DECEMBER 31,
                                                      ---------------- JUNE 30,
                                                       1994     1995     1996
                                                      ------- -------- --------
  Software development costs, net of accumulated
   amortization of $-0-, $125,542 and $272,761.......  $  --  $627,710 $610,553
  Organizational and start-up costs, net of
   accumulated amortization of $5,171, $14,976 and
   $19,879...........................................  43,855   34,050   29,147
  Other assets, net of accumulated amortization of
   $124, $534 and $739...............................  28,383   55,615   55,410
                                                      ------- -------- --------
                                                      $72,238 $717,375 $695,110
                                                      ======= ======== ========

                       ALLIN COMMUNICATIONS CORPORATION

6. COMMITMENTS:

 License Agreement

  The Company has an agreement with a vendor which provides for a software license fee of $25,000 per installation and includes specified prices for various hardware components. This agreement expires October 1999, and payments for license fees under this arrangement were $25,000 and $75,000 for the periods ended December 31, 1994 and 1995, respectively. These fees are included with on-board equipment upon installation of the interactive systems.

 Royalty Agreements

  The contracts with the cruise lines provide for specified royalty payments based upon adjusted gross revenue, as defined in the respective agreements. These royalty payments are adjusted upon reaching specified milestones for cumulative revenue generated by the interactive systems installations. Royalty payments of approximately $2,000 and $6,000 are included with selling, general and administrative expenses in the accompanying consolidated statements of operations for the periods ended December 31, 1995, and June 30, 1996, respectively.

7. SUBSEQUENT EVENTS:

  In connection with the proposed initial public offering (the Offering) by the Company, subsequent to June 30, 1996, the following transactions have occurred or are anticipated to occur:

  (i) Designation of 40,000 shares of authorized preferred stock as Series A Convertible Redeemable Preferred Stock with a par value of $.01 per share.

  (ii) Receipt of $1.5 million in the form of loans from two shareholders. These loans bear interest at 8%, increasing to 12% if the Offering is not consummated on or before December 31, 1996, and are convertible into an aggregate 15,000 shares of Convertible Redeemable Preferred Stock of the Company.

  (iii) Conversion of the shareholder loans referred to above into 15,000 shares of Convertible Redeemable Preferred Stock and the issuance of an additional 10,000 shares of Convertible Redeemable Preferred Stock. These shares are entitled to cumulative compounded quarterly dividends, when and as declared by the Board of Directors, of 8%, increasing to 12% if the Offering is not consummated on or before December 31, 1996. Additionally, the 25,000 shares issued are convertible into 203,385 common shares, at the option of the holder, not earlier than six months after the date of the Offering.

  (iv) A stock split of 2,400 common shares for each common share outstanding prior to the Offering. This split has been reflected retroactively in the accompanying financial statements.

  (v) Entry into an agreement for the acquisition of all issued and outstanding shares of International Sports Marketing, Inc. (ISM), an entity in which certain shareholders of the Company have an ownership interest. This acquisition is conditioned upon the closing of the Offering and provides for cash payments of $2.4 million upon closing and contingent payments up to $2.4 million based upon future operating income.

  (vi) Entry into an agreement for the merger of Kent Consulting Group, Inc.
       (KCG) into a wholly owned subsidiary of the Company. This merger is conditioned upon the closing of the Offering. The

                        ALLIN COMMUNICATIONS CORPORATION
     consideration includes $2.0 million in cash and $3.2 million in common stock valued at the Offering price at the closing and contingent payments up to $2.8 million based upon future operating income.

  (vii) Creation of the 1996 Stock Plan which provides up to 266,000 shares for Common Stock to be awarded as stock options, stock appreciation rights, restricted shares and restricted units to officers, other executive employees, consultants and advisors (including non-employee directors) of the Company. As of the closing of the Offering, 26,666 shares of common stock were granted in connection with the acquisition of KCG. Additionally, options to purchase 219,000 shares of common stock at the offering price were granted.

8. PRO FORMA INFORMATION (UNAUDITED):

  The pro forma adjustments for income taxes included in the accompanying statements of operations are based upon statutory rates in effect for C corporations during the periods presented. Due to uncertainty as to the realizability of the tax benefit attributable to the net operating losses, a valuation allowance has been established that offsets this benefit.

  The weighted average outstanding shares used to calculate the pro forma earnings per share reflect the capital structure of the Company and give effect to the stock split and the assumed conversion of the Convertible Preferred Stock issued within one year of the Offering as discussed in Note 7.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To International Sports Marketing, Inc.:

  We have audited the accompanying balance sheets of International Sports Marketing, Inc. (a Pennsylvania corporation) as of December 31, 1994 and 1995 and June 30, 1996, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995 and the six-month period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Sports Marketing, Inc. as of December 31, 1994 and 1995 and June 30, 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 and the six-month period ended June 30, 1996, in conformity with generally accepted accounting principles.

                                                            Arthur Andersen LLP
Pittsburgh, Pennsylvania,
October 2, 1996

                      INTERNATIONAL SPORTS MARKETING, INC.

                                 BALANCE SHEETS

                                                    DECEMBER 31,
                                                  ------------------  JUNE 30,
                                                    1994      1995      1996
                                                  --------  --------  --------
                     ASSETS
Current assets:
 Cash............................................ $436,859  $ 70,636  $ 62,767
 Investments.....................................      --    395,022   420,426
 Accounts receivable.............................   74,448   116,850   112,780
 Prepaid expenses................................   57,424   212,496   202,805
                                                  --------  --------  --------
  Total current assets...........................  568,731   795,004   798,778
                                                  --------  --------  --------
Equipment, at cost...............................  107,505   159,494   170,114
 Less--Accumulated depreciation..................  (21,679)  (41,844)  (54,032)
                                                  --------  --------  --------
                                                    85,826   117,650   116,082
Long-term receivable.............................    6,145    12,038    27,673
Intangible assets, net of accumulated
 amortization of
 $184,412, $275,716 and $309,955, respectively...  125,543    34,239       --
                                                  --------  --------  --------
                                                  $786,245  $958,931  $942,533
                                                  ========  ========  ========
      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable and accrued liabilities........ $276,283  $ 88,233  $162,338
 Deferred revenues...............................  189,224   408,250   649,625
                                                  --------  --------  --------
  Total current liabilities......................  465,507   496,483   811,963
                                                  --------  --------  --------
Shareholders' equity:
 Common stock, par value $1 per share--
  Authorized, 1,000 shares;
  issued and outstanding, 100 and 105 shares,
  respectively...................................      100       105       105
 Additional paid-in capital......................   99,900    99,900    99,900
 Retained earnings...............................  220,738   357,587    28,873
 Net unrealized gains on investments.............      --      4,856     1,692
                                                  --------  --------  --------
  Total shareholders' equity.....................  320,738   462,448   130,570
                                                  --------  --------  --------
                                                  $786,245  $958,931  $942,533
                                                  ========  ========  ========

  The accompanying notes to financial statements are an integral part of these financial statements.

                      INTERNATIONAL SPORTS MARKETING, INC.

                            STATEMENTS OF OPERATIONS

                                    YEAR ENDED               SIX MONTHS ENDED
                                   DECEMBER 31,                  JUNE 30,
                         -------------------------------- ----------------------
                            1993       1994       1995       1995        1996
                         ---------- ---------- ---------- ----------- ----------
                                                          (UNAUDITED)
Revenue:
 Events................. $2,770,993 $5,671,042 $4,807,763 $3,213,640  $1,603,537
 Appearances............    121,942    135,150     46,850     16,500      82,240
 Licensing..............     91,618    135,855     22,902     17,234     107,417
                         ---------- ---------- ---------- ----------  ----------
                          2,984,553  5,942,047  4,877,515  3,247,374   1,793,194
Cost of sales:
 Event costs............  1,566,702  3,288,230  2,714,516  1,726,881   1,058,085
 Appearance fees........     96,536     63,800     25,450      8,900      32,267
 Licensing costs and
  expenses..............     11,267     68,480      6,536      4,724         474
                         ---------- ---------- ---------- ----------  ----------
  Gross profit..........  1,310,048  2,521,537  2,131,013  1,506,869     702,368
Operating expenses:
 Payroll and benefit
  costs.................    451,290    630,439    711,518    393,950     407,108
 General and
  administrative........    214,237    287,766    338,935    130,791     146,040
 Royalty fee............    132,383    295,250    165,948    116,064      60,000
 Rent...................     39,524     69,217     99,485     46,002      55,010
 Airfare, lodging and
  meals.................     73,412     73,096     91,404     36,510      48,629
 Advertising and
  promotional...........     82,563     67,409     68,493     20,371      37,392
 Administrative service
  fee...................     60,000     60,000     60,000     30,000      30,000
 Depreciation and
  amortization..........     97,313    103,932    111,469     53,810      46,427
                         ---------- ---------- ---------- ----------  ----------
  Operating income
   (loss)...............    159,326    934,428    483,761    679,371    (128,238)
Net investment income
 (expense)..............     23,507     13,564     28,791      9,795        (496)
Other nonoperating
 income.................        --       7,584      8,299      2,399          20
                         ---------- ---------- ---------- ----------  ----------
Net income (loss)....... $  182,833 $  955,576 $  520,851 $  691,565  $ (128,714)
                         ========== ========== ========== ==========  ==========


  The accompanying notes to financial statements are an integral part of these statements.

                      INTERNATIONAL SPORTS MARKETING, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                            COMMON STOCK   ADDITIONAL            NET UNREALIZED
                          ----------------  PAID-IN   RETAINED      GAINS ON
                          SHARES PAR VALUE  CAPITAL   EARNINGS    INVESTMENTS
                          ------ --------- ---------- ---------  --------------
December 31, 1992........  100     $100     $99,900   $(189,723)     $  --
 Net income..............  --       --          --      182,833         --
                           ---     ----     -------   ---------      ------
December 31, 1993........  100      100      99,900      (6,890)        --
 Distributions to
  shareholders...........  --       --          --     (727,948)        --
 Net income..............  --       --          --      955,576         --
                           ---     ----     -------   ---------      ------
December 31, 1994........  100      100      99,900     220,738         --
 Exercise of options.....    5        5         --          --          --
 Unrealized gains on
  investments............  --       --          --          --        4,856
 Distributions to
  shareholders...........  --       --          --     (384,002)        --
 Net income..............  --       --          --      520,851         --
                           ---     ----     -------   ---------      ------
December 31, 1995........  105      105      99,900     357,587       4,856
 Unrealized losses on
  investments............  --       --          --          --       (3,164)
 Distributions to
  shareholders...........  --       --          --     (200,000)        --
 Net loss................  --       --          --     (128,714)        --
                           ---     ----     -------   ---------      ------
June 30, 1996............  105     $105     $99,900   $  28,873      $1,692
                           ===     ====     =======   =========      ======


  The accompanying notes to financial statements are an integral part of these statements.

                      INTERNATIONAL SPORTS MARKETING, INC.

                            STATEMENTS OF CASH FLOWS

                            YEAR ENDED DECEMBER 31,       SIX MONTHS ENDED JUNE 30,
                         -------------------------------  ---------------------------
                           1993       1994       1995           1995          1996
                         ---------  ---------  ---------  ---------------------------
                                                            (UNAUDITED)
Cash flows from
 operating activities:
 Net income (loss)...... $ 182,833  $ 955,576  $ 520,851   $    691,565  $   (128,714)
 Adjustments to
  reconcile net income
  (loss) to net cash
  flows from operating
  activities:
  Depreciation and
   amortization.........    97,313    103,932    111,469         53,810        46,427
  Assumption of Major
   League Alumni
   Marketing Program's
   net liabilities......  (308,150)       --         --             --            --
 Changes in certain
  assets and
  liabilities:
  Accounts receivable...   115,434     (2,398)   (42,402)      (594,665)        4,070
  Prepaid expenses......   (29,415)   (28,009)  (155,072)       (19,793)        9,691
  Long-term receivable..       --      (6,145)    (5,893)        (5,893)      (15,635)
  Accounts payable and
   accrued liabilities..   (97,360)   178,302   (188,050)        89,875        74,105
  Deferred revenues.....   131,518     57,706    219,026       (210,407)      241,375
                         ---------  ---------  ---------   ------------  ------------
  Net cash flows from
   operating activities.    92,173  1,258,964    459,929          4,492       231,319
                         ---------  ---------  ---------   ------------  ------------
Cash flows from
 investing activities:
 Capital expenditures...   (28,655)   (54,817)   (51,989)       (22,754)      (10,620)
 Investments............       --         --    (390,166)           --        (28,568)
                         ---------  ---------  ---------   ------------  ------------
  Net cash flows from
   investing activities.   (28,655)   (54,817)  (442,155)       (22,754)      (39,188)
                         ---------  ---------  ---------   ------------  ------------
Cash flows from
 financing activities:
 Distribution paid to
  shareholders..........       --    (727,948)  (384,002)           --       (200,000)
 Exercise of options....       --         --           5            --            --
 Repayment of
  shareholder loans
  payable...............  (113,648)  (222,052)       --             --            --
                         ---------  ---------  ---------   ------------  ------------
  Net cash flows from
   financing activities.  (113,648)  (950,000)  (383,997)           --       (200,000)
                         ---------  ---------  ---------   ------------  ------------
Net change in cash......   (50,130)   254,147   (366,223)       (18,262)       (7,869)
Cash, beginning of
 period.................   232,842    182,712    436,859        436,859        70,636
                         ---------  ---------  ---------   ------------  ------------
Cash, end of period..... $ 182,712  $ 436,859  $  70,636   $    418,597  $     62,767
                         =========  =========  =========   ============  ============

  The accompanying notes to financial statements are an integral part of these statements.

                     INTERNATIONAL SPORTS MARKETING, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS:

  International Sports Marketing, Inc. (ISM) was organized for the purpose of marketing, licensing and operating sports-related promotions and rights. ISM has arrangements with various organizations that represent former professional athletes. ISM's revenue results primarily from the coordination of various events, including the production of sports-themed premiums and promotions, sales incentives, licensing, games, clinics and personal appearances.

  The discussion under the heading "Risk Factors" contained in this Registration Statement is incorporated herein by reference.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  The following is a summary of the significant accounting policies affecting the financial statements of ISM:

 Use of Estimates in the Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Accounts Receivable

  ISM grants credit to customers based upon management's assessment of their creditworthiness. Sales to sponsors account for virtually all of ISM's receivables as of December 31, 1994 and 1995 and June 30, 1996.

  Two significant customers individually accounted for 51% and 15% of 1993 sales and 42% and 19% of 1994 sales. One other significant customer accounted for 17% of 1995 sales. Four significant customers accounted for 15%, 12%, 12% and 11% of sales for the six-month period ended June 30, 1996.

 Depreciation

  Depreciation is provided using the straight-line method which allocates the cost of equipment over estimated useful lives ranging from five to ten years.

 Long-Term Receivable

  This represents premiums paid under a split-dollar life insurance policy arrangement with a key employee of ISM. This balance is repayable upon termination of the employee or from the proceeds of the insurance policy.

 Deferred Revenue

  Revenue received in advance, such as deposits on events and appearances, is deferred and recognized as revenue during the period earned.

 Stock Options

  In accordance with an employment agreement, a key employee of ISM exercised options to purchase approximately five shares of common stock. The exercise price was $1.00 per share which was deemed to

                     INTERNATIONAL SPORTS MARKETING, INC.

approximate fair value as of the date of grant. Accordingly, no compensation expense has been recognized in connection with this transaction.

 Income Taxes

  The shareholders of ISM have elected to file under Subchapter S for both state and federal income tax purposes. No provision for income taxes has been reflected in the financial statements as the taxable income or loss is reflected on the individual income tax returns of the shareholders. Upon completion of the transaction discussed in Note 6, ISM's S Corporation status will automatically terminate.

 Recently Issued Accounting Standards

  Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" (SFAS No. 121), was issued in March 1995 and is effective for fiscal years beginning after December 15, 1995. This statement will be applied prospectively and requires that impairment losses on long-lived assets be recognized when the book value of the asset exceeds its expected undiscounted cash flows. ISM adopted SFAS No. 121 on January 1, 1996, and adoption at that time did not have a material impact on ISM's financial position or results of operations.

 Unaudited Interim Financial Statements

  The statements of operations and cash flows for the six-month period ended June 30, 1995 are unaudited and are not covered by the report of independent public accountants. However, in the opinion of management, these interim financial statements include all adjustments (which consist only of normal recurring adjustments) necessary to present fairly the results of operations and cash flows of ISM for the interim period and are prepared on the same basis as the audited financial statements.

 Supplemental Disclosure of Cash Flow Information

  There were no cash payments for interest or taxes during the periods presented.

 Reclassifications

  Certain prior year balances have been reclassified to conform to the current year presentation.

3. LICENSE AGREEMENT:

  ISM has a license agreement with Major League Alumni Marketing, Inc. (MLAM, Inc.), a wholly owned subsidiary of the Major League Baseball Players Alumni Association (the Agreement) dated December 1, 1993, effective January 1, 1993. The Agreement supersedes the Management Agreement dated May 15, 1989, between ISM and MLAM, Inc. Pursuant to the Agreement, the Major League Alumni Marketing Program, a project formed between ISM and MLAM, Inc., was terminated and ISM assumed all of the assets and liabilities of the project. The excess of liabilities over assets assumed is reflected as an intangible asset in the accompanying balance sheets and is being amortized over the initial term of the Agreement on the straight-line basis.

  This Agreement provides ISM with certain exclusive rights and provides for, among other things, the following:

                     INTERNATIONAL SPORTS MARKETING, INC.

 Royalty Payment

  ISM is required to make a royalty payment to MLAM, Inc. based upon a specified percentage of its Annual Gross Revenues, as defined, related to the use, exploitation and sublicensing of the rights acquired from MLAM, Inc. As of June 30, 1996, the future minimum commitment under the Agreement is $300,000. Royalties paid to MLAM, Inc. were $132,383, $295,250 and $165,948 for the years ended December 31, 1993, 1994 and 1995, and $60,000 for the six-month period ended June 30, 1996, respectively.

 Term of the Agreement

  The Agreement provides for an initial term of 40.5 months and contains automatic renewal options for successive two-year periods until termination. ISM or MLAM, Inc. may terminate the Agreement with a written notification to the other party at least one year prior to the expiration of the then current term. As neither party elected to terminate this Agreement within the notification period, the Agreement has automatically been extended effective May 15, 1996, through December 31, 1998. The Agreement may also be terminated by either party if a material breach of the Agreement occurs which remains unresolved for 60 days following a written notification of the breach to the other party.

4. INVESTMENTS:

  ISM's investments represent securities classified as available for sale and are stated at market value. These investments consist primarily of debt securities which are actively traded on open markets. Unrealized gains or losses are recorded in shareholders' equity. Realized gains and losses on dispositions are computed by the specific identification method and are included in the accompanying statements of operations.

  The cost and estimated market value of investments in securities available for sale are summarized below:

                                                          DECEMBER 31, JUNE 30,
                                                              1995       1996
                                                          ------------ --------
   Debt securities available for sale, at cost...........   $390,166   $418,734
   Gross unrealized gains................................      4,856      1,692
                                                            --------   --------
   Estimated market value................................   $395,022   $420,426
                                                            ========   ========

5. RELATED PARTY TRANSACTIONS:

  The following summarizes related party information. The discussion under the heading "Certain Transactions" contained in this Registration Statement is incorporated herein by reference.

 Administrative Service Fee

  Certain shareholders of ISM own an interest in the entity which performs general, administrative and accounting services for ISM. Fees related to these services were $60,000 for each of the years ended December 31, 1993, 1994 and 1995, and $30,000 for the six-month period ended June 30, 1996.

 Lease Expense

  ISM leases office space from an entity in which certain shareholders own an indirect interest. Lease expense related to this office space was $39,524, $53,777 and $76,774 for the years ended December 31, 1993, 1994 and 1995, and $39,832 for the six-month period ended June 30, 1996, respectively.

 Professional Services

  A shareholder of ISM is a partner in the entity which performs legal services for ISM. These fees amounted to $45,078, $97,831 and $20,499 for the years ended December 31, 1993, 1994 and 1995, and $12,190 for the six-month period ended June 30, 1996, respectively.

                     INTERNATIONAL SPORTS MARKETING, INC.

6. SUBSEQUENT EVENT:

  Effective August 14, 1996, the shareholders of ISM entered into an agreement with Allin Communications Corporation to sell all of the outstanding shares of the Company. The sales price is approximately $2.4 million. The agreement includes a provision whereby the price will be increased in accordance with a specified formula based upon average earnings over a three-year period, as defined. The maximum additional payment would be approximately $2.4 million payable over a three-year period. This sale is conditioned upon the closing of an initial public offering being undertaken by Allin Communications Corporation.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Kent Consulting Group, Inc.:

  We have audited the accompanying balance sheets of Kent Consulting Group, Inc. (a California corporation) as of December 31, 1994 and 1995 and June 30, 1996, and the related statements of operations, shareholders' equity and cash flows for the year ended March 31, 1994, the nine months ended December 31, 1994, the year ended December 31, 1995 and the six months ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kent Consulting Group, Inc. as of December 31, 1994 and 1995 and June 30, 1996, and the results of its operations and its cash flows for the year ended March 31, 1994, the nine months ended December 31, 1994, the year ended December 31, 1995 and the six months ended June 30, 1996, in conformity with generally accepted accounting principles.

                                                            Arthur Andersen LLP
Pittsburgh, Pennsylvania,
October 2, 1996

                          KENT CONSULTING GROUP, INC.
                                BALANCE SHEETS

                                                  DECEMBER 31,
                                                ------------------ JUNE 30,
                                                  1994      1995     1996
                                                --------  -------- --------
                    ASSETS
Current assets:
 Cash and cash equivalents..................... $  3,613  $    904 $ 42,303
 Accounts receivable...........................  222,630   341,678  645,846
 Notes receivable..............................   14,332    42,720      --
 Inventory.....................................   20,761       --       --
 Deferred income taxes.........................    7,000       --       --
 Other assets..................................    1,149     3,757    6,065
                                                --------  -------- --------
  Total current assets.........................  269,485   389,059  694,214
Property and equipment, net....................  131,708    73,786  174,133
Note receivable................................      --        --    43,300
Shareholder receivable.........................   20,759       --       --
Deferred income taxes..........................      --     56,000   54,000
                                                --------  -------- --------
                                                $421,952  $518,845 $965,647
                                                ========  ======== ========
     LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Current maturities of notes payable........... $108,983  $ 50,417 $ 40,000
 Line of credit................................  165,000       --       --
 Shareholder note payable......................      --     79,964      --
 Accounts payable..............................  131,442    60,805  128,730
 Accrued liabilities:
  Payroll related..............................   10,241    95,628  171,984
  Income taxes.................................      --     42,000  158,000
  Other........................................    6,086     1,637   15,527
 Deferred income taxes.........................      --     71,000  120,000
                                                --------  -------- --------
  Total current liabilities....................  421,752   401,451  634,241
Notes payable..................................      --     34,583      --
Shareholders' equity:
 Common stock, no par value per share--
  Authorized, 1,500 shares; issued and
   outstanding, 1,000 shares...................    1,000     1,000    1,000
 Retained earnings.............................     (800)   81,811  330,406
                                                --------  -------- --------
  Total shareholders' equity...................      200    82,811  331,406
                                                --------  -------- --------
                                                $421,952  $518,845 $965,647
                                                ========  ======== ========

  The accompanying notes to financial statements are an integral part of these statements.

                          KENT CONSULTING GROUP, INC.

                            STATEMENTS OF OPERATIONS

                                     NINE MONTHS                  SIX MONTHS ENDED
                         YEAR ENDED     ENDED      YEAR ENDED         JUNE 30,
                         MARCH 31,   DECEMBER 31, DECEMBER 31, ----------------------
                            1994         1994         1995        1995        1996
                         ----------  ------------ ------------ ----------- ----------
                                                               (UNAUDITED)
Revenue................. $1,945,818   $1,467,975   $1,994,791   $764,922   $1,791,886
Cost of revenue.........  1,328,830      831,401      989,279    354,032      936,834
                         ----------   ----------   ----------   --------   ----------
  Gross profit..........    616,988      636,574    1,005,512    410,890      855,052
Selling, general and
 administrative.........    901,202      472,688      712,069    210,341      436,851
                         ----------   ----------   ----------   --------   ----------
  (Loss) income from
 operations.............   (284,214)     163,886      293,443    200,549      418,201
Interest expense, net...     26,897       24,531        3,832      3,219        2,606
                         ----------   ----------   ----------   --------   ----------
  (Loss) income before
 income taxes...........   (311,111)     139,355      289,611    197,330      415,595
Income taxes............    (74,495)      56,000       57,000     80,000      167,000
                         ----------   ----------   ----------   --------   ----------
Net (loss) income....... $ (236,616)  $   83,355   $  232,611   $117,330   $  248,595
                         ==========   ==========   ==========   ========   ==========


  The accompanying notes to financial statements are an integral part of these statements.

                          KENT CONSULTING GROUP, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                                        RETAINED       TOTAL
                                               COMMON   EARNINGS   SHAREHOLDERS'
                                               STOCK    (DEFICIT)     EQUITY
                                              --------  ---------  -------------
March 31, 1993............................... $123,041  $ 21,427     $144,468
 Net loss....................................      --   (236,616)    (236,616)
                                              --------  --------     --------
March 31, 1994...............................  123,041  (215,189)     (92,148)
 Acquisition and retirement of shares........  (12,766)      --       (12,766)
 Net income..................................      --     83,355       83,355
 Capital contribution........................ (109,275)  131,034       21,759
                                              --------  --------     --------
December 31, 1994............................    1,000      (800)         200
 Net income..................................      --    232,611      232,611
 Distribution to shareholders................      --   (150,000)    (150,000)
                                              --------  --------     --------
December 31, 1995............................    1,000    81,811       82,811
 Net income..................................      --    248,595      248,595
                                              --------  --------     --------
June 30, 1996................................ $  1,000  $330,406     $331,406
                                              ========  ========     ========


  The accompanying notes to financial statements are an integral part of these statements.

                          KENT CONSULTING GROUP, INC.

                            STATEMENTS OF CASH FLOWS

                                     NINE MONTHS                 SIX MONTHS ENDED
                         YEAR ENDED     ENDED      YEAR ENDED        JUNE 30,
                         MARCH 31,   DECEMBER 31, DECEMBER 31, --------------------
                            1994         1994         1995        1995       1996
                         ----------  ------------ ------------ ----------- --------
                                                               (UNAUDITED)
Cash flows from operating
 activities:
 Net (loss) income.....  $(236,616)    $ 83,355     $232,611    $117,330   $248,595
 Adjustments to
  reconcile net (loss)
  income to net cash
  flows from operating
  activities:
   Depreciation and
    amortization.......     22,168       12,000       18,417       9,000     27,530
   Deferred income
    taxes..............    (74,495)      56,000       15,000      61,000     51,000
 Changes in certain
  assets and
  liabilities--
  Accounts receivable..    237,232       41,975     (285,966)   (177,087)  (304,168)
  Notes receivable.....    203,757      (14,332)     (42,720)    (18,172)      (580)
  Shareholder
   receivable..........        --       (20,759)         --          --         --
  Inventory............     54,154       23,923          --          --         --
  Other assets.........      1,882          325       (3,478)     (2,748)    (2,308)
  Accounts payable.....    (76,336)    (105,216)      60,805      31,352     67,925
  Accrued liabilities..    (82,432)       2,105      139,116      70,575    206,246
                         ---------     --------     --------    --------   --------
    Net cash flows from
     operating
     activities........     49,314       79,376      133,785      91,250    294,240
                         ---------     --------     --------    --------   --------
Cash flows from
 investing activities:
 Capital expenditures,
  net..................     (2,692)     (33,330)     (60,069)    (31,884)  (127,877)
                         ---------     --------     --------    --------   --------
Cash flows from
 financing activities:
 Proceeds from notes
  payable..............    187,000          --       164,732      84,768        --
 Principal payments on
  notes payable........   (226,575)     (58,550)    (172,544)   (104,943)  (124,964)
 Acquisition and
  retirement of shares.        --       (12,766)         --          --         --
 Distribution to
  shareholders.........        --           --       (65,000)        --         --
 Capital contribution..        --        21,759          --          --         --
                         ---------     --------     --------    --------   --------
    Net cash flows from
     financing
     activities........    (39,575)     (49,557)     (72,812)    (20,175)  (124,964)
                         ---------     --------     --------    --------   --------
Net change in cash and
 cash equivalents            7,047       (3,511)         904      39,191     41,399
Cash and cash
 equivalents, beginning
 of period.............         77        7,124          --          --         904
                         ---------     --------     --------    --------   --------
Cash and cash
 equivalents, end of
 period................  $   7,124     $  3,613     $    904    $ 39,191   $ 42,303
                         =========     ========     ========    ========   ========

  The accompanying notes to financial statements are an integral part of these statements.

                          KENT CONSULTING GROUP, INC.

                                    NINE MONTHS                SIX MONTHS ENDED
                         YEAR ENDED    ENDED      YEAR ENDED       JUNE 30,
                         MARCH 31,  DECEMBER 31, DECEMBER 31, ------------------
                            1994        1994         1995        1995      1996
                         ---------- ------------ ------------ ----------- ------
                                                              (UNAUDITED)
Supplemental disclosure
 of cash flow
 information:
  Cash paid for--
   Interest.............  $32,000     $24,000       $6,000      $4,000    $6,000
                          =======     =======       ======      ======    ======
   Income taxes.........  $18,000     $   --        $1,000      $  --     $1,000
                          =======     =======       ======      ======    ======

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING AND INVESTING ACTIVITIES:

  The net liabilities of Vision Network Systems, Inc., the Predecessor, as of December 31, 1994 (reflected as a shareholder receivable on the balance sheet) consist of the following (see Note 2):

       Cash.......................................................... $   3,613
       Accounts receivable...........................................   222,630
       Notes receivable..............................................    14,332
       Inventory.....................................................    20,761
       Other assets..................................................       800
       Deferred tax asset............................................     7,000
       Property and equipment, net...................................   131,708
       Accounts payable..............................................  (131,442)
       Accrued liabilities...........................................   (16,178)
       Notes payable/line of credit..................................  (273,983)
                                                                      ---------
                                                                      $ (20,759)
                                                                      =========

  During the year ended December 31, 1995, the Company assumed $172,776 of long-term debt from Vision Network Systems, Inc., the Predecessor, and received in exchange the following (see Note 4):

       Accounts receivable............................................ $ 55,712
       Computer equipment.............................................   32,064
       Buyout of marketing agreement..................................   85,000
                                                                       --------
                                                                       $172,776
                                                                       ========

 The accompanying notes to financial statements are an integral part of these statements.

                          KENT CONSULTING GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS:

  Kent Consulting Group, Inc. (KCG) is engaged in the performance of professional services related to the design and operation of custom business network systems for microcomputers. KCG was incorporated on November 23, 1994, and commenced operations on January 1, 1995. Prior to December 31, 1994, Vision Network Systems, Inc. (VNS or the Predecessor) was engaged in the same business. KCG and VNS are deemed to be entities under common control as the sole shareholder of KCG and his spouse own 96% of VNS. KCG was formed to acquire substantially all of the assets of VNS. KCG provides the same services to the same customers with the same employees as VNS had previously. Therefore, due to factors described above, VNS is deemed to be a predecessor.

  VNS is currently involved with litigation arising from the conduct of its business. This liability was not assumed by KCG. In the opinion of management, based upon its discussion with counsel, any liability associated with these matters would be the obligation of VNS.

  The matters affecting the Predecessor relate to an alleged usurpation of a division of VNS's business by a former employee. VNS has filed a lawsuit against the former employee who, in turn, has cross-complained against VNS for damages to his reputation. The Predecessor is represented by its insurance carrier in defense of the cross-complaint.

  Also related to the matter described above, two claims against VNS remain outstanding which were filed by former vendors for amounts due. VNS contends these balances relate to purchases made by the former employee in a capacity where he was not authorized to do so. Accordingly, these claims should be directed to this individual.

  As a result of the matters discussed above, KCG was formed to continue the business. Subsequent to January 1, 1995, VNS's operations have been limited to completion of projects previously commenced as well as efforts to resolve the outstanding matters.

  The discussion under the heading "Risk Factors" contained in this Registration Statement is incorporated herein by reference.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  The following is a summary of the significant accounting policies affecting the financial statements of KCG and the Predecessor.

 Basis of Presentation

  As KCG and VNS represent entities under common control, the accompanying financial statements present the financial position and results of operations and cash flows of KCG and VNS as if they were combined from inception in a manner similar to a pooling of interests. The financial position, results of operations and related disclosures as of and prior to December 31, 1994, represent that of the Predecessor. This information is provided due to the similarities in ownership and operations. The accompanying statements of shareholders' equity reflect the net liabilities of VNS as of December 31, 1994, and the initial capitalization of KCG as a contribution of capital.

  Comparable information for VNS subsequent to January 1, 1995, has not been provided as that portion of the business was not acquired by the Company and is not included as part of the transaction discussed in Note 9.

  VNS used a fiscal year-end of March 31. The results of operations for the nine-month period ended December 31, 1994, are provided for comparability.

                          KENT CONSULTING GROUP, INC.

  Certain assets and liabilities of VNS were acquired and assumed by KCG. The purchase method of accounting was not used as KCG and the Predecessor represent entities under common control. VNS's cost basis in the assets acquired and liabilities assumed has been reflected in the accompanying 1995 financial statements. Therefore, the purchase price in excess of the Predecessor's cost basis has been reflected as a distribution to shareholders in the accompanying statement of shareholders' equity (Note 4).

 Use of Estimates in the Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Cash Equivalents

  KCG considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

 Accounts Receivable

  KCG grants credit to customers based upon management's assessment of their creditworthiness. Three significant customers accounted for approximately 35%, 15% and 10% of 1995 sales, respectively. One customer accounted for approximately 26% of sales for the six months ended June 30, 1996. Trade accounts receivable are due from approximately 30 customers located primarily in the greater San Francisco Bay area.

 Property and Equipment

  KCG provides for depreciation on its property and equipment using accelerated methods over estimated useful lives of 5 years. The Predecessor provided for depreciation on its property and equipment using straight-line and accelerated methods over useful lives ranging from 5 to 31.5 years.

  Expenditures for ordinary maintenance and repairs which do not extend the lives of the applicable assets are charged to expense as incurred, while renewals and betterments that materially extend the lives of the applicable assets are capitalized and depreciated.

 Financial Instruments

  Notes payable are reflected at their outstanding face value, excluding unpaid interest. As no ready market exists for these instruments, comparable instruments available from outside KCG are not available. Based upon the nature of these instruments and KCG itself, it is not practicable to estimate the fair value of these notes.

  All other financial instruments are classified as current and will be utilized within the next operating cycle.

 Recently Issued Accounting Standards

  Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" (SFAS No. 121), was issued in March 1995 and is effective for fiscal years beginning after December 15, 1995. This statement will be applied prospectively and requires that impairment losses on long-lived assets be recognized when the book value of the asset exceeds its expected undiscounted cash flows. KCG adopted SFAS No. 121 on January 1, 1996, and adoption at that time did not have a material impact on KCG's financial position or results of operations.

                          KENT CONSULTING GROUP, INC.

 Unaudited Interim Financial Statements

  The statements of operations and cash flows for the six-month period ended June 30, 1995 are unaudited and are not covered by the report of independent public accountants. However, in the opinion of management, these interim financial statements include all adjustments (which consist only of normal recurring adjustments) necessary to present fairly the results of operations and cash flows of KCG for the interim period and are prepared on the same basis as the audited financial statements.

3. PROPERTY AND EQUIPMENT:

  Property and equipment is comprised of the following:

                              DECEMBER 31, 1994 DECEMBER 31, 1995 JUNE 30, 1996
                              ----------------- ----------------- -------------
Furniture, fixtures and
 equipment...................     $126,815          $ 92,133        $220,010
Automobile...................       37,556               --              --
Leasehold improvements.......       52,731               --              --
                                  --------          --------        --------
                                   217,102            92,133         220,010
Accumulated depreciation.....      (85,394)          (18,347)        (45,877)
                                  --------          --------        --------
                                  $131,708          $ 73,786        $174,133
                                  ========          ========        ========

4. RELATED PARTY TRANSACTIONS:

  The following summarizes related party information. The discussion under the heading "Certain Transactions" contained in this Registration Statement is incorporated herein by reference.

  During the year ended December 31, 1995 and the six months ended June 30, 1996, KCG leased certain space and an automobile from its shareholder under three agreements. These rental agreements expire at various times through May 1997. Rental payments made under these arrangements were approximately $69,000 and $40,000. The future minimum commitment under these agreements is approximately $58,000 as of June 30, 1996.

  KCG had a marketing commission agreement with VNS under which commissions of $100,000 were paid during the year ended December 31, 1995. This agreement provided for certain rights of VNS to be used by KCG, including customer lists and employment agreements with employees. This agreement was terminated and the related rights were acquired by KCG, effective November 1, 1995, for $150,000, of which $65,000 was paid during the year ended December 31, 1995. The remaining $85,000 in consideration was in the form of a bank loan assumption.

  Additionally, approximately $88,000 under a separate bank loan was assumed in exchange for certain tangible assets. The assumption of these obligations has been reflected as noncash investing and financing activities in the accompanying statement of cash flows.

  KCG purchased equipment of approximately $50,000 and $122,000 from affiliated entities during the year ended December 31, 1995 and the six months ended June 30, 1996.

  KCG had notes receivable from VNS and another affiliated entity of approximately $25,000 and $18,000 as of December 31, 1995.

  KCG had a shareholder note payable of $79,964 as of December 31, 1995. This note bears interest at prime plus 4%, with monthly principal payments of $6,664 plus interest. This note is secured by the Company's accounts receivable and fixed assets.

                          KENT CONSULTING GROUP, INC.

  During the year ended March 31, 1994, and the nine months ended December 31, 1994, VNS leased a building from its principal shareholders. Rental payments made in accordance with the lease agreement were approximately $102,000 and $76,000, respectively.

  VNS had a note receivable from one of its principal shareholders of approximately $14,000 as of December 31, 1994. This note bears interest at 8%.

5. LINE OF CREDIT:

  VNS had an agreement with a bank which provided for a $175,000 revolving line of credit. Borrowings under this agreement accrued interest at 4% over the bank's prime rate. These borrowings were secured by substantially all of the assets of VNS, and were personally guaranteed by VNS's principal shareholders. The amount outstanding under this line was $165,000 as of December 31, 1994.

6. NOTES PAYABLE:

  KCG and VNS had the following long-term debt obligations outstanding:

                                            DECEMBER 31, DECEMBER 31, JUNE 30,
                                                1994         1995       1996
                                            ------------ ------------ --------
Note payable to a bank, interest at prime
 plus 4%, monthly principal payments of
 $4,583 plus interest, maturity August
 1997, secured by accounts receivable and
 general intangibles and guaranteed by
 KCG's shareholders.......................    $    --      $ 85,000   $ 40,000
Note payable to a bank, interest at 10.5%,
 monthly principal and interest payments
 of $4,026, maturity June 1997, secured by
 personal residences of the principal
 shareholders of VNS......................      90,961          --         --
Note payable to a bank, interest at 9.25%,
 monthly principal and interest payments
 of $575, maturity December 1997, secured
 by automobile............................      18,022          --         --
                                              --------     --------   --------
                                               108,983       85,000     40,000
Less current maturities...................    (108,983)     (50,417)   (40,000)
                                              --------     --------   --------
                                              $    --      $ 34,583   $    --
                                              ========     ========   ========

7. EMPLOYEE BENEFIT PLANS:

  KCG provides a 401(k) plan for its employees. The terms of the plan provide for KCG to assume the cost of plan administration. No contributions by KCG are required or have been made to date.

8. INCOME TAXES:

  Deferred income taxes are provided on all significant temporary differences between tax and financial reporting based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The provision for income taxes represents the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

                          KENT CONSULTING GROUP, INC.

  The provision for income taxes includes the following components:

                                            NINE MONTHS               SIX MONTHS
                                 YEAR ENDED    ENDED      YEAR ENDED    ENDED
                                 MARCH 31,  DECEMBER 31, DECEMBER 31,  JUNE 30,
                                    1994        1994         1995        1996
                                 ---------- ------------ ------------ ----------
Current taxes--
 Federal........................  $    --     $   --       $35,700     $100,300
 State..........................       --         --         6,300       17,700
                                  --------    -------      -------     --------
                                       --         --        42,000      118,000
                                  --------    -------      -------     --------
Deferred taxes--
 Federal........................   (63,500)    47,600       12,750       41,650
 State..........................   (10,995)     8,400        2,250        7,350
                                  --------    -------      -------     --------
                                   (74,495)    56,000       15,000       49,000
                                  --------    -------      -------     --------
Total...........................  $(74,495)   $56,000      $57,000     $167,000
                                  ========    =======      =======     ========

  The effective tax rate for the year ended December 31, 1995, differs from the statutory rates due to the deductibility of the amortization of the intangible assets purchased from VNS. The accompanying financial statements reflect this transaction as a distribution to shareholders.

  KCG's deferred tax liability results primarily from differences arising from the use of the cash method of accounting for federal and state income tax purposes. Deferred income taxes are comprised of the following:

                                           DECEMBER 31, DECEMBER 31, JUNE 30,
                                               1994         1995       1996
                                           ------------ ------------ ---------
Deferred tax assets:
 Accruals.................................   $    --     $  63,000   $ 136,000
 Net operating loss carryforward..........     67,000          --          --
 Intangible asset.........................        --        60,000      58,000
Deferred tax liabilities:
 Accounts receivable......................        --      (137,000)   (258,000)
 Other....................................        --        (1,000)     (2,000)
Valuation allowance.......................    (60,000)         --          --
                                             --------    ---------   ---------
Net asset (liability).....................   $  7,000    $ (15,000)  $ (66,000)
                                             ========    =========   =========

  VNS recorded a valuation allowance against a portion of the net deferred tax asset. The benefit of the deferred tax asset will be recognized in the years in which it is realized.

9. SUBSEQUENT EVENTS:

  Effective August 16, 1996, KCG and its shareholder entered into an agreement providing for a merger into a wholly owned subsidiary of Allin Communications Corporation (Allin). Consideration related to this transaction is approximately $5.2 million, consisting of $2.0 million in cash and $3.2 million in common stock of Allin. The agreement includes provisions whereby the purchase price will be increased in accordance with a specified formula based upon average earnings over a three-year period, as defined. The maximum additional payment would be approximately $2.8 million. The agreement also provides for grants of $400,000 in common stock of Allin to be made to certain employees of KCG. This merger is conditioned upon the closing of an initial public offering being undertaken by Allin.

                        [LOGO OF ALLIN COMMUNICATIONS]


                                      [PHOTO APPEARS HERE]
[LOGO OF SEAVISION]

                                       Sample of Seavision's ITV screen graphics presently in use in the cruise industry.








                                      [PHOTO APPEARS HERE]
[LOGO OF PHOTOWAVE]

                                       Sample of PhotoWave's
                                       digital imaging products.







                                      [PHOTO APPEARS HERE]
[LOGO OF SPORTSWAVE]

                                       Representation of sporting
                                       events and sporting
                                       memorabilia and of various
                                       logos owned or licensed
                                       by SportsWave.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DE-LIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANC-ES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary.........................................................   3
Risk Factors...............................................................  10
Use of Proceeds............................................................  15
Dividend Policy............................................................  15
Dilution...................................................................  16
Capitalization.............................................................  17
Selected Financial Data....................................................  18
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations.............................................................  20
Business...................................................................  29
Management.................................................................  43
Principal Stockholders.....................................................  46
Certain Transactions.......................................................  47
Description of Capital Stock...............................................  52
Shares Eligible for Future Sale............................................  56
Underwriting...............................................................  58
Legal Matters..............................................................  59
Experts....................................................................  59
Additional Information.....................................................  59
Index to Financial Statements.............................................. F-1

                                 ------------

 UNTIL NOVEMBER 26, 1996 (THE 25TH DAY AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPAT-ING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               2,000,000 SHARES

                             ALLIN COMMUNICATIONS
                                  CORPORATION

                                 COMMON STOCK

                                 ------------
                                  PROSPECTUS

                               NOVEMBER 1, 1996
                                 ------------

                          FRIEDMAN, BILLINGS, RAMSEY
                                  & CO., INC.


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      Securities and Exchange Commission filing fee................. $   12,690
      National Association of Securities Dealers, Inc. filing fee...     29,420*
      Printing expenses.............................................    120,000*
      Accounting fees and expenses..................................    265,000*
      Legal fees and expenses.......................................    550,000*
      Blue Sky fees and expenses....................................     30,000*
      Transfer agent fees...........................................      2,000*
      Miscellaneous.................................................    190,890*
                                                                     ----------
          TOTAL.....................................................  1,200,000*
                                                                     ==========

--------

*Estimate.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a corporation to indemnify any person who was or is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

  Section 145 of the DGCL also empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless, and only to the extent that, the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

  Section 145 of the DGCL further provides that, to the extent that a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation is empowered to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145 of the DGCL.

  Consistent with the DGCL, the Registrant's Certificate of Incorporation contains a provision eliminating or limiting liability of directors to the Registrant and its stockholders for monetary damages arising from acts or omissions in the director's capacity as a director. The provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful dividends or unlawful stock purchases or redemptions as provided in Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of the Registrant protection against awards of monetary damages resulting from breaches of their duty of care, except as indicated above. The Securities and Exchange Commission has taken the position that the provision will have no effect on claims arising under the federal securities laws.

  The Registrant's Certificate of Incorporation and By-Laws provide for mandatory indemnification rights to the maximum extent permitted by applicable law, subject to limited exceptions, to any director or officer of the Registrant who, by reason of the fact that he is a director or officer of the Registrant, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such director or officer in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL.

  The Registrant intends to purchase and maintain insurance to protect persons entitled to indemnification pursuant to the Registrant's Certificate of Incorporation and By-laws and the DGCL against expenses, judgments, fines and amounts paid in settlement, to the fullest extent permitted by the DGCL.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  On August 16, 1996, in connection with the merger of SeaVision, Inc. with and into a wholly owned subsidiary of the Registrant, the Registrant issued an aggregate of 1,000 shares of its Common Stock. As no public offering was involved, the issuance of such shares was exempt from registration under
Section 4(2) of the Securities Act.

  On August 16, 1996, the Registrant issued 25,000 shares of its Series A Convertible Redeemable Preferred Stock that is not convertible into Common Stock until at least six months have elapsed from the closing of the Offering. The aggregate consideration paid for such shares was $1,000,000 in cash and the extinguishment of loans in the amount of $1,500,000. As no public offering was involved, the issuance of such shares was exempt from registration under
Section 4(2) of the Securities Act.

  Concurrently with or immediately following the closing of the Offering, in connection with the closing of the KCG Acquisition, the Registrant will issue to the sole shareholder of KCG $3.2 million in Common Stock valued at the initial public offering price in the Offering. As no public offering is involved, the issuance of such shares will be exempt from registration under
Section 4(2) of the Securities Act.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits

    EXHIBIT
    NUMBER                        DESCRIPTION OF EXHIBIT
    -------                       ----------------------
   1        Form of Underwriting Agreement.
   2.1      Stock Purchase Agreement dated August 14, 1996 by and among
            International Sports Marketing, Inc., Henry Posner, Jr., Thomas D.
            Wright, Michael J. Fetchko, James C. Roddey, Richard W. Talarico,
            John F. Hensler and the Registrant.*
   2.2      Agreement and Plan of Merger dated August 16, 1996 by and among
            Kent Consulting Group, Inc., Les Kent and the Registrant.*

    EXHIBIT
    NUMBER                         DESCRIPTION OF EXHIBIT
    -------                        ----------------------
   3(i)(a)  Certificate of Incorporation of the Registrant, as amended.
   3(i)(b)  Certificate of Designation of the Registrant relating to Series A
            Convertible Redeemable Preferred Stock.*
   3(i)(c)  Certificate of Amendment to Certificate of Designation of the
            Registrant relating to the Series A Convertible Redeemable
            Preferred Stock.*
   3(ii)    Amended and Restated By-laws of the Registrant.
   4        Certificate of Designation of the Registrant relating to Series A
            Convertible Redeemable Preferred Stock and Certificate of Amendment
            relating thereto (filed as Exhibits (3)(i)(b) and 3(i)(c)).*
   5        Opinion of Eckert Seamans Cherin & Mellott.*
   10.1     Sublease Agreement dated August 1, 1996 between SeaVision, Inc. and
            Blair Haven Entertainment, Inc.*
   10.2     Assignment of Intellectual Property Rights dated October 3, 1994 by
            Brian K. Blair and
            R. Daniel Foreman in favor of SeaVision, Inc.*
   10.3     Registration Rights Agreement dated July 23, 1996 by and among the
            Registrant and certain of its stockholders.*
   10.4     Registration Rights Agreement dated July 23, 1996 by and among the
            Registrant and certain of its stockholders.*
   10.5     Note Conversion Agreement dated July 23, 1996 by and among the
            Registrant, Henry Posner, Jr., Thomas D. Wright, Terence M.
            Graunke, James C. Roddey and Richard W. Talarico.*
   10.6     License Agreement dated December 1, 1993 between Major League
            Alumni Marketing, Inc. and Hawthorne Sports Marketing, Inc.*
   10.7     Amended and Restated Line of Credit Note, dated October 28, 1996, made by SeaVision, Inc. in favor of Integra Bank.
   10.8     Form of 1996 Stock Plan of the Registrant.*
   10.9     Employment Agreement dated August 1, 1996 by and between the
            Registrant and Richard W. Talarico.*
   10.10    Employment Agreement dated August 1, 1996 by and between the
            Registrant and R. Daniel Foreman.*
   10.11    Employment Agreement dated August 1, 1996 by and between the
            Registrant and Brian K. Blair.*
   10.12    First Amended and Restated Agreement dated June 1, 1996 between
            SeaVision, Inc. and Celebrity Cruises Inc. (subject to request for confidential treatment).
   10.13    Agreement dated February 6, 1996 between SeaVision, Inc. and
            Carnival Corporation (subject to request for confidential
            treatment).
   10.14    Agreement dated August 8, 1996 by and between SeaVision, Inc. and
            Norwegian Cruise Line Limited (subject to request for confidential treatment).
   10.15    Installation Agreement dated September 9, 1996 by and between
            SeaVision, Inc. and Cunard Line Limited (subject to request for confidential treatment).
   10.16    Concession Agreement dated September 17, 1996 by and between
            SeaVision, Inc. and Royal Caribbean Cruise Line (subject to request for confidential treatment).

    EXHIBIT
    NUMBER                         DESCRIPTION OF EXHIBIT
    -------                        ----------------------
   10.17    Employment Agreement dated as of September 16, 1996 by and between the Registrant and Jon E. VanAmringe.*
   11       Computation of Earnings per Share.
   21       Subsidiaries of the Registrant.
   23.1     Consent of Eckert Seamans Cherin & Mellott (included in its opinion filed herewith as
            Exhibit 5).*
   23.2     Consent of Arthur Andersen LLP.
   23.3     Consent of Richard S. Trutanic.*
   23.4     Consent of Concord Consulting Group
   24       Power of Attorney (included in the Signature Page).*
   27       Financial Data Schedule.

--------
* Previously filed.

  (b) Financial Statement Schedules.

  The following financial statement schedule is included in Part II of this Registration Statement and should be read in conjunction with the Financial Statements and notes thereto included elsewhere herein.

II. Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling person of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registration of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. The undersigned registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 4 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania on November 1, 1996.

                                       ALLIN COMMUNICATIONS CORPORATION

                                       By: /s/ Richard W. Talarico
                                          ------------------------
                                          Richard W. Talarico
                                          Chairman of the Board and
                                          Chief Executive Officer

  Pursuant to the requirements of the Securities Act of 1933, this amendment no. 4 to registration statement has been signed by the following persons in the capacities and on the dates indicated.


      SIGNATURE                           TITLE                       DATE
/s/ Richard W. Talarico     Chairman of the Board and
------------------------    Chief Executive Officer
Richard W. Talarico         (principal executive officer)
                                                                 November 1, 1996


/s/ Jon E. VanAmringe       Chief Financial Officer and
-------------------------   Treasurer (principal financial
Jon E. VanAmringe           and accounting officer)
                                                                 November 1, 1996


            *               Director
-------------------------                                        November 1, 1996
R. Daniel Foreman

            *               Director
-------------------------                                        November 1, 1996
Brian K. Blair

            *               Director
-------------------------                                        November 1, 1996
William C. Kavan

            *               Director
-------------------------                                        November 1, 1996
James C. Roddey


*By: /s/ Richard W. Talarico
    ------------------------
    Richard W. Talarico
    Attorney-in-Fact

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Allin Communications Corporation:

  We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of Allin Communications Corporation (a Delaware corporation) and subsidiaries, included in this registration statement and have issued our report thereon dated October 2, 1996. Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. Schedule II, which is the responsibility of the Company's management, is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly states in all material aspects the financial data required to be set forth in relation to the basic consolidated financial statements taken as a whole.

                                                            Arthur Andersen LLP

Pittsburgh, Pennsylvania
October 2, 1996

                                                                     SCHEDULE II

                        ALLIN COMMUNICATIONS CORPORATION
                       VALUATION AND QUALIFYING ACCOUNTS

                                           BALANCE  ADDITIONS            BALANCE
                                             AT      CHARGED             AT END
                                          BEGINNING    TO                  OF
                                          OF PERIOD EXPENSES  DEDUCTIONS PERIOD
                                          --------- --------- ---------- -------
KENT CONSULTING GROUP, INC.
Deferred tax asset valuation
Year Ended March 31, 1994................  $  --     $60,000    $  --    $60,000
Period Ended December 31, 1994...........  60,000        --        --     60,000
Year Ended December 31, 1995.............  60,000        --     60,000       --
Six Months Ended June 30, 1996...........     --         --        --        --

                                 EXHIBIT INDEX

    EXHIBIT
    NUMBER                        DESCRIPTION OF EXHIBITS
    -------                       -----------------------
   1        Form of Underwriting Agreement.
   2.1      Stock Purchase Agreement dated August 14, 1996 by and among
            International Sports Marketing, Inc., Henry Posner, Jr., Thomas D.
            Wright, Michael J. Fetchko, James C. Roddey, Richard W. Talarico,
            John F. Hensler and the Registrant.*
   2.2      Agreement and Plan of Merger dated August 16, 1996 by and among
            Kent Consulting Group, Inc., Les Kent and Allin Communications
            Corporation.*
   3(i)(a)  Certificate of Incorporation of the Registrant, as amended.
   3(i)(b)  Certificate of Designation of the Registrant relating to Series A
            Convertible Redeemable Preferred Stock.*
   3(i)(c)  Certificate of Amendment to Certificate of Designation relating to the Series A Convertible Redeemable Preferred Stock.*
   3(ii)    Amended and Restated By-laws of the Registrant.
   4        Certificate of Designation of the Registrant relating to Series A
            Convertible Redeemable Preferred Stock and Certificate of Amendment
            relating thereto (filed as Exhibits (3)(i)(b) and 3(i)(c)).*
   5        Opinion of Eckert Seamans Cherin & Mellott.*
   10.1     Sublease Agreement dated August 1, 1996 between SeaVision, Inc. and
            Blair Haven Entertainment, Inc.*
   10.2     Assignment of Intellectual Property Rights dated October 3, 1994 by
            Brian K. Blair and R. Daniel Foreman in favor of SeaVision, Inc.*
   10.3     Registration Rights Agreement dated July 23, 1996 by and among the
            Registrant and certain of its stockholders.*
   10.4     Registration Rights Agreement dated July 23, 1996 by and among the
            Registrant and certain of its stockholders.*
   10.5     Note Conversion Agreement dated July 23, 1996 by and among the
            Registrant, Henry Posner, Jr., Thomas D. Wright, Terence M.
            Graunke, James C. Roddey and Richard W. Talarico.*
   10.6     License Agreement dated December 1, 1993 between Major League
            Alumni Marketing, Inc. and Hawthorne Sports Marketing, Inc.*
   10.7     Amended and Restated Line of Credit Note, dated October 28, 1996, made by SeaVision, Inc. in favor of Integra Bank.
   10.8     Form of 1996 Stock Plan of the Registrant.*
   10.9     Employment Agreement dated August 1, 1996 by and between the
            Registrant and Richard W. Talarico.*
   10.10    Employment Agreement dated August 1, 1996 by and between the
            Registrant and R. Daniel Foreman.*
   10.11    Employment Agreement dated August 1, 1996 by and between the
            Registrant and Brian K. Blair.*
   10.12    First Amended and Restated Agreement dated June 1, 1996 between
            SeaVision, Inc. and Celebrity Cruises Inc. (subject to request for confidential treatment).
   10.13    Agreement dated February 6, 1996 between SeaVision, Inc. and
            Carnival Corporation (subject to request for confidential
            treatment).

    EXHIBIT
    NUMBER                        DESCRIPTION OF EXHIBITS
    -------                       -----------------------
   10.14    Agreement dated August 8, 1996 by and between SeaVision, Inc. and
            Norwegian Cruise Line Limited (subject to request for confidential treatment).
   10.15    Installation Agreement dated September 9, 1996 by and between
            SeaVision, Inc. and Cunard Line Limited (subject to request for confidential treatment).
   10.16    Concession Agreement dated September 17, 1996 by and between
            SeaVision, Inc. and Royal Caribbean Cruise Line (subject to request for confidential treatment).
   10.17    Employment Agreement dated as of September 16, 1996 by and between the Registrant and Jon E. VanAmringe.*
   11       Computation of Earnings per Share.
   21       Subsidiaries of the Registrant.
   23.1     Consent of Eckert Seamans Cherin & Mellott (included in its opinion filed herewith as Exhibit 5).*
   23.2     Consent of Arthur Andersen LLP.
   23.3     Consent of Richard S. Trutanic.*
   23.4     Consent of Concord Consulting Group
   24       Power of Attorney (included in the Signature Page).*
   27       Financial Data Schedule.

--------
* Previously filed.